UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-11595**

Astec Industries, Inc.

(Exact name of registrant as specified in its charter)

Tennessee	**62-0873631**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1725 Shepherd Road	
Chattanooga, TN	**37421**
(Address of principal executive offices)	(Zip Code)

(423) 899-5898
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**ASTE**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller Reporting Company ☐
	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant was approximately $947.9 million based upon the closing sales price as reported on the Nasdaq National Market System.

As of February 20, 2026, there were 22,899,799 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

ASTEC INDUSTRIES, INC.
Index to Annual Report on Form 10-K
For the Year Ended December 31, 2025

GENERAL

Unless otherwise indicated by the context, all references in this Annual Report on Form 10-K to "we," "us," "our," or the "Company" refer to Astec Industries, Inc. and our subsidiaries. References to "Parent Company" in this Annual Report on Form 10-K refer to Astec Industries, Inc. only.

TRADEMARKS AND TRADE NAMES

Except when discussing competitors and their products herein, the trademarks and trade names used in this Annual Report on Form 10-K are the property of Astec Industries, Inc. or its subsidiaries, as the case may be.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K, particularly "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this Annual Report on Form 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

These forward-looking statements are based largely on management's expectations, which are subject to a number of known and unknown risks, uncertainties and other factors discussed in this Annual Report on Form 10-K, including those risks described in Part I, Item 1A. Risk Factors hereof, and in other documents filed by us with the Securities and Exchange Commission, which may cause actual results, financial or otherwise, to be materially different from those anticipated, expressed or implied by the forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements to reflect future events or circumstances, except as required by law.

PART I

ITEM 1. BUSINESS

Our Company

We design, engineer, manufacture, market and service equipment and components used primarily in asphalt and concrete road building and related construction activities, as well as other products discussed below. Our products are used in each phase of road building, from quarrying and crushing the aggregate to application of the road surface. We also offer industrial automation controls and telematics platforms as well as manufacturing certain equipment and components unrelated to road construction, including equipment for the mining, quarrying, construction, demolition, land clearing, energy, hydro-electric and recycling industries and port and rail yard operators; industrial heat transfer equipment; commercial whole-tree pulpwood chippers; horizontal grinders; blower trucks; commercial and industrial burners; and combustion control systems.

Our products are marketed both domestically and internationally primarily to asphalt and concrete producers; highway and heavy equipment contractors; utility contractors; sand and gravel producers; construction, demolition, recycling and crushing contractors; forestry and environmental recycling contractors; mine and quarry operators; port and inland terminal authorities; power stations and domestic and foreign government agencies. In addition to equipment sales, we manufacture and sell replacement parts for equipment in each of our product lines and replacement parts for some competitors' equipment. The distribution and sale of replacement parts is an integral part of our business.

Corporate Strategic Objectives

Our OneASTEC Vision is: *To build industry changing solutions that create life-changing opportunities.* Our strategic pillars are aligned to support our Vision and are focused on our employees, our customers and our innovation.

Empowered, Enabled and Engaged Employees

We strive to develop empowered, enabled and engaged employees by providing competitive compensation and benefits, offering professional and technical skills development opportunities and maintaining a focus on safety. In addition, we leverage the following initiatives, among others, to enhance our employee experience:

- Reinforcing our OneASTEC business model through development of common platforms to unite and strengthen the integration of our global business.
- Establishing a performance culture through consistent execution with a focus on our OneASTEC operating model.
- Streamlining operational excellence processes that embed continuous improvement into our manufacturing processes.
- Providing life changing learning and development opportunities.

Customer Focused

We believe that a strong focus on customers across the Astec organization drives our Vision. Specific actions we are taking to strengthen and maintain our focus on our customers include:

- Strengthening our capabilities to deliver an enhanced aftermarket experience that best meets our customers' needs while creating scalable growth.
- Driving commercial and operational excellence and providing innovative solutions to strengthen our relationships with customers and dealers while maintaining our market leadership positions.
- Simplifying our product offerings and production processes through the development of a rationalized global product portfolio executed through manufacturing centers of excellence.
- Identifying opportunities to strengthen our global presence in attractive new markets, supplement our current product offerings or accelerate technologies or other enhancements that leverage our existing product portfolio to better meet our customers' needs either through strategic acquisition, partnerships or organic growth.
- Enhancing quality, parts availability and customer connectivity.

Industry Changing Innovation

We have a legacy of industry changing innovation that has been instrumental to our success for over 50 years. We are continuing to build on that legacy by:

- Focusing on innovation with a new product development approach that increases our market competitiveness over time.
- Leveraging technology and digital connectivity to enhance the customer experience through controls and automation and other technologies.

- Developing the Astec Digital Ecosystem to enable customers to leverage our entire product portfolio and associated data.

In furtherance of our Vision and strategic pillars, we completed the acquisition of TerraSource Holdings, LLC ("TerraSource"), a market-leading manufacturer of material processing equipment and related aftermarket parts serving complementary crushing, screening and separation applications on July 1, 2025 and the acquisition of CWMF, LLC, a manufacturer of portable and stationary asphalt plant equipment and parts on January 1, 2026. A further discussion of these acquisitions is included in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Strategic Transformation Program

Our strategic transformation program includes the ongoing multi-year phased implementation of a standardized enterprise resource planning ("ERP") system, which is replacing much of our existing disparate core financial systems. To date, we have launched the human capital resources module in our U.S. and Canadian locations and converted the operations of three manufacturing sites along with Corporate.

Business Segments

We operate manufacturing sites and sites that operate as sales and service offices for our manufacturing locations. Our two reportable business segments, Infrastructure Solutions and Materials Solutions, comprise sites based upon the nature of the products produced or services provided, the type of customer for the products, the similarity of economic characteristics, the manner in which management reviews results and the nature of the production process, among other considerations.

The Corporate and Other category consists primarily of our parent company and Astec Insurance Company ("Astec Insurance" or the "captive"), our captive insurance company, which do not meet the requirements as an operating segment or inclusion in one of the other reporting segments.

We evaluate performance and allocate resources to our operating segments based on Segment Operating Adjusted EBITDA. Segment Operating Adjusted EBITDA is defined as net income or loss before the impact of interest income or expense, income taxes, depreciation and amortization and certain other adjustments that are not considered in the evaluation of ongoing operating performance. The Company's presentation of Segment Operating Adjusted EBITDA is not necessarily indicative of the results of operations that would have occurred had each reportable segment been an independent, stand-alone entity during the periods presented.

Infrastructure Solutions Segment

Overview

The Infrastructure Solutions segment designs, engineers, manufactures and markets a complete line of asphalt plants, concrete plants and their related components and ancillary equipment, including industrial automation controls and telematics platforms, as well as asphalt road construction equipment, industrial thermal systems, land clearing, recycling and other heavy equipment. Infrastructure Solutions products are designed to enhance efficiency, safety and sustainability in the construction process. Infrastructure Solutions manufacturing operations are primarily located in the United States and Canada.

Products and Services

The primary products produced and services provided by the Infrastructure Solutions segment include:

Product Categories	Products	
Asphalt	• Asphalt plants • Cold central plant recycle systems • Soil remediation plants	• Engineering and environmental permitting services • Major plant components
Concrete	• Concrete batch plants • Bagging plants • Paste back-fill plants	• Concrete mixers • Major plant components
Heating and Combustion	• Fuel and liquid asphalt storage tanks • Liquid asphalt terminals • Thermal fluid heaters	• Polymer plants • Heat recovery units • Industrial and asphalt burners and systems
Road Construction and Forestry	• Asphalt pavers • Material transfer vehicles • Milling machines	• Wood chippers and grinders • Blower trucks and trailers
Astec Digital	• Industrial automation controls • Telematics platforms	

Asphalt - A typical asphalt mixing plant comprises various components, including heating and storage equipment for liquid asphalt, cold feed bins for aggregate blending, a counter-flow continuous dryer drum, an emissions control bag house, hot storage bins and a control house. Our patented water injection warm mix asphalt system stands out as a significant advancement over previous technologies. This system allows the preparation and placement of asphalt mix at lower temperatures, resulting in substantial emissions reduction during paving and load-out. Our multi-nozzle device eliminates the need for costly additives by creating microscopic bubbles through the mixing of water and asphalt cement.

Batch plants are designed for producing high-quality asphalt mixes in batches, which ensure precise control over mix components and allows for customization to meet specific project requirements. Drum mix plants focus on continuous production and are ideal for high-volume projects, offering both efficiency and flexibility in asphalt production. In addition to these core plant types, our product line includes recycling equipment that enables the reuse of reclaimed asphalt pavement ("RAP"). This capability promotes sustainability and cost-effectiveness by reducing the need for new raw materials and supporting environmentally responsible construction practices.

While our large asphalt plants excel in the North American market, we have designed single-load and single-chassis portable plants tailored for international markets. Our portable asphalt plants offer high production capacity, RAP mixing capabilities and compact, highly mobile designs. The BG-Series is a line of batch plants specifically designed for the global market. The plant features a containerized design which simplifies shipping and transportation. The BG-Series is offered in a variety of production rates to accommodate the smallest jobs to large projects. The BG-Series is capable of utilizing high percentages of RAP and offers the versatility of a batch plant. A number of these plants are operating in various countries around the world.

Concrete - Our product lineup includes stationary dry-batch concrete plants, which are designed to precisely measure and feed various ingredients into a ready-mix truck, allowing the mixing process to occur on the way to a job site. Stationary plants can be customized and engineered to fit within job site constraints, supporting a wide range of concrete production applications. Stationary central-mix concrete plants measure, feed and mix ingredients into liquid concrete form prior to loading into a ready-mix truck for delivery. We also offer portable dry and central-mix concrete plants that ship pre-wired and pre-plumbed. These plants are self-erecting, low-profile and easily transportable, providing our customers with true mobility with rapid setup and deployment. Additionally, our specialty plants are engineered for bagging, paste-back fill and block production.

Heating and Combustion - Our burner products are recognized for their versatility and adaptability, serving chemical plants, oil-and-gas refineries, offshore platforms, power generation facilities and many other industrial settings. This broad applicability ensures that our solutions can be tailored to the unique needs of each customer and project. Some of our asphalt burner platforms are specifically developed for retrofit applications, offering compatibility with most drum designs.

Our portfolio includes burners capable of utilizing alternative fuels such as renewable natural gas, hydrogen-blended natural gas and biomass, providing environmentally responsible options beyond traditional liquid fuels. This focus on sustainability aligns with evolving industry standards and regulatory requirements. By combining advanced technology with flexible fuel options, we deliver solutions that help customers achieve both operational excellence and environmental compliance.

Road Construction and Forestry - The F-Series pavers offer notable noise reduction, enhanced efficiency in both cooling and hydraulic systems and an articulating track frame. This frame improves operator comfort and further elevates the reputation of our pavers for delivering exceptionally smooth road surfaces. Our mobile, self-propelled material transfer vehicle, known as the shuttle buggy, enables continuous paving operations, which reduces both the time and number of haul trucks required. Additionally, it maintains consistent asphalt mix temperatures, resulting in a smooth and durable finished product.

Our horizontal wood grinders, disc and drum chippers, as well as blower trucks and trailers, are instrumental in diverting green waste from landfills. Horizontal grinders are utilized to process green waste into mulch, which aids in water retention, erosion control and compost production for soil amendments. By converting low-value material into sellable product, these grinders provide environmental and economic benefits to our customers. Drum chippers are designed to produce biomass wood chips from unmerchantable wood, which can be used for energy production, erosion control, playground surfacing or landscaping applications. Our blower trucks further support the aforementioned applications offering versatile solutions for a variety of environmental and construction needs.

Astec Digital - Astec Digital leverages our market leadership and installed equipment base to expand our presence in controls and automation. Our Signal platform aggregates operational data from this connected asset base, delivering insights that improve efficiency, uptime and profitability. This foundation of connected equipment positions us to develop advanced digital capabilities including digital twins and future innovations in robotics, machine learning and artificial intelligence.

Our plant automation systems deliver precise control over the entire production process. Intuitive graphic interfaces allow operators to monitor and adjust operations in real time, reducing training requirements and errors. Built on industrial-grade components, these systems are engineered for reliability and continuous uptime in demanding production environments. Integrated ticketing and quality control ensure accurate documentation and traceability.

Our Signal platform delivers real-time visibility into equipment and production performance. Plant managers access production metrics, performance data and operational alerts from any location through web-based dashboards. Signal's LiveSchematics

feature provides real-time equipment views that enable remote diagnostics and support to maximize uptime. The platform stores complete production history including tickets, job records and performance trends for quality assurance and warranty documentation. Multi-site dashboards enable performance comparison and fleet management across locations.

Environmental Solutions - We offer various environmental solutions across many of the product categories above. Our mixing plants are equipped with fully automated components that utilize microprocessor-based and programmable logic control systems to achieve optimal efficiency throughout the production process. These plants are manufactured to meet or exceed federal and state clean air standards, ensuring compliance while supporting sustainability initiatives.

We offer a wide range of products featuring advanced control technology, including low-emission burners and a variety of emissions-control devices. These include dust collectors, charcoal fume scrubbers and blue smoke systems, all designed to reduce the environmental impact of industrial operations. The blue smoke control system is specifically engineered to capture and manage vapor emissions generated during asphalt production, further enhancing air quality and workplace safety. Our moisture control systems are designed to monitor and regulate moisture levels in materials, which helps ensure consistent product quality and efficient processing.

Our dust control systems are developed to minimize airborne dust during material handling and processing. By reducing particulate emissions, these systems contribute to a safer and healthier work environment for employees and help maintain compliance with occupational safety standards. Through the integration of these advanced technologies, our mixing plants and related products deliver both operational excellence and environmental stewardship.

Focus on Sustainability

We recognize the significance of RAP in new paving applications. Our asphalt plants include a broad spectrum of technologies to reduce the carbon footprint of asphalt production, including dryers and mixers which accommodate production of asphalt mixes with up to 70% recycled material, warm mix systems to reduce emissions and fuel consumption by minimizing production temperatures, electrified liquid storage tanks and heating systems and burners compatible with a variety of alternative fuels.

In 2022, we joined The Road Forward, an initiative by the National Asphalt Pavement Association, with a goal to achieve net zero carbon emissions during asphalt production and construction by 2050. Additionally, our participation in the U.S. Department of Energy's Better Plants program reflects our commitment to reducing energy consumption through technical advice, energy-efficient training and data analysis.

Marketing

We market our products domestically and internationally through direct and dealer support sales staff, domestic and international independent distributors and our international distribution sites in each of our reportable segments.

Asphalt and concrete plants and their related equipment are sold to asphalt or concrete producers, respectively, or domestic and foreign government agencies. Asphalt paving and road building equipment are sold to highway and heavy equipment contractors, utility contractors, commercial and residential paving contractors and governmental agencies, both domestically and internationally. Wood chippers, horizontal grinders and blower trucks are primarily sold to clearing, right of way, forestry and environmental recycling contractors.

Competition

This industry segment is highly competitive and fragmented and faces strong competition in product performance, product innovation, range of products offered, service and price. The Infrastructure Solutions segment's primary competitors include, without limitation, the following as well as a number of smaller manufacturers, both domestic and international:

Asphalt Drum Mixers LLC (part of Fayat Group)	Diamond Z	Morbark, LLC (part of Alamo Group)
Asphalt Equipment Company Inc. dba ALmix	Doppstadt	Stephens Manufacturing Company
Ammann Group	Dynapac (part of Fayat Group)	Tigercat Industries
Bandit Industries, Inc.	EDGE Innovate, LTD	The Vince Hagan Company
Benninghoven (part of Wirtgen Group, a John Deere Company)	ERIE Strayer Company	Vogele (part of Wirtgen Group, a John Deere Company)
Bomag (part of Fayat Group)	Gencor Industries, Inc	Weiler Inc.
Caterpillar Paving Products (part of Caterpillar, Inc.)	LeeBoy (part of Fayat Group)	Wirtgen Group (a John Deere Company)
CMI Roadbuilding Inc.		

Backlog

The backlog for the Infrastructure Solutions segment as of December 31, 2025 and 2024 was approximately $294.2 million and $305.5 million, respectively.

Materials Solutions Segment

Overview

The Materials Solutions segment designs and manufactures heavy equipment used in aggregate and minerals processing operations in addition to servicing, rebuilding and supplying parts. These operations support civil construction, energy, mining, hydro, recycling, ports, forestry and bulk handling markets. Materials Solutions manufacturing operations are primarily located in the United States, Brazil, Canada, South Africa, India, China and the United Kingdom. Locations in Australia, Chile, Thailand and Sweden function to market, service and install equipment and provide parts in the regions in which they operate for many of the products produced by all of our manufacturing sites. In addition to manufacturing core Materials Solutions products and asphalt plants, Belo Horizonte, our Brazilian site of which we own approximately 93% as of December 31, 2025, markets all our products to the Brazilian market.

Products and Services

The primary products produced and services provided by the Materials Solutions segment include:

Product Categories	Products	
Crushing	• Jaw crushers • Horizontal shaft impactors • Vertical shaft impactors	• Cone crushers • Heavy-duty, mining-application crushers
Screening	• Incline screens • Horizontal screens • High frequency screens	• Multi-frequency screens • Dewatering screens
Washing	• Washing plants • Classifying plants	• Fines recovery systems • Water clarification systems
Material Handling	• Radial and telescoping conveyors • Truck unloaders • Hopper feeders	• Pugmills • Ship loaders and unloaders • Bulk receptions feeders
Breaking	• Rock breaker systems • Hydraulic breakers	• Compactors • Pulverizers

Crushing - Our complete line of primary, secondary, tertiary and quaternary crushers are used to crush large, over-sized material in mining, quarrying, sand and gravel and asphalt/concrete recycling applications. Once the material is crushed to size, it is utilized in a variety of products from road base to golf course sand. We offer cone crushers with both roller-bearing and bushing style cones to fit any customer's needs. Our industry-leading hydraulic-relief jaw crushers offer enhanced safety and easy maintenance. Our crushers are available as individual components, portable wheeled plants and mobile track plants.

Screening - Our screening offerings consist of both horizontal and inclined screens used to segregate and size material processed through one of our crushing applications. Our high frequency screens utilize a high-speed vibration directly induced into the screen media to improve screening efficiency and production rates. The screens' unique rotary tensioning system allows for quick media changes. Our screens are available in multiple sizes with up to four decks and in a variety of configurations including stationary, portable and mobile.

Washing - Our washing and classifying equipment is well-suited for a wide range of applications and production goals. Our expertly engineered components and plants help producers meet the most stringent material specifications and get the most out of their material, while significantly decreasing water usage. We offer solutions for any operation in portable and stationary configurations. In addition, our classifying systems are used to separate solids from liquids for further processing.

Material Handling - We design and manufacture a broad range of material and bulk handling products for all production goals. Our material handling products cover many applications and are designed for efficiency and high-capacity material transferring, moving and mixing. Our mobile bulk material handling solutions are designed to handle all free-flowing bulk materials, including but not limited to ores, coal, aggregates, fertilizers, grains, woodchips and pellets. Our conveying equipment is designed to move or store aggregate and other bulk materials in radial cone-shaped or windrow stockpiles. Additionally, high-capacity rail and barge loading/unloading material handling systems are an important part of our product lines.

Breaking - We have created our rock breaking equipment line for aggregate, mining, construction and demolition applications, including the demolition and recycling of buildings, bridges and roads. Our comprehensive range of rock breaker boom systems are designed to break oversized material at large gyratories, grizzlies and primary/secondary crushing application sites. These

systems include boom-mounted configurations that may be operated remotely, automatic greasing packages, motor starter panels, joystick controls and easy plant integration.

In conjunction with the Materials Solutions products, we offer consulting and engineering services to provide complete "turnkey" processing systems, which often include electrical control centers and plant automation products that we produce.

Focus on Sustainability

We manufacture certain equipment with engines that meet the U. S. Environmental Protection Agency ("EPA") Tier 4 Final and the European Stage V emissions standards that are compatible with hydrotreated vegetable oil ("HVO") fuels, a direct drop-in alternative to conventional diesel fuel. While the energy content produced by HVO fuels is less than conventional diesel, HVO fuels offer reduced net carbon emissions with no need for upfront equipment modifications.

Marketing

The principal purchasers of materials processing equipment include distributors, highway and heavy equipment contractors, sand and gravel producers, demolition, recycling and crushing contractors, open mine operators, quarry operators, port and inland terminal authorities, power stations and both domestic and foreign governmental agencies.

Materials Solutions equipment and aftermarket sales and service programs are primarily marketed through an extensive network of dealers via dealer support sales employees, domestic and international independent distributors and our international distribution sites in each of our reportable segments.

Competition

The Materials Solutions segment is highly competitive and fragmented and faces strong competition in product performance, product innovation, range of products offered, service and price. The Materials Solutions segment's primary competitors include the following as well as smaller manufacturers, both domestic and international:

CDE Group	Masaba, Inc.	Terex Corporation
Conn-Weld Industries, LLC	McCloskey International (part of Metso Corporation)	Thor Manufacturing Ltd.
Deister Machine Company, Inc.	McLanahan Corporation	The Weir Group PLC
Epiroc	Metso Corporation	Wirtgen Group (a John Deere Company)
EDGE Innovate, LTD	Sandvik Group	
FLSmidth & Co A/S	Superior Industries, Inc.	

Backlog

As of December 31, 2025 and 2024, the backlog for the Materials Solutions segment was approximately $219.9 million and $114.1 million, respectively.

Corporate and Other

The Corporate and Other category consists primarily of the parent company and the captive, which do not meet the requirements as an operating segment or inclusion in one of the other reporting segments. The parent company and the captive provide support and corporate oversight for our other sites.

Common to Both Reporting Segments

The following information applies to both the Infrastructure Solutions and the Materials Solutions reporting segments.

Manufacturing

We manufacture our equipment and related component parts for our products at both our domestic and international facilities. In many cases, we design, engineer and manufacture equipment and component parts to meet the particular needs of individual customers. Our manufacturing operations consist primarily of fabricating steel components and the integration of supplier purchased components, including the assembly and testing of our finished products to ensure that we achieve high quality standards.

Raw Materials

We purchase raw materials, manufactured components and replacement parts for our products from leading suppliers both domestically and internationally. Raw materials used in the manufacture of our products include carbon steel in flat rolled, long

products and pipe as well as various types of alloy steel. Our steel suppliers include mills, distributors and other sources. To effectively manage inventory at our manufacturing facilities, we purchase a substantial portion of carbon steel products on a just in time basis. When market dynamics warrant, we strategically and selectively order inventory items beyond a just in time basis. Although raw materials for manufacturing are normally readily available, certain highly customized components may require longer than normal lead times such as engines, gearboxes, and hydraulic and electronic systems.

Parts and Services

We offer a wide-ranging portfolio of stocked OEM and aftermarket parts, specifically designed for Astec equipment as well as premium best-fit parts for competitive machines. In addition to a broad selection of parts, we offer precision-engineered components, including turned parts, to meet the highest standards of quality and performance. Beyond our comprehensive parts inventory, we provide a full range of service and technical support offerings including installation, maintenance and training to ensure the optimal performance of our equipment.

Government Regulations

We are subject to various laws and regulations concerning environmental affairs and employee safety and health in each country that we operate. The EPA, the Occupational Safety & Health Administration ("OSHA") and other local, state and federal agencies have the authority to promulgate regulations that can impact our operations. Local, state and federal regulating agencies have the potential to impose fines and penalties for violations of laws and regulations.

None of our operations are within highly regulated industries. However, the air pollution control equipment we manufacture, principally for hot-mix asphalt plants, must comply with certain performance standards promulgated by the EPA under the Clean Air Act applicable to "new sources" or new plants. We believe our products meet all material requirements of such regulations, applicable state pollution standards and environmental protection laws.

Due to the size and weight of certain equipment we manufacture, we and our customers may encounter various state regulations on maximum weights transportable on highways. Additionally, some states have regulations governing the operation of asphalt mixing plants, and most states have regulations relating to the accuracy of weights and measures, which affect some of the control systems we manufacture.

In addition, the global nature of our operations also subjects us to applicable laws and regulations in the various countries in which we and our customers, suppliers and other business partners operate. These international laws and regulations may be more complex and stringent than U.S. laws and regulations and may be also subject to increased change, resulting in increased compliance cost and risk of violation in the foreign jurisdictions in which we operate.

Compliance with these government regulations has not had a material effect on our capital expenditures, earnings or competitive position within the market to date.

Engineering and Product Development

We conduct research and development activities to develop new products and to enhance the functionality, effectiveness, ease of use and reliability of our existing products. We believe that our engineering and research and development efforts are key drivers of our success in the marketplace and dedicate substantial resources to engineering and product development activities. Our Advanced Technologies Group develops emerging technologies including cloud-based engineering simulation, extended reality for operator training and service support and analytics driven by artificial intelligence and machine learning. Through academic partnerships and applied research, we accelerate product development while reducing prototype costs and advancing sustainability initiatives across our product portfolio.

Seasonality and Backlog

Revenues have historically been strongest during the first, second and fourth quarters with the third quarter typically generating weaker results.

Backlog represents the dollar value of firm orders for equipment, parts and related installation which are expected to be recognized in net sales in the future. Firm orders are signed commitments from customers to complete a purchase for machinery, equipment or parts that is expected to be noncancellable and are included in backlog when we are in receipt of an executed contract and any required deposits or security and the orders have not yet been recognized into net sales. Certain orders for which we have received binding letters of intent or contracts will not be included in backlog until all required contractual documents and deposits are received.

As of December 31, 2025 and 2024, we had a backlog for delivery of products at certain dates in the future of approximately $514.1 million and $419.6 million, respectively.

Competition

Each business segment operates in domestic markets that are highly competitive with respect to price, service and product quality. While specific competitors are named within each business segment discussion above, imports do not generally constitute significant competition for us in the United States, except for milling machines and track-mounted crushers. In international sales, however, we often compete with foreign manufacturers that may have a local presence in the market we are attempting to penetrate.

In addition, asphalt and concrete are generally considered competitive products as a surface choice for new roads and highways. A portion of the interstate highway system is surfaced in concrete, but the significant majority of surfaced roads in the U.S. are paved with asphalt. Although concrete is used for some new road surfaces, asphalt is used for most resurfacing. Our customers generally offer both asphalt and concrete surfacing options, and our product portfolio enables us to be a singular provider to our customers for both asphalt and concrete equipment.

Patents and Trademarks

We seek to obtain patents to protect the novel features of our products and processes. Our subsidiaries hold 117 United States patents and 160 foreign patents. Our subsidiaries have 12 United States and 37 foreign patent applications pending.

We have 83 trademarks registered in the United States, including logos for Astec, Carlson Paving, Elgin, Gundlach Crushers, Heatec, Jeffrey Rader, KPI-JCI, Pennsylvania Crusher, Peterson Pacific, Power Flame, Roadtec and Telsmith, and the names ASTEC, CARLSON, ELGIN, GUNDLACH CRUSHERS, HEATEC, JCI, JEFFREY RADER, KOLBERG, PETERSON, PENNSYLVANIA CRUSHER, POWER FLAME, ROADTEC and TELSMITH, as well as a number of other product names. We also have 188 trademarks registered in foreign jurisdictions, including Argentina, Australia, Brazil, Canada, Chile, China, Colombia, the European Union, France, Germany, India, Indonesia, Italy, Kazakhstan, Mexico, New Zealand, Paraguay, Peru, Russia, South Africa, South Korea, Spain, Taiwan, Thailand, the United Kingdom, Ukraine, Uruguay and Vietnam. We have seven United States and one foreign trademark registration applications pending.

Human Capital Resources and Management

Our employees around the world are each guided by our Purpose: Built to Connect, and our Vision: To build industry changing solutions that create life-changing opportunities. Every employee is also guided by our values and our code of business conduct. In everyday work, our employees embody our core values of Safety, Devotion, Integrity, Respect and Innovation. They do so by living our winning behaviors of Open and Honest Communications, Collaboration, Customer Driven Innovation and OneASTEC in all they do. We strive to be an employer of choice, attracting and retaining top talent committed to creating a diverse, equitable and inclusive workplace where individuals are respected and valued for their diverse backgrounds and experiences. Through comprehensive compensation and benefits and a focus on safety, we strive to support our employees' overall well-being. Our sites have programs designed to upskill manufacturing employees in the areas specifically required for local production needs. In addition, we partner with national vendors specialized in skilled labor recruitment and many of our sites have relationships with local trade schools and community colleges to attract talent.

Employee Profile

As of December 31, 2025, we employed 4,468 individuals, including 3,679 employees in the U.S. and Canada. We also retain consultants, independent contractors and temporary and part-time workers. As of December 31, 2025, the functional representation of our employees was as follows: 3,085 were engaged in manufacturing, 367 in engineering, including support staff, and 1,016 in selling, administrative and management functions.

Unions are certified as bargaining agents for approximately two percent of our U.S. direct employees. From time to time, our collective bargaining agreements expire and come up for renegotiation. Approximately 84 of our active U.S. employees are covered by a collective bargaining agreement with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO-CLC on behalf of its local affiliate Local Union No. 11-508-03, with an expiration date of December 12, 2028. Unions also represent approximately nine percent of our employees at our facilities outside the U.S. We consider our employee relations to be good.

Compensation and Benefits

As an employer of choice, we provide competitive and robust compensation and benefits. We achieve this by regularly conducting market reviews and adjusting as needed. In addition to salaries, we provide regional programs, which can include annual bonuses, share-based compensation awards, a 401(k) plan with employee matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family and parental leave, family care resources, flexible work arrangements, employee assistance programs, tuition assistance and on-site services.

Health and Safety

Astec views safety as a cornerstone of our operations, reflecting our dedication to protecting our employees, stakeholders and the communities we serve. Safety is a core value embedded throughout our organization. We foster a culture where safety permeates every level of our business, supported by standardized policies and comprehensive training programs designed to mitigate risk and ensure a safe work environment. In addition to developing corporate standardization, we continue to strategically address deficiencies at each facility and tactically implement safety improvements on a site-by-site basis.

We continue to invest in advanced safety technologies and regularly update our procedures to align with industry best practices and evolving regulatory standards. We have recently implemented a cross-audit program, allowing health and safety personnel to visit, audit and provide best practices to other manufacturing facilities. This collaborative approach, combined with transparent communication, routine audits and feedback integration from employees and regulatory agencies, enables us to maintain the highest standards of safety performance. Our commitment to safety extends beyond our facilities to encompass our entire supply chain, reinforcing a holistic approach to risk management that supports long-term sustainability and operational excellence.

We take a proactive stance in identifying an addressing potential hazards through leading indicators. Programs such as our Unsafe Work Observation Program, allow us to monitor, assess and abate risks before incidents occur. Timely resolution of safety issues is incentivized through our annual incentive program, which incorporates leading safety metrics to drive accountability and continuous improvement. We continue to utilize the leading indicators as one of the core metrics used to assess the success of our overall safety program.

Our goal is to reduce recordable injuries and lost time incidents year over year. To support this objective, we have strengthened our safety resources across all sites and within our corporate structure to improve our overall safety program. During the year ended December 31, 2025, four of our manufacturing facilities achieved zero recordable injuries. Our OSHA Recordable Incident Rate for our legacy sites decreased by 16% for the year ended December 31, 2025, to 1.40 compared to 1.66 for the year ended December 31, 2024. More frequent corporate safety audits, enhanced site-specific training, standardized policies and procedures and reinforced proactive injury prevention strategies have contributed to the decrease in our Recordable Incident Rate.

Talent Development

Talent and Diversity are key components of our OneASTEC business model. We strive to create an environment that attracts top talent and where high performance is fostered and thrives, continuous learning is engrained, diverse experience is leveraged as a competitive advantage and careers are propelled forward.

We utilize our High Performance Framework process to ensure company-wide alignment to achieve company goals and targets. This model includes values, professional development and cascaded common performance goals.

We provide all employees a wide range of professional development experiences, both formal and informal, at various stages in their careers. Specifically, we offer leadership training to all employees at the supervisor and manager level worldwide. This training focuses on building key leadership competencies including leading diverse and inclusive teams. In addition, talent development and succession planning for critical roles is a cornerstone of our talent program. Development plans are created and monitored for critical roles to ensure progress is made along the established timelines.

One of our core values - Respect - reflects the behavior we strive to include in every aspect of the way we conduct business. We recognize that our best performance occurs when our teams are diverse and inclusive. These efforts touch all levels of our organization including our Board of Directors.

Corporate and Available Information

Astec Industries, Inc. is a Tennessee corporation which was incorporated in 1972. We make available, free of charge on or through our website (www.astecindustries.com), access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A, Section 16 reports, amendments to those reports and other documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information contained in our website is not part of, and is not incorporated into, this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

The SEC also maintains electronic versions of our reports, proxy and information statements and other information regarding issuers that file electronically with the SEC on its website at www.sec.gov.

ITEM 1A. RISK FACTORS

The following risks are considered material to our business, operating results and financial condition based upon current knowledge, information and assumptions. This discussion of risk factors should be considered closely in conjunction with Part II,

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and the accompanying notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we presently deem less significant, may also impair our business, operating results and financial condition. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. The order of these risk factors does not reflect their relative importance or likelihood of occurrence. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. We, except as required by law, undertake no obligation to update or revise this risk factors discussion, whether as a result of new developments or otherwise.

Economic and Industry Risks

Downturns in the general economy or decreases in government infrastructure spending or commercial and residential construction spending may adversely affect our revenues and operating results.

General economic downturns, including downturns in government infrastructure spending and the commercial and residential construction industries, could result in a material decrease in our revenues and operating results. Sales of our products are sensitive to the specific locations and regional economies in which they are sold in general, and in particular, changes in commercial construction spending and government infrastructure spending. In addition, many of our costs are fixed and cannot be quickly reduced in response to decreased demand. Several factors, including the following, could cause a downturn in the commercial and residential construction industries in which we operate:

- a decrease in the availability of funds for construction;
- declining economy domestically or internationally;
- labor disputes in the construction industry causing work stoppages;
- rising gas and oil prices;
- rising steel prices and steel surcharges, including as a result of tariffs or other trade policies;
- rising interest rates;
- energy or building materials shortages;
- natural disasters and inclement weather;
- changes in regulations;
- availability of credit for customers;
- geopolitical conflicts; and
- general economic and political uncertainty.

A decrease or delay in government funding of highway construction and maintenance may cause our revenues and profits to decrease.

Many of our customers depend on government funding of highway construction and maintenance and other infrastructure projects. Historically, much of the U.S. highway infrastructure market has been driven by government spending programs, and federal government funding of infrastructure projects has typically been accomplished through bills that establish funding over a multi-year period. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program. This program provides funding to improve the nation's roadway system. In November 2021, the U.S. government enacted the Infrastructure Investment and Jobs Act ("IIJA"). The IIJA allocates $548 billion in government spending to new infrastructure over the five-year period concluding in 2026, with certain amounts specifically allocated to fund highway and bridge projects. If Congress does not reauthorize or fully fund the IIJA when it expires at the end of fiscal year 2026, demand for our products could decline.

Governmental funding that is committed or earmarked for federal highway projects is always subject to political decision making that may result in repeal or reduction. Congress could pass legislation in future sessions that would allow for the diversion of previously appropriated highway funds for other national purposes, or it could restrict funding of infrastructure projects unless states comply with certain federal policies. Furthermore, the 2024 U.S. presidential and congressional election results have altered and may continue to alter legislative priorities and have a material impact on government funding of infrastructure projects.

The cyclical nature of our industry and the product mix of the equipment we sell may cause adverse fluctuations to our revenues and operating results.

We sell equipment primarily to contractors whose demand for equipment depends greatly upon the volume of road or utility construction projects underway or to be scheduled by both government and private entities. The volume and frequency of road and utility construction projects are cyclical; therefore, demand for many of our products is cyclical. The equipment we sell is durable and typically lasts for several years, which also contributes to the cyclical nature of the demand for our products. As a result, we may experience cyclical fluctuations to our revenues and operating results. Any difficulty in managing our manufacturing workflow during downturns in demand could adversely affect our financial results.

Changes in interest rates and the lack of credit and third-party financing arrangements for our customers could reduce demand for our products.

In recent years, global interest rates have remained elevated compared to historically low levels that previously enabled low financing costs for construction projects. Continued periods of higher interest rates, compared to historic low levels, could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our products, make it more difficult for customers to cost-effectively secure financing to fund the purchase of new equipment or our customers' ability to repay obligations to us. Our customers' inability to secure financing for projects on attractive terms could result in the delay, cancellation or downsizing of new purchases which could adversely affect our sales.

Market Condition Risks

Competition could reduce revenue from our products and services and cause us to lose market share, and our ability to compete in international jurisdictions is dependent upon trade policies, which are subject to change.

We currently face strong competition in product performance, price and service. Some of our domestic and international competitors have greater financial, product development and marketing resources than we have. If competition in our industry intensifies or if our current competitors enhance their products or lower their prices for competing products, we may lose sales or be required to lower the prices we charge for our products. This may reduce revenue from our products and services, lower our gross margins or cause us to lose market share. In addition to the general competitive challenges we face, international trade policies could negatively affect the demand for our products and services and reduce our competitive position in such markets. The implementation of more restrictive trade policies, such as higher tariffs, duties or charges, in countries where we operate could negatively impact our business, results of operations and financial condition. In addition, unfavorable currency fluctuations could result in our products and services being more expensive than local competitors.

Our operations in foreign countries, and continued expansion into additional international markets, could expose us to risks inherent in doing business outside of the United States.

In 2025, international sales represented approximately 19.9% of our total sales as compared to 22.2% in 2024. We plan to increase our already significant sales and production efforts in international markets. Both the sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside of the United States. Such risks include the possibility of unfavorable circumstances arising from host country laws or regulations and general economic and political conditions in the countries we do business, which are typically more volatile than the U.S. and more vulnerable to geopolitical conditions. In addition, the U.S. Government has established and, from time to time, revises sanctions that restrict or prohibit U.S. companies and their subsidiaries from doing business with certain foreign countries, entities and individuals. Doing business internationally also subjects us to numerous U.S. and foreign laws and regulations, including regulations relating to anti-bribery, privacy regulations and anti-boycott provisions. We incur meaningful costs complying with these laws and regulations. The continued expansion of our international operations could increase the risk of violations of these laws in the future. Significant violations of these laws, or allegations of such violations, could harm our reputation, disrupt our business and result in significant fines and penalties that could have a material adverse effect on our results of operations or financial condition.

Our ability to understand our customers' specific preferences and requirements, and to develop, manufacture and market products that meet customer demand as we expand into additional international markets, could significantly affect our business results.

Our ability to match new product offerings to diverse global customers' anticipated preferences for different types and sizes of equipment and various equipment features and functionality, at affordable prices, is critical to our success. This requires a thorough understanding of our existing and potential customers on a global basis. Failure to deliver quality products that meet customer needs at competitive prices ahead of competitors could have a significant adverse effect on our business.

Our international sales and associated operating results are subject to currency exchange risk.

We are exposed to risk as a result of fluctuations in foreign currency exchange rates from transactions involving foreign operations and currencies. We derive significant revenue, earnings and cash flow from operations outside of the U.S., where business operations are transacted in local currencies. Our exposure to currency exchange rate fluctuations results primarily from the translation exposure associated with the preparation of our consolidated financial statements, as well as from transaction exposure associated with transactions and assets and liabilities denominated in currencies other than the respective subsidiaries' functional currencies. While our consolidated financial statements are reported in U.S. dollars, the financial statements of our international subsidiaries are prepared using their respective functional currency and translated into U.S. dollars by applying appropriate exchange rates. As a result, fluctuations in the exchange rate of the U.S. dollar relative to the local currencies could cause significant fluctuations in the value of our assets and liabilities, equity and operating results.

Additionally, our international sales include exporting both components and completed products from the U.S. to customers in other countries. Policies and geopolitical events affecting exchange rates could adversely affect the demand for construction equipment in many areas of the world. Further, any strengthening of the U.S. dollar or any other currency of a country in which we manufacture our products and/or any weakening of local currencies can increase the cost of our products in international markets. Irrespective of any effect on the overall demand for construction equipment, the effect of these changes can make our products less competitive relative to local producing competitors or other non-U.S. competitors and, in extreme cases, can result in our products not being cost-effective for customers. As a result, our international sales and profit margins could decline.

Manufacturing and Operations Risks

Our profitability may be negatively affected by changes in the availability and price of certain parts, components and raw materials.

We require access to various parts, components and raw materials at competitive prices in order to manufacture our products. Changes in the availability and price of these parts, components and raw materials (including steel) have changed significantly and rapidly at times. The availability and price of such items are affected by factors like demand, changes to international trade policies that may result in additional tariffs, duties or other charges, freight costs, global pandemics, shipping and container constraints and labor shortages and costs, each of which can significantly increase the costs of production. Increased production costs could become particularly significant if the U.S. or foreign governments impose additional tariffs, including on steel. The U.S. recently imposed significant increases in tariffs on steel and aluminum imports, which may result in meaningfully higher steel costs and, as a result, increased production costs that we may not be able to pass onto our customers.

Due to price competition in the market for construction equipment and certain infrastructure products which have longer contract to completion cycles, we may not be able to recoup increases in these costs through price increases for our products, which would result in reduced profitability. Whether increased operating costs can be passed through to the customer depends on a number of factors, including the price of competing products, the nature of our customers' orders and overall demand for our products. Further, we rely on a limited number of suppliers for steel and certain other raw materials, parts and components in the manufacturing process. Disruptions or delays in supply or significant price increases from these suppliers could adversely affect our operations and profitability, including our ability to convert our backlog and net sales. Such disruptions, terminations or cost increases could result in cost inefficiencies, delayed sales or reduced sales.

We may be adversely affected by any natural or man-made disruptions to our distribution and manufacturing facilities, as well as disruptions and equipment-related issues.

We currently maintain a broad network of distribution and manufacturing facilities throughout the U.S. as well as internationally. Any widespread disruption to our facilities resulting from fire, earthquake, weather-related events (such as tornadoes, hurricanes, flooding and other storms), an act of terrorism, geopolitical conflicts or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. Additionally, the equipment and management systems necessary for our manufacturing operations may break down, perform poorly or fail, resulting in fluctuations in manufacturing efficiencies. Moreover, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

In addition, general weather patterns affect our operating results throughout the year, with adverse weather historically reducing construction activity in the first and fourth quarters in the U.S., our largest market. An increase of adverse weather events, including as a result of climate change, could generally reduce or delay construction activity, which could adversely impact our revenues.

Strategic Performance Risks

We may not fully sustain targeted performance improvements and other benefits realized from our OneASTEC business model.

The OneASTEC business model was designed to better set strategic direction, define priorities and improve overall operating performance. Coupled with our strategic pillars that are aligned to focus on our employees, our customers and our innovation, the OneASTEC business model is centered around continuous improvement. Our future success is partly dependent upon successfully executing and realizing performance improvements, revenue gains, cost savings and other benefits from our initiatives. It is possible that we may not fully realize, or sustain, the expected benefits from the OneASTEC business model.

As an innovative leader in the industries in which we operate, we occasionally undertake the engineering, design, manufacturing, construction and installation of equipment systems and technologies that are new to the market, which could result in our realization of significantly reduced or negative margins and/or a responsibility to reimburse the customer for financial losses, including, but not limited to, the possible refund of the purchase price.

Designing and developing innovative equipment and technologies to function as expected is inherently difficult and significant design phase, field testing and redesign costs are often incurred in connection with such design and development activities. The design and development phase requires meaningful lead time before a product is ready for market, which often requires a significant investment in potentially new technologies and manufacturing techniques to evolve our existing products and introduce new products prior to realizing any revenues associated with such improved or new products. This also requires us to anticipate changing customer demands. Our success depends on our ability to invest in new technologies and manufacturing techniques to continue to meet those changing demands. If we are unable to accurately anticipate such customer demands, we will likely incur losses associated with such product development.

Furthermore, many of our competitors are larger than us and have more financial resources to invest in new technologies and manufacturing techniques. If we are unable to keep pace with these competitors in terms of new technology and innovation we may lose market share and our results of operations may be adversely affected.

In addition, any number of unforeseen circumstances can impact actual project costs. Production delays, design changes, adverse weather conditions and other factors can also result in construction and testing delays, which can cause significant cost overruns or failure to meet required completion dates. In certain circumstances, we may incur contractual penalties as a result of such delays to bring a product to market or be unable to satisfy minimum production levels, and we may be liable to customers for other losses they incur in connection with such delays, including possible refund of the purchase price. At various times, we have experienced negative margins on certain large projects. These large projects have included both existing and innovative equipment designs, on-site construction and promised minimum production levels. We may not be able to sufficiently predict the extent of such unforeseen cost overruns and may experience significant losses on specialized projects in the future.

Our future growth may be impacted by our ability to keep pace with the adoption of generative artificial intelligence and other machine learning technologies to remain competitive.

Our industry is marked by rapid technological developments and innovations, such as the use of artificial intelligence and machine learning, to conform to evolving industry standards. We may be required to make significant investments in artificial intelligence to maintain our competitive position in the market. If we are unable to provide enhancements and new features and integrations for our existing products, develop new products that achieve market acceptance or innovate quickly enough to keep pace with these rapid technological developments, our business could be harmed. Furthermore, the technical challenges associated with developing this technology may be significant, leading to risk of equipment failures, customer disruptions or vulnerabilities that could compromise the integrity, security or privacy of certain customer information. These failures could result in reputational damage, legal liabilities or loss in customer confidence.

Failure to successfully complete restructuring activities could negatively affect our operations.

From time to time, we may divest of or wind down certain business activities, product lines and/or perform other organizational restructuring projects in an effort to reduce costs and streamline operations. Such activities involve risks as they may divert management's attention from our core businesses, increase expenses on a short-term basis and lead to potential issues with employees, customers or suppliers. If these activities are not completed in a timely manner, anticipated cost savings, synergies and efficiencies are not realized, business disruption occurs during the pendency of or following such activities or unanticipated charges are incurred, particularly if material, there may be a negative effect on our business, results of operations and financial condition.

As part of our growth strategy, we may pursue acquisitions in the future and may not be successful in completing such acquisitions on favorable terms or be able to realize the anticipated benefits from such acquisitions.

As part of our growth strategy, we may pursue attractive acquisition opportunities if and when they become available. Failure to identify and acquire suitable acquisition candidates on appropriate terms could adversely impact our growth strategy. To be successful in our acquisitions, we conduct due diligence to identify valuation issues and potential loss contingencies and negotiate transaction terms. While we seek to mitigate risks and liabilities of such transactions through due diligence, among other things, there may be risks and liabilities that our due diligence efforts fail to discover, that are not accurately or completely disclosed to us or that we inadequately assess. In addition, we may not be able to fully integrate the operations of any future acquired businesses with our own operations in an efficient and cost-effective manner or without significant disruption to our or the acquired companies' existing operations.

Moreover, acquisitions involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, the achievement of expected synergies, difficulties integrating acquired personnel and corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unforeseen liabilities of acquired companies and the diversion of management attention and

resources from existing operations. We may be unable to successfully complete potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions or obtaining favorable financing or losing out on attractive acquisition opportunities to competing bidders that may have greater financial resources than us. We may also be required to incur additional debt or issue additional shares of our common stock in order to consummate acquisitions in the future. Potential new indebtedness may be substantial and may limit our flexibility in using our cash flow from operations. The issuance of new shares of our common stock could dilute the equity value of our existing shareholders. Our failure to fully integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, operating results and cash flows.

We may fail to realize all of the anticipated benefits of the acquisition of TerraSource or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the TerraSource business.

On July 1, 2025, we completed the acquisition of TerraSource for $252.6 million. The success of the acquisition will depend, in large part, on our ability to successfully combine and integrate the acquired business and realize the anticipated benefits, including synergies, cost savings, innovation opportunities and operational efficiencies from the acquisition.

The integration of the acquired business is a complex, costly and time-consuming process and may result in material challenges, including, without limitation:

- difficulties in retaining current customers, suppliers and strategic partners and developing new business relationships;
- challenges in retaining and assimilating key personnel;
- coordinating geographically overlapping organizations;
- unanticipated issues in integrating information technology, communications and other operations and systems;
- diversion of management's attention to integration matters;
- difficulties in achieving anticipated synergies, business opportunities and growth prospects;
- difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;
- difficulties in managing the expanded operations of a significantly larger and more complex company;
- the impact of potential liabilities we may be inheriting from TerraSource;
- difficulty addressing possible differences in corporate culture and management philosophies;
- a potential deterioration of our credit ratings; and
- unforeseen or unexpected expenses or delays associated with the integration.

Many of these factors are outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if the TerraSource business is integrated successfully, the full anticipated benefits of the acquisition of TerraSource may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our earnings per share, decrease or delay the expected accretive effect of TerraSource and negatively impact the price of shares of our common stock. As a result, it cannot be assured that the acquisition of TerraSource will result in the realization of the full anticipated benefits.

Financial Risks

Our existing and future levels of indebtedness could adversely affect our financial health, our ability to obtain financing in the future, our ability to react to changes in our business and our ability to fulfill our obligations under such indebtedness.

On July 1, 2025 and simultaneously with the consummation of the acquisition of TerraSource, we entered into a new credit agreement that provides for (i) a revolving credit facility, a term loan facility, a swingline facility and a letter of credit facility, in an initial aggregate amount of up to $600.0 million, and (ii) an incremental facilities limit in an aggregate amount not to exceed $150.0 million (collectively, the "2025 Credit Facilities").

As of December 31, 2025, we had outstanding principal indebtedness of $341.3 million and availability of $244.7 million under the 2025 Credit Facilities, subject to certain financial covenants. Certain of our international subsidiaries in Australia, Brazil, Canada, South Africa and the United Kingdom have entered into their own independent loan agreements with the same lenders to our credit agreement as well as with other lending institutions. Our level of indebtedness could:

- make it more difficult to satisfy our obligations with respect to our other indebtedness, resulting in possible defaults on and acceleration of such indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flows to fund working capital, acquisitions, capital expenditures and other general corporate purposes;

- limit our ability to obtain additional financing for working capital, acquisitions, capital expenditures, debt service requirements and other general corporate purposes;
- limit our ability to refinance indebtedness or cause the associated costs of such refinancing to increase;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations (because a portion of our borrowings are at variable rates of interest); and
- place us at a competitive disadvantage compared to other companies with proportionately less debt or comparable debt at more favorable interest rates who, as a result, may be better positioned to withstand economic downturns.

Any of the foregoing impacts of our level of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, our future access to debt capital markets to finance existing debt obligations or to obtain capital to finance growth could become restricted due to a variety of factors, including a deterioration of our performance or financial condition, overall industry prospects or changes in debt capital markets or the general economy. The inability to access credit markets on acceptable terms, if at all, could have a material adverse effect on our financial condition and ability to fund future growth.

Additionally, our debt instruments include certain affirmative and negative covenants that require us to comply with certain financial covenants and impose restrictions on our financial and business operations, including limitations on liens, indebtedness, fundamental changes and changes in the nature of our business. A failure to comply with the covenants contained in our debt instruments could result in an event of default or an acceleration of debt under our debt instruments.

We are subject to income taxes in the United States and certain foreign jurisdictions, and changes to the tax codes, effective tax rates and accounting principles related thereto could negatively impact our results of operations.

We are subject to income taxes in the United States and other foreign jurisdictions. Our provision for income taxes and cash tax liabilities in the future could be adversely affected by numerous factors, including changes in the geographic mix of our earnings among jurisdictions, challenges by tax authorities to our tax positions and intercompany transfer pricing arrangements, fluctuations in foreign currency exchange rates, adverse resolution of audits and examinations of previously filed tax returns and changes in tax laws and regulations. Our results of operations could be adversely affected by, among other things, changes in the effective tax rates in the U.S. and foreign jurisdictions, a change in the mix of earnings between U.S. and non-U.S. jurisdictions or among jurisdictions with differing tax rates, adverse resolution of audits or examinations of previously filed tax returns and changes in tax laws or treaties.

Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could increase our effective tax rate and negatively impact our results of operations. On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing broad changes to the U.S. tax code, including modifications to corporate and international provisions which are primarily effective for us beginning in 2025.

Further changes in the tax laws of foreign jurisdictions could arise as a result of the Organization for Economic Co-Operation and Development's Base Erosion and Profit Shifting Pillar Two ("Pillar Two") rules, including the adoption of Pillar Two by several jurisdictions in which we operate. Additionally, we typically incur substantial research and development costs each year and have historically received significant research and development tax credits due to these expenditures. Congress could reduce or eliminate such tax credits in future years, which could have a material adverse effect on our operating results.

We may not be able to adequately manage the risks associated with our products and systems, including increased warranty costs.

The success of our products depends on our ability to manage the risks that our products may have quality or other defects or deficiencies that result in their failure to satisfy performance or reliability requirements, including costs associated with design, manufacturing and warranties. Managing these risks can be costly and technologically challenging and we cannot determine the ultimate effect they may have. Warranty liabilities and the related reserve estimation process is highly judgmental as a result of the complex nature of these exposures and the unique circumstances of each claim. Furthermore, once claims are asserted for an alleged product defect by customers, it can be difficult to determine the level of potential exposure or liability related to such allegation or the extent to which the assertion of these claims may expand geographically. Although we maintain insurance for certain product related claims, such policies may not be available to us or adequately cover the liability for damages, the cost of repairs or the expense of litigation. Current and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Failure to successfully manage these challenges could have a material adverse effect on our results of operations and harm our reputation.

Goodwill and other intangible assets comprise a material portion of our total assets. We must test our goodwill for impairment at least annually and other intangible assets if events or circumstances indicate that the carrying amount of the asset may not be recoverable, which could result in a material, non-cash write-down of goodwill or intangible assets and could have a material adverse impact on our results of operations and shareholders' equity.

We have completed a number of acquisitions and expect to continue to complete selected acquisitions in the future as a component of our growth strategy. In connection with acquisitions, applicable accounting standards generally require the net tangible and intangible assets of the acquired business to be recorded in the balance sheet of the acquiring company at their fair values as of the date of acquisition. As a result, any excess in the purchase price paid by us over the fair value of net tangible and intangible assets of any acquired business is recorded as goodwill. Definite-lived intangible assets are required to be amortized over their estimated useful lives, and this amortization expense may be significant. If it is later determined that the anticipated future cash flows from the acquired business may be less than the carrying values of the assets and goodwill of the acquired business, the assets, including both definite-lived and indefinite-lived intangible assets, or goodwill may be deemed to be impaired. If this occurs, we may be required under applicable accounting rules to write down the value of the assets or goodwill on our balance sheet to reflect the extent of any such impairment. Any such write-down of assets or goodwill would generally be recognized as a non-cash expense in our results of operations for the accounting period during which any such write down occurs.

Goodwill is subject to impairment assessments at least annually (or more frequently when events or changes in circumstances indicate that impairment may have occurred). Other intangible assets are subject to impairment assessments if conditions exist that indicate the carrying value may not be recoverable.

At October 1, 2025, we performed a qualitative assessment of goodwill impairment, and our testing indicated no impairment had occurred at any of our reporting units. A decrease in our market capitalization, profitability or negative or declining cash flows increases the risk of goodwill or other intangible asset impairments. Future impairment charges could have a material adverse impact on our results of operations and shareholders' equity.

Human Capital Risks

Our performance could suffer if we cannot maintain our culture as well as attract, retain and engage our employees.

We believe our culture, focused on safety, devotion, integrity, respect and innovation, is one of our strongest assets. Our strong culture positions us to recruit and retain top-level talent across our organization. We believe our employees and experienced leadership group are competitive advantages, as the best people, over time, produce the best results. Our ability to attract and retain qualified engineers, skilled manufacturing personnel and other professionals, either through direct hiring or acquisition of other businesses employing such professionals, will also be an important factor in determining our future success. The shrinking availability of qualified talent in these areas is a significant challenge in retaining and attracting sufficiently qualified personnel to enable us to meet customer demand efficiently, resulting in longer lead times to convert backlog to revenue and materially and adversely impacting our margins. If we are unable to attract the most talented candidates, and cannot retain and engage additional highly qualified managerial, technical, manufacturing and sales and marketing personnel by investing in their talent and personal development, our operational and financial performances could suffer.

In addition, disputes with labor unions could potentially affect our ability to operate our facilities as well as our financial results. Any strike, work stoppage or other dispute with a labor union could materially adversely affect our business, results of operations and financial condition.

Failure to retain our key personnel or attract additional key personnel may adversely impact our ability to implement our business plan and our results of operations could be materially and adversely affected.

We depend to a large extent on the abilities and continued participation of our executive officers and other key employees. Competition for such personnel is intense, and we cannot assure that they will be available when required, or that we will have the ability to attract and retain them. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. There is no assurance that we will be able to retain our existing management personnel or to attract additional qualified personnel when needed.

Furthermore, changes in leadership that occur from time to time can be inherently difficult to manage, and an inadequate transition may cause disruption to our business, including to our relationships with our customers, suppliers, vendors and employees. It may also make it more difficult for us to hire and retain key employees. In addition, any failure to ensure the effective transfer of knowledge and a smooth transition could hinder our strategic planning, execution and future performance.

Legal, Regulatory and Compliance Risks

We are subject to an ongoing risk of product liability claims and other litigation arising in the ordinary course of business.

We manufacture heavy machinery, which is used by our customers at excavation and construction sites, ports and inland terminals and on high-traffic roads. Any defect in or improper operation of our equipment can result in personal injury, death or damage to or destruction of property, any of which could cause product liability claims to be filed against us. The amount and scope of our insurance coverage may not be adequate to cover all losses or liabilities we may incur in the event of a product liability claim. We may not be able to maintain insurance of the types or at the levels we deem necessary or adequate or at rates we consider reasonable. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in a product recall may have a material adverse effect on our business. In addition, insurance coverage is increasingly expensive, contains more stringent terms and may be difficult to obtain in the future.

We are subject to significant governmental regulation and if we fail to comply with such regulation or if we become subject to increased regulation, we may incur significant costs related to penalties, remedial measures or increased compliance requirements.

We are subject to various risks related to conducting business domestically and internationally which encompass a wide range of government regulations including but not limited to: the U.S. Foreign Corrupt Practices Act, other anti-corruption laws, regulations administered by U.S. Customs and Border Protection, the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Assets Control and various non-U.S. government entities, including applicable import and export control regulations and customs requirements, imposition by the U.S. and foreign governments of additional taxes, tariffs, economic sanctions on countries, entities or persons, embargoes or other restrictions on trade, currency exchange regulations and transfer pricing regulations. We are also subject to potential adverse changes or increased uncertainty relating to the political, social, religious and economic stability of the countries in which we do business or transact with and their diplomatic relations with the U.S. Accordingly, we are at risk to comply with complex international laws and regulations that may change unexpectedly and differ or conflict with laws in other countries in which we conduct business. While we maintain compliance programs to help ensure compliance with such regulations, there is no assurance that we will be effective in complying with all such regulations. Failure to comply with such regulations could subject us to criminal and civil penalties, disgorgement and other sanctions, remedial measures, legal expenses and reputational damage, all of which could have an adverse impact on our business, financial condition, results of operations and liquidity.

In addition, certain of our equipment is subject to rules limiting emissions and other climate related rules and regulation. Several of our products contain components that must comply with environmental, health and safety laws or regulations, including performance standards, promulgated by the EPA and other state regulatory agencies. These performance standards may change or become more stringent in the future. In addition, we may become subject to additional legislation, regulations or accords regarding climate change, and compliance with any new rules could be difficult and costly as a result of increased energy, environmental and other costs and capital expenditures to comply with any such legislation, regulation or accord. Changes in these requirements could also cause us to undertake costly measures to redesign or modify our equipment or otherwise adversely affect the manufacturing processes of our products. Such changes could also impact operations of our suppliers and customers. In addition, we may incur material costs or liabilities in connection with other regulatory requirements applicable to our business, including, for example, state regulation of our component equipment, the accuracy of weights and measures and the maximum weight transportable on highways and roads.

We are subject to a variety of legal proceedings, the outcome of which may be unfavorable to us.

From time to time, we may be involved in various legal proceedings and subject to government investigations. We are unable to predict when claims or matters will arise and the extent to which they will affect our business, and the international nature of our business exposes us to legal and regulatory matters that arise in foreign jurisdictions as well. We could incur significant expenses to administer and defend such matters, and any judgments or fines imposed on us could significantly impact our financial condition. Our business may be adversely impacted by the outcome of legal proceedings and other contingencies that cannot be predicted with certainty. We estimate loss contingencies and establish reserves based on our assessment where liability is deemed probable and reasonably estimable given the facts and circumstances known to us at a particular point in time. Subsequent developments may affect our assessment and estimates of the loss contingencies recognized as liabilities. These matters could also significantly divert the attention of our management.

Failure by our supply base to use ethical business practices and comply with applicable laws and regulations may adversely affect our business, financial condition and operational results.

While we conduct due diligence on our suppliers and require their compliance with various policies and contractual covenants, we do not control our suppliers' business practices. Accordingly, we cannot guarantee that our due diligence efforts will reveal that they follow ethical business practices such as fair wage practices and compliance with environmental, safety, labor, human rights, material sourcing and other laws. A lack of compliance could lead us to seek alternative suppliers which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. If our suppliers

fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices or other obligations, norms, identification and reporting requirements or ethical standards, our reputation and brand could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could have a material adverse effect on our business, financial condition and results of operations.

Environmental, Social and Governance risks could adversely affect our reputation and shareholder, employee, customer and third party relationships and may negatively affect our stock price.

As a public company, we face public and investor scrutiny related to Environmental, Social and Governance ("ESG") activities. We risk damage to our brand and reputation if we fail to act responsibly or meet any commitments that we may set in a number of areas, such as diversity, equity and inclusion, environmental stewardship, including with respect to climate change, human capital management, support for our local communities, corporate governance and transparency, or fail to consider ESG factors in our business operations. Some stakeholders may disagree with our goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have different views on where ESG focus should be placed, including differing views of regulations in various jurisdictions in which we operate.

We expect regulatory requirements related to ESG matters to continue to expand globally, particularly in the EU. Moreover, compliance with applicable laws and regulations and the pursuit of other ESG-related objectives may require us to make additional capital and operational expenditures that may have a material adverse effect on our earnings, liquidity, financial condition or competitive position. Additionally, uneven application of environmental, safety and other ESG regulations could place our products at a cost or features disadvantage, which could reduce our revenues and profitability.

If we are unable to protect our proprietary technology from infringement or if our technology infringes technology owned by others, then the demand for our products may decrease or we may be forced to modify our products, which could increase our costs.

We hold numerous patents covering technology and applications related to many of our products and systems, as well as numerous trademarks and trade names registered with the U.S. Patent and Trademark Office and in foreign countries. Our existing or future patents or trademarks may not adequately protect us against infringements, and pending patent or trademark applications may not result in issued patents or trademarks. Our patents, registered trademarks and patent applications, if any, may not be upheld if challenged, and competitors may develop similar or superior methods or products outside the protection of our patents. This could reduce demand for our products and materially decrease our revenues. We may need to spend significant resources monitoring and enforcing our intellectual property rights, and we may not be aware of or able to detect or prove infringement by third parties. Our ability to enforce our intellectual property rights is subject to litigation risks, as well as uncertainty as to the protection and enforceability of those rights in some countries. If we seek to enforce our intellectual property rights, we may be subject to claims that those rights are invalid or unenforceable, and others may seek counterclaims against us, which could have a negative impact on our business. In addition, changes in intellectual property laws or their interpretation may impact our ability to protect and assert our intellectual property rights, increase costs and uncertainties in the prosecution of patent applications and enforcement or defense of issued patents and diminish the value of our intellectual property. If we do not protect and enforce our intellectual property rights successfully, or if they are circumvented, invalidated or rendered obsolete by the rapid pace of technological change, it could have an adverse impact on our competitive position and our operating results. Additionally, if our products are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify the design of our products, change the name of our products or obtain a license for the use of some of the technologies used in our products.

Information Technology and Cybersecurity Risks

Our operations may be adversely affected by any disruption in our information technology systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon our information technology systems to run critical functions, including accounting and financial information systems, process receivables, manage and replenish inventory, fill and ship customer orders on a timely basis and coordinate our sales activities across all products and services. A substantial disruption in our information technology systems for any prolonged time period could result in problems and delays in generating critical financial and operational information, processing receivables, receiving inventory and supplies and filling customer orders. These disruptions could adversely affect our operations as well as our customer service and relationships. Our systems, or those of our significant customers or suppliers, might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins or similar disruptions affecting the global Internet. In addition, we rely on a number of third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure, and any breach of security or disruption in their systems could impair our ability to operate effectively. Such disruptions, delays, problems or associated costs relating to our systems or those of our significant customers, suppliers or third-party providers could have a material adverse effect on our operations, operating results and financial condition.

Security breaches and other disruptions to our information technology infrastructure amid a general worldwide increase in threats and more sophisticated and targeted cybercrime could compromise our and our customers' and suppliers' information, which could expose us to liability and damage our reputation.

In the ordinary course of business, we rely upon information technology networks and systems to process, transmit and store electronic information and to manage or support a variety of business functions, including supply chain, manufacturing, distribution, invoicing and collection of payments. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary business information of customers and suppliers, as well as personally identifiable information of customers and employees, in data centers and on information technology networks. The secure operation of these networks and the processing and maintenance of this information is critical to our business operations and strategy. We have experienced cybercrime in the past and, while we believe that we have adopted appropriate measures and procedures to mitigate potential risks to our systems from information technology-related disruptions, it is possible that a cybersecurity attack could be successful in breaching the measures and procedures designed to protect our systems. In such an event, we could potentially be subject to production downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, misappropriation, destruction or corruption of data, security breaches, misappropriation of corporate funds, other manipulation or improper use of our systems or networks, legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, financial losses from remedial actions, loss of business or potential liability and/or damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we have not experienced any material losses relating to cybercrime or other information security breaches to date, there can be no assurance that we will not suffer such significant losses in the future. Moreover, as the cybersecurity landscape continues to evolve, the costs associated with our cybersecurity measures and procedures may increase significantly. While we maintain cyber risk insurance, in the event of a significant security or data breach, this insurance may not cover all of the losses that we may suffer and may result in increased cost or impact the future availability of coverage.

In addition, the data we collect, store and process are subject to a variety of U.S. and international laws and regulations, such as the European Union's General Data Protection Regulation and California Consumer Privacy Act, which may carry significant potential penalties for noncompliance.

We may not be able to successfully implement our new enterprise resource planning system.

We are undergoing a multi-year phased implementation of a standardized ERP system, which is replacing much of our existing disparate core financial systems. The upgraded ERP will convert our internal operations, manufacturing, finance, human capital resources management and customer relationship systems to cloud-based platforms. This new ERP system will provide for standardized processes and integrated technology solutions that enable us to better leverage automation and process efficiency, transforming how we connect people, products and processes. An implementation of this scale is a major financial undertaking and has, and will continue to, require substantial time and attention of management and key employees. We may not be able to successfully implement our ERP system without delays related to resource constraints or challenges with the critical design phases of the implementation. Inefficiencies in our financial reporting processes due to the conversion to our new ERP could adversely affect our ability to produce accurate financial statements on a timely basis until the new ERP and processes have matured. Furthermore, we may incur higher than anticipated costs in connection with our ERP implementation, which could adversely impact our results of operations and financial condition. Additionally, the effectiveness of our internal control over financial reporting could be adversely affected if the new ERP is not successfully implemented.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a comprehensive cybersecurity strategy and risk management program that is informed by the following key elements:

- Periodic cybersecurity program maturity assessments to evaluate the overall controls, processes, skills and platforms leveraged to assess, identify and manage material risks from cybersecurity threats.
- Periodic business impact assessments of key business processes and services that enable us to identify sensitive and critical aspects of the business, the impact of operational disruptions to those processes and services and the sensitivity of the data leveraged in those processes and services.
- Periodic penetration testing of our internal and external IT environment to validate the real-world efficacy of our cybersecurity program and mitigate the risks of new cybersecurity vulnerabilities.

The primary aspects of our cybersecurity program are managed by internal information technology resources. Our internal team is supported by external service providers and consultants as needed.

We utilize third-party service providers to manage portions of our business operations. We have established processes to review, identify and manage cybersecurity risks associated with the use of service providers. Prior to engaging these providers, we review the providers' SOC 2 Type II or other relevant security audit reports to ensure proper security controls are in place. We evaluate the service providers' controls for incident response strategy to identify any significant risks and adapt accordingly. We systematically review these assessments for any significant change throughout the relationship. Our risk management program consistently monitors for risk to our systems and services presented by these service providers and promotes strategies to address any threats identified.

To reduce the risk that we are materially impacted by a cybersecurity incident, we employ a multi-layered defense approach to cybersecurity leveraging our people, external resources, controls, tools and automated/monitored platforms to support the detection and response to cybersecurity incidents. We also have a cybersecurity incident response plan that outlines the steps we will take to respond to a cybersecurity incident, which is tested on a periodic basis. Additionally, we have a retainer for external forensics support if required for a material incident.

Finally, we conduct cybersecurity training and awareness programs for relevant employees, periodically conduct tabletop exercises leveraging actual scenarios to validate and improve our cybersecurity incident response plan and ensure that our management has a thorough understanding of and experience executing their roles and responsibilities if a cybersecurity incident were to occur.

Our cybersecurity strategy and risk management program is a component of our overarching enterprise risk management program and interfaces with other functional areas within the Company, including our business segments, legal, risk, human resources and internal audit departments.

While we have experienced cybersecurity incidents in the past, we do not believe that any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect our business or financial condition. However, there can be no assurance that we will not suffer a significant event in the future that could materially affect our business, financial position, results of operations or cash flows. For more information on how cybersecurity risk may materially affect our business, financial positions, results of operations or cash flows, please refer to Part I, Item 1A. Risk Factors hereof.

Governance

Our Audit Committee has primary responsibility for evaluating cybersecurity risk management, overseeing our major cybersecurity risk exposures and the steps management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, as well as oversight of compliance related to legal and regulatory exposure.

The management positions responsible for assessing and managing cybersecurity risks include our Senior Director of IT Infrastructure and our Chief Information Officer ("CIO"), who reports directly to our Chief Financial Officer ("CFO"). Our CIO is responsible for ensuring that we have a cybersecurity risk management program in place that is fully aligned with business requirements and strategy. Our CIO and our Senior Director of IT Infrastructure have over 10 and 20 years of cybersecurity oversight experience, respectively. Our CIO previously served as CIO for a New York Stock Exchange listed building materials company prior to joining the Company.

As part of our defined cybersecurity policies and cybersecurity incident response plan, management is regularly updated on the status of the execution of our cybersecurity strategy and daily operations of the program. This includes regular reporting and evaluation of all cybersecurity incidents, not only those that may be deemed material.

Our CIO, supported by our Senior Director of IT Infrastructure, provides reports to the Audit Committee, which, generally include:

- Our cybersecurity risk profile;
- Any changes to our cybersecurity strategy;
- Status of the execution of the cybersecurity strategy; and
- Summary of any material cybersecurity incidents that have occurred over the past quarter, including the nature, impact and resolution of incidents.

In the event of a material cybersecurity incident, communication to the Audit Committee is provided pursuant to our cybersecurity incident response plan.

ITEM 2. PROPERTIES

As of December 31, 2025, our manufacturing, warehouse and office facilities total approximately 4.0 million square feet of space globally. We believe all properties to be well maintained and adequate for present use, with sufficient capacities for current needs as our business is presently conducted. As we continue to optimize our global footprint, we may identify properties or expansion

opportunities at existing locations that provide growth opportunity or determine that certain of our current properties no longer meet our requirements. Such new properties may be leased or purchased, and current properties may be modified, sold, leased or utilized in another manner.

Our corporate headquarters are in owned offices located in Chattanooga, Tennessee. Additional administrative offices are located inside and outside the United States.

The following table lists the principal locations that are owned or leased by us, as denoted, and which are utilized in our continuing business operations:

Location	Segment	Facility Type/Use	Approximate Square Feet
United States			
Chattanooga, Tennessee [1]	Infrastructure Solutions	Manufacturing/rebuild, offices, training center, warehouse and storage	1,397,388
Yankton, South Dakota	Materials Solutions	Manufacturing, warehouse and offices	344,995
Eugene, Oregon	Materials Solutions	Manufacturing and offices	140,300
Portland, Oregon [1]	Materials Solutions	Manufacturing	138,200
Eugene, Oregon	Infrastructure Solutions	Manufacturing and offices	135,920
Blair, Nebraska [1]	Infrastructure Solutions	Manufacturing and offices	123,100
Burlington, Wisconsin	Infrastructure Solutions	Manufacturing and offices	112,100
Stafford, Texas [1]	Materials Solutions	Manufacturing	110,800
Prairie du Chien, Wisconsin	Infrastructure Solutions	Manufacturing	100,336
Belleville, Illinois	Materials Solutions	Manufacturing and offices	95,000
Parsons, Kansas	Infrastructure Solutions	Manufacturing and offices	91,600
Princeton, West Virginia	Materials Solutions	Manufacturing	84,041
Sterling, Illinois [1]	Materials Solutions	Manufacturing and offices	67,500
Duncan, South Carolina [1]	Materials Solutions	Manufacturing and offices	60,000
Raleigh, Illinois	Materials Solutions	Manufacturing	52,000
International			
Johannesburg, Gauteng, South Africa	Materials Solutions	Manufacturing and offices	229,000
Omagh, County Tyrone, United Kingdom	Materials Solutions	Manufacturing and offices	205,000
Vespasiano, Minas Gerais, Brazil	Materials Solutions	Manufacturing and offices	132,400
Thornbury, Ontario, Canada	Materials Solutions	Manufacturing and offices	60,500

[1] These facilities are partially or fully leased.

ITEM 3. LEGAL PROCEEDINGS

We are involved in a number of legal proceedings arising in the ordinary course of our business. For a discussion of contingencies related to legal proceedings, see Note 16, Commitments and Contingencies of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock is traded on the Nasdaq National Market under the ticker symbol "ASTE". As of February 20, 2026, there were 223 holders of record of our common stock.

Dividend Policy

We paid quarterly dividends of $0.13 per common share to shareholders in all four quarters of both 2025 and 2024, totaling cash paid of $11.9 million for dividends in both years.

Dividends are paid when, as and if declared at the discretion of our Board from funds legally available for that purpose. While our Board currently expects to continue regular quarterly cash dividends, any future determination relating to our dividend policy will be made at the Board's discretion and will depend on a number of factors including our earnings, financial condition, liquidity needs, capital requirements, regulatory and contractual restrictions, business plans and opportunities and other factors deemed relevant by our Board. In addition, our payment of dividends may be limited by restrictive covenants in our revolving credit facility agreement.

Performance Graph

The stock performance graph below is intended to show our stock performance compared with that of comparable companies. The stock performance graph compares the cumulative five-year total return provided to shareholders of Astec Industries, Inc.'s common stock relative to the cumulative total returns of the Russell 2000 index, our broad equity market comparative index, and the S&P 600 SmallCap Industrials index.

The graph assumes that the value of an investment in our common stock, in the Russell 2000 index and in the S&P 600 SmallCap Industrials index was $100 on December 31, 2020 and assumes reinvestment of all dividends as well as the relative performance of each through December 31, 2025.



(in dollars)	December 31,					
	2020	2021	2022	2023	2024	2025
Astec Industries, Inc.	100.00	120.46	71.49	66.27	60.72	79.28
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.41
S&P 600 SmallCap Industrials	100.00	125.90	114.07	150.38	176.19	200.50

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included in Item 8 of this Annual Report on Form 10-K for the year ended December 31, 2025. The results of operations and other information included herein are not necessarily indicative of the financial condition, results of operations and cash flows that may be expected in future periods. This Annual Report on Form 10-K, including matters discussed in this Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to our plans, estimates and beliefs that involve important risks and uncertainties. See "Safe Harbor Statements Under the Private Securities Litigation Reform Act" and Part I, Item 1A. Risk Factors

for a discussion of uncertainties and assumptions that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.

This section of this Annual Report on Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. A similar discussion of 2023 items and year-to-year comparisons between 2024 and 2023 can be found in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2024.

The financial condition and results of operations discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are those of Astec Industries, Inc. and its consolidated subsidiaries, collectively, the "Company," "Astec," "we," "our" or "us."

Business Overview

We design, engineer, manufacture, market and service equipment and components used primarily in asphalt and concrete road building and related construction activities, as well as certain other products. Our products are used in each phase of road building, from quarrying and crushing the aggregate to application of the road surface. We also offer industrial automation controls and telematics platforms as well as manufacture certain equipment and components unrelated to road construction, including equipment for the mining, quarrying, construction, demolition, land clearing and recycling industries and port and rail yard operators; industrial heat transfer equipment; commercial whole-tree pulpwood chippers; horizontal grinders; blower trucks; commercial and industrial burners; and combustion control systems.

Our products are marketed both domestically and internationally primarily to asphalt and concrete producers; highway and heavy equipment contractors; utility contractors; sand and gravel producers; construction, demolition, recycling and crushing contractors; forestry and environmental recycling contractors; mine and quarry operators; port and inland terminal authorities; power stations and domestic and foreign government agencies. In addition to equipment sales, we manufacture and sell replacement parts for equipment in each of our product lines and replacement parts for some competitors' equipment. The distribution and sale of replacement parts is an integral part of our business.

Executive Summary

Highlights of our financial results as of and for the year ended December 31, 2025 as compared to the prior year include the following:

- Net sales were $1,410.4 million, an increase of 8.1%
- Gross profit was $374.2 million, an increase of 14.1%
- Income from operations was $65.9 million, an increase of 184.1%
- Net income attributable to Astec was $38.8 million, an increase of 802.3%
- Diluted income per share was $1.68, an increase of 784.2%
- Backlog was $514.1 million, an increase of 22.5%

Significant Items Impacting Financial Results in 2025

TerraSource Acquisition

On July 1, 2025, we completed our acquisition of TerraSource Holdings, LLC ("TerraSource"), a market-leading manufacturer of material processing equipment and related aftermarket parts serving complementary crushing, screening and separation applications. This acquisition provides us with access to adjacent markets in materials processing equipment and related aftermarket parts and significant growth and value creation opportunities.

New Credit Facility

On July 1, 2025 and simultaneously with the consummation of the acquisition of TerraSource, we entered into a new credit agreement (the "2025 Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto from time to time that provides for (i) a revolving credit facility, a term loan facility, a swingline facility and a letter of credit facility, in an initial aggregate amount of up to $600.0 million and (ii) an incremental facilities limit in an aggregate amount not to exceed $150.0 million (collectively, the "2025 Credit Facilities").

Strategic Transformation Program

Our strategic transformation program includes the ongoing multi-year phased implementation of a standardized enterprise resource planning ("ERP") system, which is replacing much of our existing disparate core financial systems. To date, we have launched the human capital resources module in our U.S. and Canadian locations and converted the operations of three manufacturing sites along with Corporate. We expect the project to conclude in 2028 or 2029 with total approximate

implementation costs anticipated to range from $180 to $200 million. Through the year ended December 31, 2025, we have incurred total implementation costs of approximately $151 million.

See Note 21, Strategic Transformation and Restructuring, Impairment and Other Asset (Gains) Charges, net of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional discussion of the costs related to these strategic initiatives.

Industry and Business Condition

Our financial performance is affected by a number of factors, including the cyclical nature and varying conditions of the markets we serve. Demand in these markets fluctuates in response to overall economic conditions and is particularly sensitive to the amount of public sector spending on infrastructure development, privately funded infrastructure development and changes in the prices of liquid asphalt, oil, natural gas and steel. In addition, many of our markets are highly competitive, and our products compete worldwide with similar products produced and sold by a number of other manufacturers and dealers.

Federal funding provides a significant portion of all highway, street, roadway and parking construction in the United States. As federal highway funding programs have consistently been in place for several decades, we believe that these funding programs provide stability in the purchasing decisions of our customers by allowing them to plan and execute longer-term projects with federal legislation in place over a multi-year period. The U.S. government enacted the Infrastructure Investment and Jobs Act ("IIJA") in November 2021 as a replacement for the prior program. The IIJA allocates $548 billion in government spending to new infrastructure over the five-year period concluding in 2026, with certain amounts specifically allocated to fund highway and bridge projects. We believe that multi-year highway programs (such as the IIJA) have a positive impact on the domestic road construction industry.

Significant portions of our revenues from the Infrastructure Solutions segment relate to the sale of equipment involved in the production, handling, recycling or application of asphalt mix and, to a lesser extent, concrete as surface choices for roads and highways. Liquid asphalt is a by-product of oil refining, and changes in the price of oil impact the cost of asphalt, which is in turn likely to alter demand for asphalt and therefore affect demand for certain of our products. While increasing oil prices may have a negative financial impact on many of our customers, our equipment can use a significant amount of reclaimed asphalt pavement, thereby partially mitigating the effect of increased oil prices on the final cost of asphalt for the customer. We continue to develop products and initiatives to reduce the amount of oil and related products required to produce asphalt. Price volatility continues to make it difficult to predict the costs of oil-based products used in road construction such as liquid asphalt and gasoline. Oil prices have routinely fluctuated in recent years, and based on the current macroeconomic environment, we anticipate that oil prices will experience moderate fluctuation throughout 2026.

Steel is a major component of our equipment. In reaction to import tariffs and market uncertainty, steel prices increased in the first half of 2025, before experiencing a gradual decline in the second half of the year, resulting in a relatively stable average price for the year overall. Despite rising prices at the end of 2025, we anticipate minimal price changes in 2026 as domestic mills manage output and maintain pricing advantages over imports. We continue to employ flexible strategies to ensure supply and minimize the impact of price volatility. Potential ongoing constraints in the supply of certain steel products may continue pressuring the availability of other components used in our manufacturing process. Furthermore, given the volatility of steel prices and the nature of our customers' orders, we may not be able to pass through all increases in steel costs to our customers, which may negatively impact our gross profit and margins.

New or ongoing geopolitical conflicts may cause a downturn in the construction industries in which we operate, cause an increase in oil prices, damage a significant portion of our inventory or materially impair our ability to distribute our products to customers. We monitor, adjust and potentially cease our operations in affected jurisdictions to ensure compliance with any governmental actions made in response to such conflicts.

Whenever possible, we attempt to cover increased costs of production by adjusting the prices of our products. The markets we serve are competitive in nature, and competition limits our ability to pass through cost increases in many cases.

Results of Operations: 2025 vs. 2024

Net Sales

Net sales increased $105.3 million, or 8.1%, to $1,410.4 million in 2025 from $1,305.1 million in 2024. The increase in net sales was primarily driven by net favorable volume and mix coupled with favorable pricing that generated increases in (i) equipment sales of $44.6 million, (ii) parts and component sales of $44.5 million, (iii) service and equipment installation revenue of $12.8 million and (iv) freight revenue of $4.0 million. Included in these net increases is $84.7 million of incremental net sales from the acquired TerraSource business. Sales reported by our foreign subsidiaries in U.S. dollars for 2025 would have been $2.5 million lower had foreign exchange rates been the same as the 2024 rates.

Domestic sales for 2025 were $1,130.2 million, or 80.1% of net sales, compared to $1,015.4 million, or 77.8% of net sales, for 2024, an increase of $114.8 million, or 11.3%. Domestic sales increased primarily due to higher (i) equipment sales of $58.9

million, (ii) parts and component sales of $42.1 million, (iii) service and equipment installation revenue of $11.2 million and (iv) freight revenue of $3.4 million. Included in the net increase is $58.4 million of incremental domestic revenue from the acquired TerraSource business.

International sales for 2025 were $280.2 million, or 19.9% of net sales, compared to $289.7 million, or 22.2% of net sales, for 2024, a decrease of $9.5 million, or 3.3%. International sales decreased primarily due to lower equipment sales of $14.3 million partially offset by higher parts and component sales of $2.4 million. Included in the net decrease is $26.3 million of incremental international revenue from the acquired TerraSource business.

Gross Profit

Consolidated gross profit for 2025 was $374.2 million, or 26.5% of net sales, as compared to $327.9 million, or 25.1% of net sales, in 2024, an increase of $46.3 million, or 14.1%. The increase in gross profit was primarily driven by the impact of favorable pricing coupled with net favorable volume and mix of $81.6 million. These increases were partially offset by (i) manufacturing inefficiencies of $17.8 million, (ii) amortization of acquisition-related inventory fair value step-up of $7.4 million, (iii) higher warranty program costs of $5.5 million and (iv) net unfavorable inventory adjustments of $4.2 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2025 were $308.7 million, or 21.9% of net sales, compared to $276.1 million, or 21.2% of net sales, for 2024, an increase of $32.6 million, or 11.8%, primarily due to (i) increased personnel-related costs of $24.5 million, partially driven by $6.0 million of employee incentive compensation costs, (ii) increased intangible asset amortization expense of $9.3 million, (iii) increased acquisition and integration costs of $8.7 million primarily attributable to the acquisition of TerraSource and (iv) the $1.9 million benefit derived from the 37 BP litigation loss contingency release offset by the final settlement amount recorded during 2024. These increases were partially offset by lower costs related to our strategic transformation program of $13.2 million and decreased professional service costs of $2.9 million.

Goodwill Impairment

We performed a qualitative assessment for the annual test of goodwill impairment performed in 2025 and concluded that there was no impairment of goodwill. During the prior year, we determined that the carrying value of the Materials Solutions reporting unit exceeded its fair value as of June 30, 2024. As a result, we recognized a pretax non-cash goodwill impairment charge of $20.2 million in "Goodwill impairment" in the Consolidated Statements of Operations to fully impair the goodwill allocated to the Materials Solutions reporting unit during the second quarter of 2024. No net goodwill related to Materials Solutions is reflected in the Consolidated Balance Sheet as of December 31, 2024. See Note 7, Goodwill of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for discussion of the pretax non-cash goodwill impairment charge.

Restructuring, Impairment and Other Asset (Gains) Charges, net

Restructuring, impairment and other asset (gains) charges, net for the years ended December 31, 2025 and 2024 are presented below:

(in millions)	Years Ended December 31,	
	2025	2024
Restructuring (gains) charges, net:		
(Gains) charges associated with exited operations – Enid	$ (0.2)	$ 8.6
Workforce reductions	—	0.9
Total restructuring related (gains) charges, net	(0.2)	9.5
Gain on sale of property and equipment, net:		
Gain on sale of property and equipment, net	(0.2)	(1.1)
Total gain on sale of property and equipment, net	(0.2)	(1.1)
Restructuring, impairment and other asset (gains) charges, net	$ (0.4)	$ 8.4

See Note 21, Strategic Transformation and Restructuring, Impairment and Other Asset (Gains) Charges, net, of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for discussion of the individual restructuring actions taken.

Interest Expense

Interest expense of $18.5 million was incurred for the year ended December 31, 2025 as compared to $10.7 million for the year ended December 31, 2024, an increase of $7.8 million, primarily related to higher average outstanding borrowings coupled with higher interest rates on the 2025 Credit Facilities as compared to the Company's previous credit facilities (the "2022 Credit Facilities"), which were replaced by the 2025 Credit Facilities.

Income Tax Provision

Income tax expense for the year ended December 31, 2025 was $14.3 million, reflecting a 26.9% effective tax rate, compared to $9.8 million for the year ended December 31, 2024, reflecting a 70.5% effective tax rate. Our effective tax rates are affected by recurring items which are generally consistent from period to period, as well as discrete items that may occur but are not consistent from period to period.

The items having the most significant impact on the effective tax rate for 2025 are the effects of state and foreign items, partially offset by a net benefit of $3.7 million for research and development tax credits. The item having the most significant impact on the effective tax rate for 2024 is a net benefit of $3.3 million for research and development tax credits. Future utilization of our NOLs and state tax credit carryforwards is evaluated on a periodic basis, and the valuation allowance is adjusted accordingly. There is no guarantee that we will not incur additional valuation allowances to our NOLs.

Backlog

Backlog represents the dollar value of firm orders for equipment, parts and related installation which are expected to be recognized in net sales in the future. Firm orders are signed commitments from customers to complete a purchase for machinery, equipment or parts that is expected to be noncancellable and are included in backlog when we are in receipt of an executed contract and any required deposits or security and the orders have not yet been recognized into net sales. Certain orders for which we have received binding letters of intent or contracts will not be included in backlog until all required contractual documents and deposits are received. Backlog is not a measure defined by accounting principles generally accepted in the United States of America ("U.S. GAAP"), and our methodology for determining backlog may vary from the methodology used by other companies in determining their backlog amounts. In addition, our backlog should not necessarily be viewed as an accurate indicator of revenue for any particular period, and there is no guarantee that our backlog will be converted to net sales.

Backlog levels provide management and investors additional details of committed orders that are expected to convert to future net sales. Management uses backlog information for capacity and resource planning as well as to monitor inventory levels in our facilities relative to expected future net sales.

(in millions, except percentage data)	Years Ended December 31,		$ Change	% Change
	2025	**2024**		
Infrastructure Solutions	$ 294.2	$ 305.5	$ (11.3)	(3.7)%
Materials Solutions	219.9	114.1	105.8	92.7 %
Domestic Backlog	437.2	337.9	99.3	29.4 %
International Backlog	76.9	81.7	(4.8)	(5.9)%

The backlog of orders as of December 31, 2025 was $514.1 million compared to $419.6 million as of December 31, 2024, an increase of $94.5 million, or 22.5%.

Backlog includes an incremental $53.2 million from the acquired TerraSource business in the Materials Solutions segment. Our shorter production lead times and parts fill rates have allowed for customers to place orders closer to the desired delivery date. Additionally, we have experienced variability in the ordering patterns from our customers as a result of macroeconomic factors.

Net Sales by Segment

(in millions, except percentage data)	Years Ended December 31,		$ Change	% Change
	2025	2024		
Infrastructure Solutions	$ 857.4	$ 837.4	$ 20.0	2.4 %
Materials Solutions	553.0	467.7	85.3	18.2 %

Infrastructure Solutions

Sales in this segment were $857.4 million for 2025 compared to $837.4 million for 2024, an increase of $20.0 million, or 2.4%. The increase was primarily driven by favorable pricing partially offset by net unfavorable volume and mix that generated increases in (i) parts and component sales of $6.7 million, (ii) equipment sales of $6.3 million, (iii) service and equipment installation revenue of $4.7 million and (iv) freight revenue of $3.2 million.

Domestic sales for the Infrastructure Solutions segment increased $17.4 million, or 2.2%, for 2025 compared to 2024 primarily due to higher (i) parts and component sales of $10.7 million, (ii) service and equipment installation revenue of $4.8 million and (iii) freight revenue of $3.0 million.

International sales for the Infrastructure Solutions segment increased $2.6 million, or 4.8%, for 2025 compared to 2024 primarily due to increased equipment sales of $6.5 million partially offset by decreased parts and component sales of $4.0 million.

Materials Solutions

Sales in this segment were $553.0 million for 2025 compared to $467.7 million for 2024, an increase of $85.3 million, or 18.2%. The increase was primarily driven by net favorable volume and mix coupled with favorable pricing that generated increases in (i) equipment sales of $38.3 million, (ii) parts and component sales of $37.8 million and (iii) service and equipment installation revenue of $8.1 million.

Domestic sales for the Materials Solutions segment increased $97.4 million, or 41.9%, for 2025 compared to 2024 primarily due higher (i) equipment sales of $59.1 million, (ii) parts and component sale of $31.4 million and (iii) service and installation revenue of $6.4 million.

International sales for the Materials Solutions segment decreased $12.1 million, or 5.1%, for 2025 compared to 2024 primarily due to lower equipment sales of $20.8 million partially offset by higher parts and component sales of $6.4 million.

Segment Operating Adjusted EBITDA

Segment Operating Adjusted EBITDA is the measure of segment profit or loss used by our CEO, who is the chief operating decision maker ("CODM"), to evaluate performance and allocate resources to the reportable segments. Segment Operating Adjusted EBITDA is defined as net income or loss before the impact of interest income or expense, income taxes, depreciation and amortization and certain other adjustments that are not considered by the CODM in the evaluation of ongoing operating performance. Our presentation of Segment Operating Adjusted EBITDA may not be comparable to similar measures used by other companies and is not necessarily indicative of the results of operations that would have occurred had each reportable segment been an independent, stand-alone entity during the periods presented. See Note 19, Operations by Industry Segment and Geographic Area, of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for a reconciliation of Segment Operating Adjusted EBITDA to total consolidated net income attributable to controlling interest.

(in millions, except percentage data)	Years Ended December 31,		$ Change	% Change
	2025	2024		
Infrastructure Solutions	$ 134.3	$ 121.5	$ 12.8	10.5 %
Materials Solutions	55.6	37.2	18.4	49.5 %

Infrastructure Solutions

Segment Operating Adjusted EBITDA for the Infrastructure Solutions segment was $134.3 million for 2025 compared to $121.5 million for 2024, an increase of $12.8 million, or 10.5%. The increase in Segment Operating Adjusted EBITDA resulted primarily from the impact of favorable pricing coupled with net favorable volume and mix that generated $35.5 million higher gross profit. These increases in Segment Operating Adjusted EBITDA were partially offset by (i) increases in personnel-related costs of $10.5

million, (ii) higher quality-related costs of $5.9 million, (iii) net unfavorable inventory adjustments of $4.9 million and (iv) manufacturing inefficiencies of $4.5 million.

Materials Solutions

Segment Operating Adjusted EBITDA for the Materials Solutions segment was $55.6 million for 2025 compared to $37.2 million for 2024, an increase of $18.4 million, or 49.5%. The increase in Segment Operating Adjusted EBITDA resulted primarily from the impact of net favorable volume and mix coupled with favorable pricing that generated $46.1 million higher gross profit. These increases in Segment Operating Adjusted EBITDA were partially offset by higher personnel related costs of $13.9 million and manufacturing inefficiencies of $12.6 million.

Corporate and Other Operations

Corporate and Other operations had net expenses of $49.2 million for 2025 compared to $46.9 million for 2024, an increase of $2.3 million or 4.9%. The increase in expenses was primarily driven by higher annual incentive compensation costs of $3.1 million within general and administrative expenses.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are cash and cash equivalents on hand, borrowing capacity under our credit facilities and cash flows from operations. As of December 31, 2025, our total liquidity was $314.7 million, consisting of $70.0 million of cash and cash equivalents available for operating purposes and $244.7 million available for additional borrowings under our revolving credit facility, to the extent our compliance with financial covenants permits such borrowings. Our foreign subsidiaries held $38.8 million of cash and cash equivalents available for operating purposes which is considered to be indefinitely invested in those jurisdictions.

Our future cash requirements primarily include working capital needs, debt service obligations, capital expenditures, vendor hosted software arrangements including the related implementation costs, unrecognized tax benefits and operating lease payments. In addition, our variable cash uses may include transformation initiatives, strategic acquisitions, dividend payments and share repurchases under our share repurchase authorization. We believe that our current working capital, cash flows generated from future operations and available capacity under the revolving credit facility will be sufficient to meet working capital and capital expenditure requirements for our existing business for at least the next 12 months.

On July 1, 2025, we entered into the 2025 Credit Agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto from time to time that provides for the 2025 Credit Facilities. The 2025 Credit Agreement replaced the 2022 Credit Facilities.

We had outstanding principal indebtedness on the term loan facility of $341.3 million and no outstanding borrowings under the revolving credit facility as of December 31, 2025. Our outstanding letters of credit totaling $5.3 million decreased borrowing availability to $244.7 million under the revolving credit facility as of December 31, 2025. The 2025 Credit Agreement contains certain financial covenants, including requirements related to our Consolidated Total Net Leverage Ratio and Consolidated Interest Coverage Ratio, each as defined in the agreement. Failure to satisfy these covenants could result in the accelerated repayment of our indebtedness. We were in compliance with all covenants of the Credit Facilities as of December 31, 2025. Due to the increased borrowings under our 2025 Credit Facilities, we expect our interest expense to remain at elevated levels.

Certain of our international subsidiaries in Australia, Brazil, Canada, South Africa and the United Kingdom each have separate credit facilities with local financial institutions primarily to finance short-term working capital needs, as well as to cover foreign exchange contracts, performance letters of credit, advance payment and retention guarantees. In addition, the Brazilian subsidiary also enters into order anticipation agreements on a periodic basis. Both the outstanding borrowings under the credit facilities of the international subsidiaries and the order anticipation agreements are recorded in "Short-term debt" in our Consolidated Balance Sheets. Each of the credit facilities are generally guaranteed by Astec Industries, Inc. and/or secured with certain assets of the local subsidiary.

We regularly enter into agreements, primarily to purchase inventory, in the ordinary course of business. As of December 31, 2025, open purchase obligations totaled $119.4 million, of which $115.0 million are expected to be fulfilled within one year.

We estimate that our capital expenditures will be between $40.0 million and $50.0 million for the year ending December 31, 2026, which may be impacted by general economic, financial or operational changes and competitive, legislative and regulatory factors, among other considerations.

Cash Flows

The following table summarizes cash flows during the years ended December 31, 2025 and 2024, respectively:

(in millions)	Years Ended December 31,	
	2025	**2024**
Net cash provided by operating activities	$ 61.4	$ 23.0
Net cash used in investing activities	(287.8)	(18.0)
Net cash provided by financing activities	206.1	24.4
Effect of exchange rates on cash	1.5	(1.8)
(Decrease) increase in cash, cash equivalents and restricted cash	(18.8)	27.6
Cash, cash equivalents and restricted cash, end of period	$ 72.0	$ 90.8

Net cash provided by operating activities

Net cash provided by operating activities increased to $61.4 million during 2025 as compared to $23.0 million during 2024. This increase is primarily due to increased cash inflows from net income adjusted by non-cash items of $49.5 million partially offset by higher net cash usages for our operating assets and liabilities of $11.1 million. The increased net cash usage for our operating assets and liabilities was mainly driven by fluctuations in (i) customer deposits of $20.3 million, (ii) inventories of $15.6 million and (iii) prepaid and refundable income taxes of $14.6 million. The increased net cash usage for our operating assets and liabilities was partially offset by the timing impacts of payments of trade accounts payables of $33.8 million and lower employee-related payments of $15.1 million.

Net cash used in investing activities

Net cash used in investing activities was $287.8 million during the year ended December 31, 2025 as compared to $18.0 million during the year ended December 31, 2024, primarily due to the TerraSource acquisition partially offset by decreased capital expenditures of $20.2 million.

Net cash provided by financing activities

Net cash provided by financing activities was $206.1 million during the year ended December 31, 2025 as compared to $24.4 million during the year ended December 31, 2024, primarily due to higher net debt borrowings in 2025 as compared to 2024.

Financial Condition

Our total current assets increased to $816.6 million as of December 31, 2025 from $722.8 million as of December 31, 2024, an increase of $93.8 million, or 13.0%, due primarily to increases in (i) trade and other receivables of $51.5 million, (ii) inventories of $43.3 million, (iii) prepaid expenses and other assets of $13.0 million and (iv) prepaid and refundable income taxes of $5.7 million. These increases were partially offset by a decrease in cash, cash equivalents and restricted cash of $18.8 million. Accounts receivable days outstanding increased from 40.3 in 2024 to 47.8 in 2025.

Our total current liabilities increased to $328.0 million as of December 31, 2025 from $271.7 million as of December 31, 2024, an increase of $56.3 million, or 20.7%, due primarily to increases in (i) current maturities of long-term debt of $16.2 million associated with our term facility, (ii) accounts payables of $14.3 million, (iii) accrued employee-related liabilities of $13.0 million and (iv) customer deposits of $6.4 million.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Application of these principles requires us to make estimates and judgments that affect the amounts as reported in the consolidated financial statements. Accounting policies involving estimates that are critical to our financial statements are described below. These and other accounting policies are more fully described in Note 2, Basis of Presentation and Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Inventory Valuation - Inventories are valued at the lower of first-in, first-out cost or net realizable value. The most significant component of our inventories is steel. Open market prices are subject to volatility and determine our cost of steel. During periods when open market prices decline, we may need to reduce the carrying value of the inventory. In addition, certain items in inventory become obsolete over time, and we reduce the carrying value of these items to their net realizable value. These reductions are determined based on estimates, assumptions and judgments made from the information available at that time. We do not believe it is reasonably likely that the inventory values will materially change in the near future due to changes in these estimates.

Product Warranty Reserves - We accrue for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from our estimates, revisions to the estimated warranty liability may be required.

Capitalized Implementation Costs - We capitalize certain software implementation costs during the application development stage, including those associated with our multi-year phased ERP implementation. These costs include personnel expenses for employees and costs for third-party consulting services which are directly associated with the implementation. Capitalization for each phase ends once the implementation for that phase is substantially complete, at which point the capitalized costs are amortized ratably over the remaining contract term plus any reasonably certain renewal periods. There is judgment involved in estimating the stage of development and the internal costs allocated to the implementation. A change in these estimates could materially impact the amount capitalized, the associated amortization expense in subsequent periods and the amount of expenses recognized in current periods that do not qualify for capitalization.

Business Combinations - We account for business combinations using the acquisition method, which requires assets acquired and liabilities assumed to be recorded at their respective fair values at the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of assumptions with respect to future cash inflows and outflows, discount rates, royalty rates, customer attrition rates, asset lives and market multiples, among other items. Changes in these assumptions could have a significant impact on the determination of the fair values of intangible assets acquired. We use third-party valuation specialists to assist us in determining the fair value of assets acquired and liabilities assumed. As we use preliminary information in our initial fair value estimates, we may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill during the measurement period, which is up to one year from the acquisition date.

Goodwill and Other Intangible Assets Impairment - Goodwill is tested for impairment annually on October 1, or more frequently, if events or circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill is allocated to, and evaluated for impairment at, three identified reporting units.

Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors that includes, but is not limited to, the macroeconomic conditions, industry and competitive environment conditions, overall financial performance, business specific events and market considerations to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. We may elect not to perform the qualitative assessment for some or all reporting units and instead perform the quantitative impairment test.

The quantitative goodwill impairment test requires us to compare the carrying value of the reporting unit's net assets to the fair value of the reporting unit. We determine fair values of each reporting unit using an equally weighted combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach. This analysis requires significant assumptions, including projected net sales, projected earnings before interest, tax, depreciation and amortization, terminal growth rates, the cost of capital, the selection of appropriate guideline companies and related valuation multiples. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant.

We performed a qualitative analysis as of October 1, 2025 on our reporting units whereby no indicators of impairment existed. As of December 31, 2025 and 2024 the net carrying amount of goodwill was $111.8 million and $25.0 million, respectively. No goodwill impairment charges were recognized in 2025 or 2023. A goodwill impairment charge of $20.2 million was recognized in 2024.

Intangible assets with definite lives are tested for impairment if conditions exist that indicate the carrying value may not be recoverable. Risk factors that may be considered include an economic downturn in the general economy, a geographic market or the commercial and residential construction industries, a change in the assessment of future operations as well as the cyclical nature of our industry and the customization of the equipment we sell, each of which may cause adverse fluctuations in operating results. Other risk factors considered would be an increase in the price or a decrease in the availability of oil that could reduce the demand for our products in addition to the significant fluctuations in the purchase price of raw materials not recoverable through selling price increases that could have a negative impact on the cost of production and gross profit as well as others more fully described in the Part I, Item 1A. Risk Factors section of this Annual Report on Form 10-K. Some of the inputs used in the impairment testing are highly subjective and are affected by changes in business factors and other conditions. Changes in any of the inputs could have an effect on future tests and result in impairment charges.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We periodically assess the need to establish valuation allowances against our deferred tax assets to the extent we no longer believe it is more

likely than not that the tax assets will be fully utilized. Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. Liabilities for uncertain income tax positions are based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires an estimate and measurement of the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to accrued taxes.

Recent Accounting Changes and Pronouncements

See Note 2, Basis of Presentation and Significant Accounting Policies of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for discussion of recently issued accounting pronouncements applicable to us and the impact of those standards on our consolidated financial statements and related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Risk Management Policies

Interest Rate Risk

We are exposed to changes in interest rates, primarily from our 2025 Credit Facilities and our international credit facilities. Our 2025 Credit Facilities include a term loan with outstanding indebtedness of $341.3 million as of December 31, 2025, which bears interest based on market rates plus an applicable margin as defined in the 2025 Credit Agreement. Based on the outstanding balance, a hypothetical 100 basis point increase in the interest rates would have a $3.5 million impact on our annualized interest expense. We had outstanding borrowings on our 2022 Credit Facilities of $105.0 million as of December 31, 2024, a hypothetical 100 basis point increase in the interest rates would have had a $1.1 million impact on our annualized interest expense in 2024. We currently do not hedge variable interest.

Foreign Exchange Risk

We are subject to foreign exchange risk at our foreign subsidiaries that have operations denominated in currencies other than the U.S. dollar. These foreign operations represent 26.4% and 26.9% of total assets as of December 31, 2025 and 2024, respectively, and 12.5% and 13.5% of total net sales for the years ended December 31, 2025 and 2024, respectively. Each period, the balance sheets and related results of operations of our subsidiaries that are denominated in non-U.S. dollar currencies are translated from their functional foreign currency into U.S. dollars for reporting purposes. As the U.S. dollar strengthens against those foreign currencies, the foreign denominated net assets and operating results become less valuable in our reporting currency. When the U.S. dollar weakens against those currencies, the foreign denominated net assets and operating results become more valuable in our reporting currency. At each reporting date, the fluctuation in the value of the net assets and operating results due to foreign exchange rate changes is recorded as an adjustment to "Accumulated other comprehensive loss" in the Consolidated Balance Sheets. We view our investments in foreign subsidiaries as long-term and do not hedge the net investments in foreign subsidiaries.

From time to time, our foreign subsidiaries enter into transactions not denominated in their functional currency. In these situations, we evaluate the need to hedge those transactions against foreign currency rate fluctuations. When we determine a need to hedge a transaction, the subsidiary enters into a foreign currency exchange contract. We do not apply hedge accounting to these contracts and, therefore, recognize the fair value of these contracts in the Consolidated Balance Sheets and the change in the fair value of the contracts in current earnings.

A 10% fluctuation in foreign exchange rates throughout 2025 would have resulted in an impact of $17.7 million and $1.1 million to "Net sales" and "Net income attributable to controlling interest", respectively, in our Consolidated Statements of Operations for the year ended December 31, 2025.

Commodity Risk

We purchase raw materials and some manufactured components and replacement parts for our products from leading suppliers both domestically and internationally. Raw materials used in the manufacture of our products include carbon steel, pipe and various types of alloy steel, which are normally purchased from distributors and other sources. The majority of steel is scheduled on a just in time arrangement from suppliers to better manage inventory requirements at our manufacturing facilities. Based on market dynamics, we strategically and selectively order and inventory certain items beyond a just in time basis.

The most significant component of our inventory is steel. We anticipate minimal changes in steel prices during 2026 as domestic mills manage output and maintain pricing advantages over imports. Significant increases in the market price of steel can negatively impact our gross profit as we are often unable to pass along all of these price increases to our customers. A significant decline in the market price of steel could result in a decline in the market value of our equipment or parts. We utilize strategies that include forward-looking contracts and advanced steel purchases to ensure supply and minimize the impact of price volatility.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to the Financial Statements and Supplementary Data:

All schedules are omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Astec Industries, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Astec Industries, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Management's Report of Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at TerraSource, which was acquired on July 1, 2025, and whose financial statements constitute 23.8% of the Company's consolidated total assets, 6.0% of the Company's consolidated revenues, and (7.0)% of the Company's consolidated net income from continuing operations as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at TerraSource.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Certain Contracts with Customers – Refer to Note 2 to the financial statements

Critical Audit Matter Description

Certain contracts include terms and conditions pursuant to which the Company recognizes revenue upon the completion of production and, at the request of the customer, stores the equipment at the Company's facilities. Under the terms of such contracts, revenue is recorded upon the customer's assumption of title and risk of ownership and when the Company has a present right to payment. In addition, the equipment is segregated from the Company's inventory, specifically identified as belonging to the customer and is ready for physical transfer to the customer, and the equipment cannot be used or redirected to another customer. The Company has not retained any specific performance obligations such that the earnings process is not complete prior to revenue recognition.

We identified the evaluation of terms and conditions in these contracts for the timing of revenue recognition to be a critical audit matter because of the judgment management makes in evaluating such contracts and the impact of such judgment on the amount of revenue recognized in a given period. This required a high degree of auditor judgment and an increased extent of audit effort in performing procedures and evaluating whether terms and conditions in certain contracts and timing of revenue recognition were appropriately identified and evaluated by the Company.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the timing of recording of revenue from contracts with customers where the equipment is stored at the Company's facilities included the following, among others:

- We tested the effectiveness of internal controls over management's review to determine whether revenue should be recognized.

- We tested the accuracy and completeness of the completed orders recognized in revenue through physical observation of a selected sample of the equipment stored at the Company's facilities.

- We selected a sample of completed contracts with customers where the equipment was stored at the Company's facilities and performed the following procedures for each selection:

    ◦ Sent confirmations to customers regarding key contractual terms, including that the customer has requested the arrangement.

    ◦ Obtained and read the customer contract and correspondence to determine whether the Company has a present right to payment.

    ◦ Tested management's determination that the equipment is ready for physical transfer to the customer and management's identification of the equipment as belonging to the customer.

    ◦ Evaluated management's identification of significant contract terms and the associated timing of revenue recognized in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
February 25, 2026
We have served as the Company's auditor since 2023.

ASTEC INDUSTRIES, INC.
Consolidated Balance Sheets
(In millions, except share and per share data)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash, cash equivalents and restricted cash	$ 72.0	$ 90.8
Investments	2.1	3.0
Trade receivables, contract assets and other receivables, net	218.7	167.2
Inventories	466.0	422.7
Prepaid and refundable income taxes	15.0	9.3
Prepaid expenses and other assets	42.8	29.8
Total current assets	816.6	722.8
Property and equipment, net	222.3	181.9
Investments	21.1	18.9
Goodwill	111.8	25.0
Intangible assets, net	124.5	11.2
Deferred income tax assets	25.3	45.8
Other long-term assets	45.6	38.0
Total assets	$ 1,367.2	$ 1,043.6
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 16.2	$ —
Short-term debt	12.1	13.3
Accounts payable	93.5	79.2
Customer deposits	83.7	77.3
Accrued product warranty	19.3	16.1
Accrued employee related liabilities	51.2	38.2
Other current liabilities	52.0	47.6
Total current liabilities	328.0	271.7
Long-term debt	319.6	105.0
Deferred income tax liabilities	6.7	2.4
Other long-term liabilities	31.3	26.9
Total liabilities	685.6	406.0
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Preferred stock – authorized 2,000,000 shares of $1.00 par value; none issued	—	—
Common stock – authorized 40,000,000 shares of $0.20 par value; issued and outstanding – 22,877,530 in 2025 and 22,803,976 in 2024	4.6	4.6
Additional paid-in capital	149.6	142.9
Accumulated other comprehensive loss	(40.6)	(51.1)
Company stock held by deferred compensation programs, at cost	(0.2)	(0.3)
Retained earnings	568.3	541.7
Shareholders' equity	681.7	637.8
Noncontrolling interest	(0.1)	(0.2)
Total equity	681.6	637.6
Total liabilities and equity	$ 1,367.2	$ 1,043.6

The accompanying notes are an integral part of these consolidated financial statements.

ASTEC INDUSTRIES, INC.
Consolidated Statements of Operations
(In millions, except share and per share data)

		Years Ended December 31,				
		2025		**2024**		**2023**
Net sales	$	1,410.4	$	1,305.1	$	1,338.2
Cost of sales		1,036.2		977.2		1,007.4
Gross profit		374.2		327.9		330.8
Selling, general and administrative expenses		308.7		276.1		276.4
Goodwill impairment		—		20.2		—
Restructuring, impairment and other asset (gains) charges, net		(0.4)		8.4		5.8
Income from operations		65.9		23.2		48.6
Other expenses, net:						
Interest expense		(18.5)		(10.7)		(8.9)
Interest income		3.3		2.0		2.1
Other income (expenses), net		2.4		(0.6)		1.0
Income before income taxes		53.1		13.9		42.8
Income tax provision		14.3		9.8		9.1
Net income		38.8		4.1		33.7
Net loss (income) attributable to noncontrolling interest		—		0.2		(0.2)
Net income attributable to controlling interest	$	38.8	$	4.3	$	33.5
Per share data:						
Earnings per common share - Basic	$	1.70	$	0.19	$	1.47
Earnings per common share - Diluted	$	1.68	$	0.19	$	1.47
Weighted average shares outstanding - Basic		22,873,536		22,799,071		22,719,900
Weighted average shares outstanding - Diluted		23,100,506		22,853,451		22,781,369

The accompanying notes are an integral part of these consolidated financial statements.

ASTEC INDUSTRIES, INC.
Consolidated Statements of Comprehensive Income (Loss)
(In millions)

	Years Ended December 31,					
	2025		**2024**		**2023**	
Net income	$	38.8	$	4.1	$	33.7
Other comprehensive income (loss):						
Foreign currency translation adjustments		10.6		(13.3)		2.1
Other comprehensive income (loss)		10.6		(13.3)		2.1
Comprehensive (income) loss attributable to noncontrolling interest		(0.1)		0.5		(0.3)
Comprehensive income (loss) attributable to controlling interest	$	49.3	$	(8.7)	$	35.5

The accompanying notes are an integral part of these consolidated financial statements.

ASTEC INDUSTRIES, INC.
Consolidated Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net income	$ 38.8	$ 4.1	$ 33.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36.3	26.8	25.6
Amortization of acquisition-related inventory fair value step-up	7.4	—	—
Provision for credit losses	2.1	0.6	1.6
Provision for warranties	23.9	18.6	17.6
Deferred compensation expense (benefit)	0.1	(0.1)	(0.1)
Share-based compensation	7.1	5.0	4.1
Deferred tax provision (benefit)	0.4	(6.8)	(6.4)
Gain on sale of property and equipment, net	(0.2)	(1.1)	(3.1)
Goodwill impairment	—	20.2	—
Other impairment charges	—	—	1.2
Amortization of debt issuance costs	1.2	0.3	0.3
Distributions to deferred compensation programs' participants	(1.1)	(1.1)	(1.8)
Change in operating assets and liabilities, excluding the effects of acquisitions:			
Purchase of trading securities, net	(0.2)	(1.5)	(0.3)
Receivables and other contract assets	(28.4)	(20.6)	20.5
Inventories	11.8	27.4	(63.0)
Prepaid expenses	(2.2)	(3.5)	2.2
Other assets	(0.5)	(0.9)	(12.8)
Accounts payable	(2.1)	(35.9)	7.7
Accrued employee related liabilities	9.7	(5.4)	8.7
Other accrued liabilities	(4.7)	(2.9)	0.6
Accrued product warranty	(21.8)	(18.9)	(13.1)
Customer deposits	(12.7)	7.6	1.0
Income taxes payable/prepaid	(3.5)	11.1	3.6
Net cash provided by operating activities	61.4	23.0	27.8
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(248.7)	—	—
Expenditures for property and equipment	(40.7)	(20.5)	(34.1)
Proceeds from sale of property and equipment	0.8	2.3	20.3
Proceeds from insurance	0.7	0.4	—
Purchase of investments	(0.9)	(1.1)	(1.0)
Sale of investments	1.0	0.9	1.9
Net cash used in investing activities	(287.8)	(18.0)	(12.9)

(Continued)

ASTEC INDUSTRIES, INC.
Consolidated Statements of Cash Flows (Continued)
(In millions)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from financing activities:			
Payment of dividends	(11.9)	(11.9)	(11.8)
Proceeds from borrowings on credit facilities and bank loans	459.1	215.6	240.6
Repayments of borrowings on credit facilities and bank loans	(230.1)	(179.2)	(245.8)
Payment of debt issuance costs	(10.4)	—	—
Sale of Company stock by deferred compensation programs, net	0.1	0.4	0.3
Withholding tax paid upon vesting of share-based compensation awards	(0.7)	(0.5)	(1.6)
Net cash provided by (used in) financing activities	206.1	24.4	(18.3)
Effect of exchange rates on cash	1.5	(1.8)	0.6
(Decrease) increase in cash and cash equivalents and restricted cash	(18.8)	27.6	(2.8)
Cash, cash equivalents and restricted cash, beginning of period	90.8	63.2	66.0
Cash, cash equivalents and restricted cash, end of period	$ 72.0	$ 90.8	$ 63.2
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 16.1	$ 8.5	$ 7.0
Income taxes paid, net	$ 19.7	$ 8.2	$ 13.8
Supplemental disclosures of non-cash items			
Non-cash investing activities:			
Capital expenditures in accounts payable	$ 0.5	$ 1.0	$ 1.5
Non-cash financing activities:			
Additions to right-of-use assets and lease liabilities	$ 5.0	$ 2.4	$ 0.8

The accompanying notes are an integral part of these consolidated financial statements.

ASTEC INDUSTRIES, INC.
Consolidated Statements of Equity
(In millions, except share and per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Accumulated Other Comprehensive Loss	Company Shares Held by DCP, at Cost	Retained Earnings	Noncontrolling Interest	Total Equity
Balance, December 31, 2022	22,624,031	$ 4.5	$ 135.8	$ (40.1)	$ (1.1)	$ 527.8	$ —	$ 626.9
Net income	—	—	—	—	—	33.5	0.2	33.7
Other comprehensive income	—	—	—	2.0	—	—	0.1	2.1
Dividends ($0.52 per share)	—	—	0.1	—	—	(11.9)	—	(11.8)
Share-based compensation	—	—	4.1	—	—	—	—	4.1
Issuance of common stock under incentive plan	116,604	—	—	—	—	—	—	—
Withholding tax paid upon equity award vesting	—	—	(1.6)	—	—	—	—	(1.6)
Deferred compensation programs' transactions, net	—	—	—	—	0.3	—	—	0.3
Balance, December 31, 2023	22,740,635	$ 4.5	$ 138.4	$ (38.1)	$ (0.8)	$ 549.4	$ 0.3	$ 653.7
Net income (loss)	—	—	—	—	—	4.3	(0.2)	4.1
Other comprehensive loss	—	—	—	(13.0)	—	—	(0.3)	(13.3)
Dividends ($0.52 per share)	—	—	0.1	—	—	(12.0)	—	(11.9)
Share-based compensation	—	—	5.0	—	—	—	—	5.0
Issuance of common stock under incentive plan	63,341	0.1	—	—	—	—	—	0.1
Withholding tax paid upon equity award vesting	—	—	(0.5)	—	—	—	—	(0.5)
Deferred compensation programs' transactions, net	—	—	(0.1)	—	0.5	—	—	0.4
Balance, December 31, 2024	22,803,976	$ 4.6	$ 142.9	$ (51.1)	$ (0.3)	$ 541.7	$ (0.2)	$ 637.6
Net income	—	—	—	—	—	38.8	—	38.8
Other comprehensive income	—	—	—	10.5	—	—	0.1	10.6
Dividends ($0.52 per share)	—	—	0.3	—	—	(12.2)	—	(11.9)
Share-based compensation	—	—	7.1	—	—	—	—	7.1
Issuance of common stock under incentive plan	73,554	—	—	—	—	—	—	—
Withholding tax paid upon equity award vesting	—	—	(0.7)	—	—	—	—	(0.7)
Deferred compensation programs' transactions, net	—	—	—	—	0.1	—	—	0.1
Balance, December 31, 2025	22,877,530	$ 4.6	$ 149.6	$ (40.6)	$ (0.2)	$ 568.3	$ (0.1)	$ 681.6

The accompanying notes are an integral part of these consolidated financial statements.

ASTEC INDUSTRIES, INC.
Notes to Consolidated Financial Statements

1. Business and Organization

Description of Business

Astec Industries, Inc. ("Astec" or the "Company") is a Tennessee corporation which was incorporated in 1972. The Company designs, engineers, manufactures, markets and services equipment and components used primarily in asphalt and concrete road building and related construction activities, as well as other products discussed below. The Company's products are used in each phase of road building, from quarrying and crushing the aggregate to application of the road surface. The Company's product portfolio includes both asphalt and concrete equipment. The Company also manufactures certain equipment and components unrelated to road construction, including equipment for the mining, quarrying, construction, demolition, land clearing, energy, hydro-electric and recycling industries and port and rail yard operators; industrial heat transfer equipment; commercial whole-tree pulpwood chippers; horizontal grinders; blower trucks; commercial and industrial burners; and combustion control systems.

The Company's products are marketed both domestically and internationally primarily to asphalt and concrete producers; highway and heavy equipment contractors; utility contractors; sand and gravel producers; construction, demolition, recycling and crushing contractors; forestry and environmental recycling contractors; mine and quarry operators; port and inland terminal authorities; power stations and domestic and foreign government agencies. In addition to equipment sales, the Company manufactures and sells replacement parts for equipment in each of its product lines and replacement parts for some competitors' equipment. The distribution and sale of replacement parts is an integral part of the Company's business.

The Company operates in two reportable segments - Infrastructure Solutions and Materials Solutions. The Company's two reportable business segments comprise sites based upon the nature of the products produced or services provided, the type of customer for the products, the similarity of economic characteristics, the manner in which management reviews results and the nature of the production process, among other considerations.

The Corporate and Other category consists primarily of the parent company and Astec Insurance Company ("Astec Insurance" or the "captive"), a captive insurance company, which do not meet the requirements as an operating segment or inclusion in one of the other reporting segments.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Astec and its subsidiaries and have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All intercompany balances and transactions between the Company and its affiliates have been eliminated in consolidation.

Noncontrolling interest in the Company's consolidated financial statements represents the 7% interest in a consolidated subsidiary which is not owned by the Company. Since the Company controls this subsidiary, the subsidiary's financial statements are consolidated with those of the Company, and the noncontrolling owner's 7% share of the subsidiary's net assets and results of operations is deducted and reported as "Noncontrolling interest" in the Consolidated Balance Sheets and as "Net loss (income) attributable to noncontrolling interest" in the Consolidated Statements of Operations. The Company executed an agreement in February 2022 with the noncontrolling interest holder to acquire their outstanding interest in full for R$10.0M (approximately $2.0 million, subject to the effect of exchange rates). Completion of the transaction is subject to resolution of certain disputes between the parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include excess and obsolete inventory, inventory net realizable value, product warranty obligations, capitalized implementation costs, fair value of assets acquired and liabilities assumed in a business combination, goodwill and other intangible assets impairment and the measurement of income tax assets and liabilities. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. On an ongoing basis, the Company evaluates these assumptions, judgments and estimates. Actual results could differ from those estimates.

All dollar amounts, except per share amounts, are in millions of dollars unless otherwise indicated.

Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash - All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. The Company maintains cash balances with high credit quality institutions, the balances of which may exceed federally insured limits.

The Company had cash of $2.0 million and $2.5 million as of December 31, 2025 and 2024, respectively, that is restricted as to withdrawal or use primarily related to retention guarantees mainly held by its foreign subsidiaries, which is included in "Cash, cash equivalents and restricted cash" in the Consolidated Balance Sheets.

Investments - Investments consist primarily of investment-grade marketable securities. All investments held as of December 31, 2025 are classified as trading securities and are carried at fair value, with unrealized holding gains and losses included in "Other income (expenses), net" in the Consolidated Statements of Operations. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade-date basis. Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date.

Accounts Receivable - The Company sells products to a wide variety of customers. Accounts receivable are carried at their outstanding principal amounts, less an allowance for credit losses. The Company extends credit to its customers based on an evaluation of the customers' financial condition generally without requiring collateral, although the Company normally requires advance payments or letters of credit on large equipment orders. A portion of the Company's credit risk is limited through credit insurance in certain international jurisdictions.

The Company held notes and other receivables, net totaling $4.5 million and $3.3 million as of December 31, 2025 and 2024, respectively in "Trade receivables, contract assets and other receivables, net" in the Consolidated Balance Sheets.

Allowance for Credit Losses - The Company measures its credit losses on receivables using an expected loss model. The Company currently monitors credit levels and financial conditions of customers on a continuing basis, considering historical trends for uncollectible accounts, current economic conditions and specific customer recent payment history and financial stability. An allowance for credit losses is maintained in "Trade receivables, contract assets and other receivables, net" in the Consolidated Balance Sheets at a level which management believes is sufficient to cover all probable future credit losses as of the balance sheet date based on a rolling twelve-month "look-back" and specific reserves. The Company applies the practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of accounts receivable and contract assets. The corresponding provision for credit losses is recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Amounts are deemed past due when they exceed the payment terms agreed to by the customer in the sales contract. Past due amounts are charged off when reasonable collection efforts have been exhausted and the amounts are deemed uncollectible by management. The majority of the Company's receivables are related to equipment that requires significant down payment with other terms allowing for payment shortly after shipment, typically 30 days, which the Company believes is short-term in nature.

The following table represents a rollforward of the allowance for credit losses related to trade receivables for the years ended December 31, 2025, 2024 and 2023:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Allowance balance, beginning of year	$ 2.3	$ 3.3	$ 2.3
Provision	2.1	0.9	1.6
Write offs	(0.7)	(1.8)	(0.6)
Recoveries and other	—	(0.1)	—
Allowance balance, end of year	$ 3.7	$ 2.3	$ 3.3

Inventories - The Company's inventory is comprised of raw materials and parts, work-in-process, finished goods and used equipment.

Raw material and parts inventory comprises purchased steel and other purchased items for use in the manufacturing process or held for sale for the after-market parts business. The category also includes the manufacturing cost of completed equipment sub-assemblies produced for either integration into equipment manufactured at a later date or for sale in the Company's after-market parts business.

Work-in-process inventory consists of the value of materials, labor and overhead incurred to date in the manufacturing of incomplete equipment or incomplete equipment sub-assemblies being produced.

Finished goods inventory consists of completed equipment manufactured for sale to customers.

Used equipment inventory consists of equipment accepted in trade or purchased on the open market. This category also includes equipment rented to prospective customers on a short-term or month-to-month basis. Used equipment is valued at the lower of acquired or trade-in cost or net realizable value determined on each separate unit. Each unit of rental equipment is valued at the lower of original manufacturing, acquired or trade-in cost or net realizable value.

Inventories are valued at the lower of cost (first-in, first-out) or net realizable value, which requires the Company to make specific estimates, assumptions and judgments in determining the amount, if any, of reductions in the valuation of inventories to their net realizable values. The net realizable values of the Company's products are impacted by a number of factors, including changes in the price of steel, competitive sales pricing, quantities of inventories on hand, the age of the individual inventory items, market acceptance of the Company's products, the Company's normal gross margins, actions by the Company or its competitors, the condition of its used and rental equipment inventory and general economic factors. Once an inventory item's value has been deemed to be less than cost, a net realizable value allowance is calculated and a new cost basis for that item is effectively established. This new cost is retained for that item until such time as the item is disposed of or the Company determines that an additional write-down is necessary. Additional write-downs may be required in the future based upon changes in assumptions due to general economic downturns in the markets in which the Company operates, changes in competitor pricing, new product design or other technological advances introduced by the Company or its competitors and other factors unique to individual inventory items.

One of the most significant components of the Company's inventory is steel. A significant decline in the market price of steel could result in a decline in the market value of the Company's equipment or parts. During periods of significant declining steel prices, the Company reviews the valuation of its inventories to determine if reductions are needed in the recorded value of inventory on hand to its net realizable value.

The Company reviews the individual items included in its finished goods, used equipment and rental equipment inventory on a model-by-model or unit-by-unit basis to determine if any item's net realizable value is below its carrying value. This analysis is expanded to include items in work-in-process and raw material inventory if factors indicate those items may also be impacted. In performing this review, judgments are made and, in addition to the factors discussed above, additional consideration is given to the age of the specific items of used or rental equipment inventory, prior sales offers or lack thereof, the physical condition of the specific items and general market conditions for the specific items. Additionally, an analysis of raw material inventory is performed to calculate reserves needed for slow-moving or obsolete inventory based upon quantities of items on hand, the age of those items and their recent and expected future usage or sale.

When the Company determines that the value of inventory has become impaired through damage, deterioration, obsolescence, changes in price levels, excessive levels of inventory or other causes, the Company reduces the carrying value to the net realizable value based on estimates, assumptions and judgments made from the information available at that time. Abnormal amounts of idle facility expense, freight, handling cost and wasted materials are recognized as current period charges.

Assets Held for Sale - Assets are classified as held for sale when any ongoing operations have ceased, and the Company has committed to a plan to sell the assets in their current condition at a price that is reasonable in relation to the current fair value of the assets. Assets held for sale are generally expected to be sold within one year of meeting the designation criteria. Upon designation as held for sale, the assets are recorded at the lower of their carrying value or fair value less costs to sell, and related depreciation and amortization is ceased. The held for sale designation and carrying value of assets held for sale is periodically reviewed and adjusted as facts and circumstances indicate that a change may be necessary.

Property and Equipment - Property and equipment is stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and improvements that substantially extend the capacity or useful life of an asset are capitalized and are then depreciated. The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are relieved from the accounts and resulting gains or losses are reflected in earnings.

Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line depreciation method for financial reporting and on accelerated methods for income tax purposes. Land is recorded at historical cost and is not depreciated. The useful lives are estimated based on historical experience with similar assets, considering anticipated technological or other changes. The Company periodically reviews these lives relative to physical factors and industry trends. If there are changes in the planned use of property or equipment or if technological changes were to occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of accelerated depreciation expense in future periods.

Property and equipment are primarily depreciated over the following useful lives:

	Years
Buildings and improvements	5 - 40
Airplanes and aviation equipment	5 - 20
Machinery, equipment and tooling	3 - 10
Furniture and fixtures	5 - 10
Computer hardware and software	3 - 5

Impairment of Long-Lived Assets - In the event that facts and circumstances indicate the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the carrying amount for each asset (or group of assets) to determine if a write-down is required. If this review indicates that the assets will not be recoverable, the carrying values of the impaired assets are reduced to their estimated fair value. Fair value is estimated using discounted cash flows, prices for similar assets or other valuation techniques.

Leases - The Company leases certain real estate, material handling equipment, automobiles and other equipment. The Company determines if a contract is a lease (or contains an embedded lease) at the inception of the agreement. For a contract to be determined to be a lease or contain a lease, it must include explicitly or implicitly identified assets where the Company has the right to substantially all of the economic benefits of the assets and has the ability to direct how and for what purpose the assets are used during the lease term. Leases are classified as either operating or finance. For operating leases, the Company recognizes a lease liability equal to the present value of the remaining lease payments and a right-of-use ("ROU") asset equal to the lease liability, subject to certain adjustments, such as prepaid rent. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As of December 31, 2025 and 2024, the Company did not have any finance leases.

The Company uses its incremental borrowing rate to determine the present value of the lease payments. The Company's incremental borrowing rate is the rate of interest that it would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company determines the incremental borrowing rates based upon secured borrowing rates quoted by the Company's banks for loans of a corresponding length to the lease.

The lease term at the lease commencement date is determined based on the non-cancellable period for which the Company has the right to use the underlying asset, together with any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option and periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considers a number of factors when evaluating whether the options in its lease contracts are reasonably certain of exercise, such as length of time before an option exercise, expected value of the leased asset at the end of the initial lease term, importance of the lease to the Company's operations, costs to negotiate a new lease and any contractual or economic penalties.

The Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less.

Capitalization of Implementation Costs and Internal Use Software - Software development activities generally consist of three stages: (i) the preliminary project stage, (ii) the application development stage and (iii) the post implementation and operation stage. The Company capitalizes certain software development costs during the application development stage. These costs may include vendor hosted software costs, personnel expenses for employees and costs for third-party consulting services which are directly associated with the software development. Capitalization ends once the implementation is substantially complete, at which point the capitalized costs are amortized ratably over the remaining contract term plus any reasonably certain renewal periods. Software development costs that do not meet the qualification for capitalization are expensed as incurred and recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but is tested at the reporting unit level for impairment annually on October 1, or more frequently, as events dictate. A reporting unit is an operating segment or, under certain circumstances, a component of an operating segment that constitutes a business, has available discrete financial information and whose operating results are regularly reviewed by management. Components of an operating segment are combined and aggregated as a single reporting unit if the components have similar economic characteristics.

Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors that includes, but is not limited to, the macroeconomic conditions, industry and competitive environment conditions, overall financial performance, business specific events and market considerations. The Company may elect not to perform the qualitative assessment for some or all reporting units and perform the quantitative impairment test. If a

qualitative assessment indicates that it is more likely than not that a reporting unit's fair value is less than its carrying amount, the Company will perform a quantitative test.

The quantitative goodwill impairment test requires the comparison of the carrying value of the reporting unit's net assets to the fair value of the reporting unit. The Company determines fair values of each reporting unit using an equally weighted combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach. This analysis requires significant assumptions, including projected net sales, projected earnings before interest, tax, depreciation and amortization, terminal growth rates, the cost of capital, the selection of appropriate guideline companies and related valuation multiples. Management's estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on management's judgment of the rates that would be utilized by a hypothetical market participant. If a quantitative assessment indicates that it is more likely than not that a reporting unit's fair value is less than its carrying amount, a goodwill impairment charge would be recorded.

The Company's intangible assets have definite lives and are subject to amortization. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual terms of agreements, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions.

The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. An impairment charge is recorded when the carrying value of the definite-lived intangible asset is not recoverable by the future undiscounted cash flows expected to be generated from the use of the asset, which are evaluated at the asset group level.

Intangible assets with definite lives are amortized on a straight-line basis over the following estimated useful lives:

	Years
Dealer network and customer relationships	8 - 18
Trade names	3 - 10
Other	3 - 12

Product Warranty Reserve - The Company accrues for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. For equipment, the Company's standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to two years or up to a specified number of hours of operation. For parts from component suppliers, the Company relies on the original manufacturer's warranty that accompanies those parts. Generally, Company fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, the Company's policy is to replace fabricated parts at no additional charge.

Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from the Company's estimates, these estimates will be re-evaluated and adjustments to the estimated warranty liability will be made, if required.

Income Taxes - Income taxes are based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company periodically assesses the need to establish valuation allowances against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized.

The Company evaluates a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based upon the technical merits of the position. A tax position that meets the more likely than not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize and the appropriate reserve to establish, if any. If a tax position does not meet the more likely than not recognition threshold, no benefit is recognized. The Company is periodically audited by U.S. federal and state as well as foreign tax authorities. While it is often difficult to predict a final outcome or timing of resolution of any particular tax matter, the Company believes its reserve for uncertain tax positions is adequate to reduce the uncertain positions to the greatest amount of benefit that is more likely than not realizable.

Self-Insurance Reserves - The Company retains the risk for a portion of its workers' compensation claims and general liability claims by way of a captive insurance company, Astec Insurance. The objectives of Astec Insurance are to improve control over and reduce the cost of claims; to improve focus on risk reduction with the development of a program structure which rewards proactive loss control; and to ensure management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1.0 million per occurrence. The Company carries general liability, excess liability and umbrella policies for claims in excess of amounts covered by the captive.

For workers' compensation claims, the captive is liable for the first $0.35 million per occurrence. The Company utilizes a large national insurance company as third-party administrator for workers' compensation claims and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are included in the consolidated financial statements of the Company. The short-term and long-term reserves for claims and potential claims related to general liability and workers' compensation under the captive are included in "Other current liabilities" or "Other long-term liabilities" in the Consolidated Balance Sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined to cover the ultimate cost of each claim based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the foreseeable future.

The Company is self-insured for health and prescription claims under its Group Health Insurance Plan for all of the Company's domestic employees. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health plan which is included in "Other current liabilities" in the Company's Consolidated Balance Sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically, the reserves have been sufficient to provide for claims payments. Changes in actual claims experience or payment patterns could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

Employees of the Company's foreign subsidiaries are insured under separate health plans. No reserves are necessary for these fully-insured health plans.

Accumulated Other Comprehensive Loss - Accumulated other comprehensive loss is comprised of foreign currency translation adjustments of $40.6 million and $51.1 million as of December 31, 2025 and 2024, respectively.

Revenue Recognition - Revenue is generally recognized when the Company satisfies a performance obligation by transferring control of goods or providing services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price with specific delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's manufacturing facilities under short-term contracts for a customer's project or equipment designed to meet a customer's requirements. Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer's needs or specifications. The Company provides customers with technical design and performance specifications and typically performs pre-shipment testing, when feasible, to ensure the equipment performs according to the customer's need, regardless of whether the Company provides installation services in addition to selling the equipment. Significant down payments are required on many equipment orders with other terms allowing for payment shortly after shipment, typically 30 days. Taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes, are excluded from revenue. The Company offers extended warranties for sale on certain equipment sold to its customers. Costs of obtaining sales contracts with an expected duration of one year or less are expensed as incurred. Revenue adjustments for a potential significant financing component or the costs to obtain the contract are not made for contracts that are paid within one year from the date of the contract fulfillment.

Depending on the terms of the arrangement with the customer, recognition of a portion of the consideration received may be deferred and recorded as a contract liability if the Company has to satisfy a future obligation, such as to provide installation assistance, service work to be performed in the future without charge, floor plan interest to be reimbursed to the Company's dealer customers, payments for extended warranties or for obligations for future estimated returns to be allowed based upon historical trends. Other contract assets and liabilities are typically not material as a percentage of total assets or total liabilities, respectively.

When sales contain multiple performance obligations, revenue attributable to the sale of a product is recognized when the product is shipped, and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is allocated to deliverables using observable market prices from stand-alone performance obligations or a cost plus margin approach when one is not available. Otherwise, the Company uses third-party evidence of selling price or an estimate of the selling price for the deliverables. Sales with multiple performance obligations are evaluated to determine whether revenue related to individual elements should be recognized separately or as a combined unit.

The Company had orders totaling approximately $29.5 million, $24.5 million and $16.0 million in 2025, 2024 and 2023, respectively, on which revenue was recorded over time based upon the ratio of costs incurred to estimated total costs.

Certain contracts include terms and conditions pursuant to which the Company recognizes revenues upon the completion of production and, at the request of the customer, stores the equipment at the Company's facilities. Under the terms of such contracts, revenue is recorded upon the customer's assumption of title and risk of ownership and when the Company has a present right to payment. In addition, the equipment is segregated from the Company's inventory, specifically identified as belonging to the customer, ready for physical transfer to the customer and cannot be used by the Company or redirected to another customer. The Company has not retained any specific performance obligations such that the earnings process is not complete prior to revenue recognition.

Service and Equipment Installation Revenue - Purchasers of certain of the Company's equipment often contract with the Company to provide installation services. Installation is typically separately priced in the contract based upon observable market prices for stand-alone performance obligations or a cost plus margin approach when one is not available. The Company may also provide future services on equipment sold at the customer's request, which may be for equipment repairs after the warranty period expires. Service is billed on a cost plus margin approach or at a standard rate per hour.

Used Equipment Sales - Used equipment is typically obtained by trade-in on new equipment sales or as a separate purchase in the open market. Revenues from the sale of used equipment are recognized upon transfer of control to the customer at agreed upon pricing.

Freight Revenue - The Company records revenues earned for shipping and handling as revenue at the time of shipment, regardless of whether or not it is identified as a separate performance obligation. The cost of shipping and handling is classified as cost of goods sold concurrently.

Other Revenues - Miscellaneous revenues and offsets not associated with one of the above classifications primarily include floor plan interest reimbursements, extended warranty revenues and rental revenues.

Advertising Expense - The cost of advertising is expensed as incurred. The Company incurred $2.3 million, $2.1 million and $1.8 million in advertising costs during 2025, 2024 and 2023, respectively, which are included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Research and Development - Research and development costs primarily include employee compensation and prototype materials costs related to the development of new products and significant improvements to existing product lines. These costs are expensed as incurred. The Company incurred $26.9 million, $23.8 million and $22.0 million in research and development costs during 2025, 2024 and 2023, respectively, which are included in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Share-Based Compensation - The grant date fair value of share-based compensation awards is based upon the closing market price of the Company's common stock on the day prior to the grant date, except for performance stock awards with a total shareholder return ("TSR") market metric for which the Company estimates fair value using a Monte-Carlo simulation model. The Company recognizes compensation expense for all awards over the requisite service period. Forfeitures are recognized as they occur. Compensation expense is based on the grant date fair value as described above, except for performance stock awards with a return on invested capital ("ROIC") performance metric. For these awards, compensation expense is based on the probable outcome of achieving the specified performance conditions. The Company reassesses whether achievement of the ROIC performance metric is probable at each reporting date. The Company's equity awards are further described in Note 17, Share-Based Compensation.

Restructuring - The Company continually reviews its organizational structure and operations to ensure they are optimized and aligned with achieving near-term and long-term operational and profitability targets. In connection with this review, significant restructuring actions may be implemented. These actions can include personnel terminations, reorganization efforts to simplify and consolidate the Company's operations or the divestiture of underperforming manufacturing sites or product lines. Employee severance and related termination benefits are primarily based on the Company's employment policies and substantive severance plans. The Company records liabilities related to severance programs when the actions are probable and the amounts are reasonably estimable, which typically is when a restructuring plan has been approved. Additional liabilities may be recorded if a restructuring plan is extended or additional benefits are provided. In the event that affected employees are required to render additional service in order to receive severance benefits at their termination dates, severance costs are measured at the date that benefits are communicated to the applicable employees and recognized as expense over the employees' remaining service periods. Any incremental or recovery of expense related to stock compensation programs are recognized at the end of the employees' service periods. Restructuring costs include any ongoing costs related to exited businesses as such costs are incurred. Contract termination costs, if applicable, are recorded when contracts are terminated. See Note 21, Strategic Transformation and Restructuring, Impairment and Other Asset (Gains) Charges, net for additional discussion of the most recent restructuring actions taken.

Acquisitions - The Company accounts for business combinations using the acquisition method. Accordingly, intangible assets are recorded apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill. Acquisition costs are expensed as incurred and contingent consideration, if applicable, is booked at its fair value as part of the purchase price. See Note 3, Acquisition for additional information on the Company's most recent acquisition.

Derivatives and Hedging Activities - The Company recognizes all derivatives in the Consolidated Balance Sheets at their fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through income or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income. From time to time, the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuation in currency exchange rates.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is foreign currency risk. The fair value of the derivative financial instrument is recorded in the Consolidated Balance Sheets and is adjusted to fair value at each measurement date. The changes in fair value are recognized in the Consolidated Statements of Operations in the current period. The Company does not engage in speculative transactions, nor does it hold or issue derivative financial instruments for trading purposes. The weighted average U.S. dollar equivalent notional amount of outstanding foreign currency exchange contracts was $4.8 million during the year ended December 31, 2025. The Company reported no derivative assets or liabilities as of December 31, 2025 or 2024.

The Company recognized, as a component of "Other income (expenses), net", net losses on the change in fair value of derivative instruments of $0.7 million, $0.2 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. There were no derivatives that were designated as hedges as of December 31, 2025 or 2024.

Foreign Currency - Subsidiaries located in Australia, Belgium, Brazil, Canada, China, France, India, South Africa, Sweden and the United Kingdom operate primarily using local functional currencies. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates in effect during the period. The resulting adjustments are presented as a separate component of "Accumulated other comprehensive loss". Foreign currency transaction gains and losses, net are included in "Other income (expenses), net" and amounted to a gain of $1.6 million, a loss of $1.0 million and a gain of $1.1 million in 2025, 2024 and 2023, respectively.

Earnings Per Share - Basic earnings per share is computed by dividing "Net income attributable to controlling interest" by the weighted average number of shares outstanding during the reported period. Deferred stock units are fully vested and, as such, are included in basic earnings per share. Diluted earnings per share includes the dilutive effect of common stock equivalents consisting of restricted stock units, performance stock units, related dividend equivalents and stock held in the Company's deferred compensation programs, using the treasury stock method. Potential common shares that have an antidilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. Performance stock units, which are considered contingently issuable, are considered dilutive when the related performance criterion has been met.

The following table sets forth a reconciliation of the number of shares used in the computation of basic and diluted earnings per share:

	Years Ended December 31,		
	2025	**2024**	**2023**
Denominator:			
Denominator for basic earnings per share	22,873,536	22,799,071	22,719,900
Effect of dilutive securities:			
Restricted stock units	79,209	24,644	31,847
Unvested performance share units	141,108	13,743	3,144
Deferred compensation programs	6,653	15,993	26,478
Denominator for diluted earnings per share	23,100,506	22,853,451	22,781,369
Antidilutive securities excluded from the calculation of diluted earnings per share	539	26,710	7,495

Related Party Transactions - The Company had no material related party transactions during the years ended December 31, 2025, 2024 and 2023.

Adjustments - During the fourth quarter of 2024, the Company identified immaterial errors associated with the calculation of its income tax provisions in its historical financial statements. The cumulative effect of the errors generated in prior years was

corrected during the fourth quarter of 2024, resulting in an increase in "Income tax provision" of $2.7 million. These adjustments were not considered material to the Company's consolidated financial statements for the previously filed annual periods.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures", which requires entities to disclose significant segment expenses, other segment items, the title and position of the chief operating decision maker ("CODM") and information related to how the CODM assesses segment performance and allocates resources, among certain other required disclosures. Additionally, current annual disclosures will be required in interim periods. The new standard is effective, on a retrospective basis, for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance beginning with the Annual Report on Form 10-K for the year ended December 31, 2024 for annual disclosures and the Quarterly Report on Form 10-Q for quarter ended March 31, 2025 for interim disclosures. See Note 19, Operations by Industry Segment and Geographic Area for additional information on the Company's reportable segments.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires entities to disclose specific categories in the income tax rate reconciliation and provide additional information for reconciling items that meet a specified quantitative threshold. In addition, the new standard requires disclosure of the amount of income taxes paid disaggregated by federal, state and foreign taxes and by jurisdiction for exceeding a specified quantitative threshold. Additionally, income or loss from continuing operations before income tax will be required to be disaggregated between domestic and foreign classifications, and income tax expense will be required to be disaggregated between federal, state and foreign classifications. The new standard is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with retrospective application permitted. The Company adopted this guidance prospectively beginning with the Form 10-K filing herein for the year ended December 31, 2025. See Note 15, Income Taxes for the required disclosures as stated in the ASU.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which requires entities to disclose specific types of expenses included in the expense captions presented on the face of the income statement, among other disclosures. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027 on a prospective basis, with retrospective application permitted. The Company is currently evaluating the impact this ASU will have on its financial statement disclosures, but this standard will not impact the Company's results of operations, financial position or cash flows.

Recent accounting guidance not discussed above is not applicable, did not have or is not expected to have a material impact on the Company.

3. Acquisition

On July 1, 2025, the Company completed the acquisition of TerraSource Holdings, LLC ("TerraSource"), a market-leading manufacturer of material processing equipment and related aftermarket parts serving complementary crushing, screening and separation applications (such acquisition, the "Acquisition"). Pursuant to the Acquisition, the Company acquired 100% of the equity interests of TerraSource. The total cash consideration paid for by the Company to the sellers of TerraSource was $252.6 million. The Acquisition provides the Company with access to adjacent markets in materials processing equipment and related aftermarket parts. The acquired TerraSource business is included in the Company's Materials Solutions reportable segment.

The Company financed the purchase price and related fees and expenses using net proceeds from a credit agreement entered into with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto from time to time (the "2025 Credit Agreement"). See Note 11, Debt for additional details on financing transactions.

Acquisition-related costs of $5.9 million and $0.8 million were expensed as incurred during the years ended December 31, 2025 and 2024, respectively. These costs are recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations. Additionally, $7.4 million related to the amortization of acquisition-related inventory fair-value step-up was recorded in "Cost of sales" during the year ended December 31, 2025.

The following table summarizes the preliminary purchase price allocation for the Acquisition, which is subject to change as the Company continues to evaluate the fair value of the assets acquired and liabilities assumed:

(in millions)	Amount
Payment to equity holders	$ 176.6
Payment of TerraSource's outstanding debt	71.9
Transaction expenses paid on behalf of the seller	4.1
Aggregate purchase consideration	252.6
Identifiable assets acquired:	
Cash, cash equivalents and restricted cash	3.9
Trade receivables, contract assets and other receivables, net	21.4
Inventories	58.4
Other current assets	11.0
Property and equipment, net	20.4
Intangible assets, net	127.2
Other long-term assets	6.3
Total assets acquired	248.6
Identifiable liabilities assumed:	
Current liabilities	47.2
Long-term liabilities	35.2
Total liabilities assumed	82.4
Total identifiable net assets	166.2
Goodwill	$ 86.4

The preliminary purchase price allocation presented above was based on management's estimate of the fair values of the acquired assets and assumed liabilities using valuation techniques including the income, market and cost approaches. The goodwill is attributable to the differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired, and liabilities assumed. Goodwill of $17.4 million is expected to be deductible for tax purposes.

The following table summarizes the identifiable definite-lived intangible assets acquired. All intangible assets acquired in the TerraSource acquisition are subject to amortization:

(in millions except useful lives)	Fair Value	Estimated Useful Life (in years)
Trade Names	$ 7.8	10
Patents	5.0	10
Customer Relationships	110.0	10
Other	4.4	3 - 5
Total identifiable definite-lived intangible assets acquired	$ 127.2	

The acquired TerraSource business contributed revenues and a net loss of $84.7 million and $2.7 million, respectively, during the year ended December 31, 2025.

Pro Forma Financial Information

The following unaudited pro forma summary information reflects the consolidated results of the Company's operations as if the Acquisition had been completed on January 1, 2024. The information presented below is provided for illustrative purposes only and does not purport to represent what the Company's consolidated results of operations would have been had the Acquisition actually occurred as of January 1, 2024.

	Year Ended December 31,	
(in millions)	2025	2024
Revenue	$ 1,477.3	$ 1,464.5
Net income (loss)	$ 42.1	$ (19.4)

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting to illustrate the impact of amortization and depreciation expense related to acquired intangible and tangible assets, respectively, incremental

interest costs on the borrowings used to fund the Acquisition, amortization of an increase in the fair value of inventory acquired, transaction costs and the related tax impact associated with these adjustments.

4. Inventories

Inventories consist of the following:

(in millions)	December 31,	
	2025	2024
Raw materials and parts	$ 309.6	$ 275.4
Work-in-process	70.6	60.9
Finished goods	76.6	83.5
Used equipment	9.2	2.9
Total	$ 466.0	$ 422.7

5. Fair Value Measurements

The Company has various financial instruments that must be measured at fair value on a recurring basis, including marketable debt and equity securities held by Astec Insurance and marketable equity securities held in the Company's deferred compensation programs. The Company's deferred compensation programs ("DCP") include a non-qualified Supplemental Executive Retirement Plan ("SERP") and a separate non-qualified Deferred Compensation Plan. Although the DCP investments are allocated to individual participants, and investment decisions are made solely by those participants, they are non-qualified plans. Consequently, the Company owns the assets and the related offsetting liability for disbursement until such time as a participant makes a qualifying withdrawal. The DCP assets and related offsetting liabilities are recorded in non-current "Investments" and "Other long-term liabilities", respectively, in the Consolidated Balance Sheets. The Company's subsidiaries also occasionally enter into foreign currency exchange contracts to mitigate exposure to fluctuations in currency exchange rates.

The carrying amount of cash, cash equivalents and restricted cash, trade receivables and contract assets, other receivables, accounts payable, short-term debt and long-term debt approximates their fair value because of their short-term nature and/or interest rates associated with the instruments. Investments are carried at their fair value based on quoted market prices for identical or similar assets or, where no quoted prices exist, other observable inputs for the asset. The fair values of foreign currency exchange contracts are based on quotations from various banks for similar instruments using models with market-based inputs.

Financial assets and liabilities are categorized based on the level of judgment associated with the inputs used to measure their fair value. The inputs used to measure the fair value are identified in the following hierarchy:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -   Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability.

Level 3 -   Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

As indicated in the tables below, the Company has determined that all of its financial assets and liabilities as of December 31, 2025 and 2024 are Level 1 and Level 2 in the fair value hierarchy as defined above:

| (in millions) | December 31, 2025 | | | | | |
	Level 1		Level 2		Total	
Financial assets:						
Trading equity securities:						
Deferred compensation programs' mutual funds	$	5.9	$	—	$	5.9
Preferred stocks		0.3		—		0.3
Equity funds		0.6		—		0.6
Trading debt securities:						
Corporate bonds		3.6		—		3.6
Agency bonds		—		0.9		0.9
U.S. government securities		2.4		—		2.4
Asset-backed securities		—		8.5		8.5
Exchange traded funds		0.4		—		0.4
Mortgage backed securities		—		0.3		0.3
Other		—		0.3		0.3
Total financial assets	$	13.2	$	10.0	$	23.2
Financial liabilities:						
Deferred compensation programs' liabilities	$	—	$	6.7	$	6.7
Total financial liabilities	$	—	$	6.7	$	6.7

| (in millions) | December 31, 2024 | | | | | |
	Level 1		Level 2		Total	
Financial assets:						
Trading equity securities:						
Deferred compensation programs' mutual funds	$	5.1	$	—	$	5.1
Preferred stocks		0.3		—		0.3
Equity funds		0.6		—		0.6
Trading debt securities:						
Corporate bonds		3.2		—		3.2
Agency bonds		—		1.5		1.5
U.S. government securities		2.4		—		2.4
Asset-backed securities		—		7.1		7.1
Exchange traded funds		0.8		—		0.8
Mortgage backed securities		—		0.4		0.4
Other		0.2		0.3		0.5
Total financial assets	$	12.6	$	9.3	$	21.9
Financial liabilities:						
Deferred compensation programs' liabilities		—		6.1		6.1
Total financial liabilities	$	—	$	6.1	$	6.1

6. Investments

The Company's trading securities consist of the following:

| (in millions) | December 31, 2025 | | | | | | | |
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value (Net Carrying Amount)	
Trading equity securities	$	5.9	$	0.9	$	—	$	6.8
Trading debt securities		16.4		0.1		0.1		16.4
Total	$	22.3	$	1.0	$	0.1	$	23.2

(in millions)		December 31, 2024			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
Trading equity securities	$	5.5	$ 0.5	$ —	$ 6.0
Trading debt securities		16.3	—	0.4	15.9
Total	$	21.8	$ 0.5	$ 0.4	$ 21.9

Trading equity investments are valued at their estimated fair value based on their quoted market prices, and trading debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third-party pricing service. Additionally, a significant portion of the trading equity securities are in mutual funds and also comprise a portion of the Company's liability under its DCP. See Note 14, Employee Benefit Plans, for additional information on these investments and the DCP.

Trading debt securities are comprised of marketable debt securities held by Astec Insurance. Astec Insurance has an investment strategy that focuses on providing regular and predictable interest income from a diversified portfolio of high-quality fixed income securities.

7. Goodwill

The Company tests goodwill for impairment annually on October 1, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of a reporting unit below its carrying value between annual impairment tests. During the second quarter of 2024, the Company identified that indicators of goodwill impairment were present due to macroeconomic conditions at the time, including declines in the Company's publicly quoted share price and increased interest rates, as well as lower than expected operating results. These factors indicated that one or more of the Company's reporting units may have fallen below their carrying amounts. Management elected to perform a qualitative assessment on all reporting units, and the Company concluded that a further quantitative analysis was required for the Materials Solutions reporting unit.

The Company determined the fair value of the Materials Solutions reporting unit using an equally weighted combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach. The significant assumptions used under the discounted cash flow method are projected net sales, projected earnings before interest, tax, depreciation and amortization ("EBITDA"), terminal growth rates and the cost of capital. Projected net sales, projected EBITDA and terminal growth rates were determined to be significant assumptions because they are primary drivers of the projected cash flows in the discounted cash flow fair value model. Cost of capital was also determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows. The Company calculates the discount rate based on a market-participant, risk-adjusted weighted average cost of capital, which considers industry specific rates of return on debt and equity capital for a target industry capital structure, adjusted for risks associated with business size, geography and other factors specific to the reporting unit. A change in the discount rate, as a result of a change in economic conditions or otherwise, could result in the carrying value of the reporting unit exceeding its fair value. For the guideline public company method, significant assumptions relate to the selection of appropriate guideline companies and related valuation multiples used in the market analysis.

Based on the quantitative impairment test, the Company determined that the carrying value of the Materials Solutions reporting unit exceeded its fair value as of June 30, 2024. As a result, the Company recognized a pretax non-cash goodwill impairment charge of $20.2 million in "Goodwill impairment" in the Consolidated Statements of Operations to fully impair the goodwill allocated to the Materials Solutions reporting unit.

The Company completed the Acquisition during the third quarter of 2025, which increased goodwill $86.4 million.

Management performed a qualitative assessment for the annual tests of goodwill impairment performed on October 1, 2025, 2024 and 2023 and concluded that there was no impairment of goodwill.

The changes in the carrying amount of goodwill and accumulated impairment losses by reporting segment during the years ended December 31, 2025 and 2024 are as follows:

(in millions)	Infrastructure Solutions		Materials Solutions		Total	
Balance, December 31, 2023:						
Goodwill	$	48.0	$	32.3	$	80.3
Accumulated impairment		(21.8)		(12.2)		(34.0)
Net	$	26.2	$	20.1	$	46.3
2024 Activity:						
Foreign currency translation	$	(1.2)	$	0.1	$	(1.1)
Impairment		—		(20.2)		(20.2)
Total 2024 activity	$	(1.2)	$	(20.1)	$	(21.3)
Balance, December 31, 2024:						
Goodwill	$	46.8	$	32.2	$	79.0
Accumulated impairment		(21.8)		(32.2)		(54.0)
Net	$	25.0	$	—	$	25.0
2025 Activity:						
Foreign currency translation	$	0.7	$	(0.3)	$	0.4
Acquisitions		—		86.4		86.4
Total 2025 activity	$	0.7	$	86.1	$	86.8
Balance, December 31, 2025:						
Goodwill	$	47.5	$	119.3	$	166.8
Accumulated impairment		(21.8)		(33.2)		(55.0)
Net	$	25.7	$	86.1	$	111.8

8. Intangible Assets

Intangible assets consisted of the following as of December 31, 2025 and 2024:

(in millions)	2025						2024					
	Gross Carrying Value		Accumulated Amortization		Net Carrying Value		Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
Dealer network and customer relationships	$	151.8	$	44.5	$	107.3	$	41.4	$	32.0	$	9.4
Trade names		18.2		10.8		7.4		10.3		10.3		—
Other		24.6		14.8		9.8		14.8		13.0		1.8
Total	$	194.6	$	70.1	$	124.5	$	66.5	$	55.3	$	11.2

Amortization expense on intangible assets was $13.6 million, $4.8 million and $5.5 million for 2025, 2024 and 2023, respectively.

Future annual expected amortization expense on intangible assets as of December 31, 2025 are as follows (in millions):

(in millions)		
2026	$	23.8
2027		21.6
2028		19.2
2029		15.4
2030		12.9
2031 and thereafter		31.6

9. Property and Equipment

Property and equipment at cost, less accumulated depreciation, is as follows:

(in millions)	December 31,	
	2025	2024
Land	$ 15.5	$ 12.3
Building and land improvements	173.9	158.8
Construction in progress	15.5	3.9
Manufacturing and office equipment	288.9	266.7
Aviation equipment	13.5	4.6
Less accumulated depreciation	(285.0)	(264.4)
Total	$ 222.3	$ 181.9

Depreciation expense was $22.7 million, $22.0 million and $20.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

10. Leases

The Company records its operating lease ROU assets in "Other long-term assets" and its operating lease liabilities in "Other current liabilities" and "Other long-term liabilities". As of December 31, 2025 and 2024, the Company did not have any finance leases.

Additional information related to the Company's operating leases is reflected in the tables below:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Operating lease expense	$ 4.5	$ 3.2	$ 3.6
Short-term lease expense	3.4	3.1	2.5
Cash paid for operating leases included in operating cash flows	4.5	3.2	3.6

(in millions)	December 31,	
	2025	2024
Operating lease right-of-use asset	$ 14.9	$ 7.8
Operating lease short-term liability	5.4	2.6
Operating lease long-term liability	9.7	5.5
Weighted average remaining lease term (in years)	3.17	3.61
Weighted average discount rate used in calculating right-of-use asset	5.58 %	5.04 %

Future annual minimum lease payments as of December 31, 2025 are as follows (in millions):

(in millions)	
2026	$ 6.1
2027	5.6
2028	2.6
2029	1.4
2030	0.5
2031 and thereafter	0.3
Total lease payments	$ 16.5
Less: Interest	(1.4)
Operating lease liabilities	$ 15.1

11. Debt

On July 1, 2025 (the "Financing Effective Date"), the Company entered into the 2025 Credit Agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto from time to time that provides for (i) a revolving credit facility, a term loan facility, a swingline facility and a letter of credit facility, in an initial aggregate amount of up to $600.0 million and (ii) an incremental facilities limit in an aggregate amount not to exceed $150.0 million (collectively, the "2025 Credit

Facilities"). Loans advanced under the revolving credit facility and the term loan facility must be repaid on (i) July 1, 2030 or (ii) earlier as specified in the 2025 Credit Agreement. On the Financing Effective Date, the Company used the proceeds from the term loan facility, together with cash on hand, to (i) finance the Acquisition, (ii) repay existing indebtedness of the Company and its subsidiaries, including repayment of all amounts outstanding under the previous 2022 Credit Facilities, and (iii) the payment of transaction expenses incurred in connection with the Acquisition and the 2025 Credit Facilities.

At the Company's election, revolving credit loans and term loans advanced under the 2025 Credit Agreement bear interest at a rate per annum equal to (i) a forward-looking term rate based on the secured overnight financing rate for the applicable interest period ("Term SOFR"), as selected by the Company, plus an applicable margin ranging between 1.75% and 2.75% per annum, or (ii) the highest of the Wells Fargo Bank, National Association prime rate, the Federal Funds rate plus 0.50%, and Term SOFR for a one month tenor in effect on such day plus 1.00% ("Base Rate"), plus an applicable margin ranging between 0.75% and 1.75% per annum. Swingline loans shall bear interest at the Base Rate, plus an applicable margin ranging between 0.75% and 1.75% per annum.

The Company also pays a commitment fee ranging from 0.15% to 0.35% per annum to the lenders under the revolving credit facility on the average amount by which the aggregate commitments of the lenders exceed utilization of the revolving credit facility. The applicable margins and the commitment fee are determined based on the Company's Consolidated Total Net Leverage Ratio (as defined in the 2025 Credit Agreement) at the relevant time.

The obligations of the Company in respect of the 2025 Credit Facilities are secured and are guaranteed by the U.S. domestic subsidiaries of the Company, subject to customary exceptions.

The 2025 Credit Agreement includes certain affirmative and negative covenants that impose restrictions on the Company's financial and business operations, including limitations on liens, indebtedness, fundamental changes and changes in the nature of the Company's business. These limitations are subject to customary exceptions. The Company will also be required to maintain a (i) Consolidated Total Net Leverage Ratio of not more than 3.50 to 1.00 as of the last day of any fiscal quarter, which may be increased to 4.00 to 1.00 in connection with a material permitted acquisition and subject to the terms of the 2025 Credit Agreement, and (ii) Consolidated Interest Coverage Ratio (as defined in the 2025 Credit Agreement) of at least 2.50 to 1.00 as of the last day of any fiscal quarter. The 2025 Credit Agreement also contains customary representations and warranties.

The 2025 Credit Agreement contains events of default customary for this type of financing, including a cross default and cross acceleration provision to certain other material indebtedness of the Company and its subsidiaries. Upon the occurrence of an event of default, the outstanding obligations under the 2025 Credit Agreement may be accelerated and become due and payable immediately. In addition, if certain change of control events occur with respect to the Company, the Company will be required to repay the loans outstanding under the 2025 Credit Facilities.

Additional details for the 2025 Credit Facilities and the previous 2022 Credit Facilities are summarized below:

(in millions, except maturity date)		December 31, 2025 2025 Credit Facilities		December 31, 2024 2022 Credit Facilities
Revolving Line of Credit				
Line of credit - maximum	$	250.0	$	250.0
Letters of credit - maximum		30.0		30.0
Borrowings outstanding		—		105.0
Amount of letters of credit outstanding		5.3		5.2
Line of credit, additional borrowing capacity		244.7		139.8
Unamortized debt issuance costs				
"Prepaid expenses and other assets"		0.9		0.3
"Other long-term assets"		3.0		0.6
Term Loan				
Current maturities	$	17.5		
Long-term maturities		323.8		
Maturity date		July 1, 2030		
Unamortized debt issuance costs				
"Current maturities of long-term debt"		1.3		
"Long-term debt"		4.2		

Debt maturities for the Company's long-term debt are expected to be as follows:

(in millions)	Maturity Amounts
2026	$ 17.5
2027	21.9
2028	30.6
2029	35.0
2030	236.3

Additionally, certain of the Company's international subsidiaries in Australia, Brazil, Canada, South Africa and the United Kingdom each have separate credit facilities with local financial institutions primarily to finance short-term working capital needs, as well as to cover foreign exchange contracts, performance letters of credit, advance payment and retention guarantees. In addition, the Brazilian subsidiary also enters into order anticipation agreements on a periodic basis. Both the outstanding borrowings under the credit facilities of the international subsidiaries and the order anticipation agreements are recorded in "Short-term debt" in the Company's Consolidated Balance Sheets. Each of the credit facilities are generally guaranteed by Astec Industries, Inc. and/or secured with certain assets of the local subsidiary.

Details for the Company's international credit facilities are summarized below:

(in millions, except interest rates)	December 31, 2025	December 31, 2024
Total credit line	$ 23.4	$ 23.4
Available credit line	11.4	9.5
Letters of credit - maximum	13.5	12.7
Amount of letters of credit outstanding	3.0	2.9
Short-term debt	12.1	13.3
Weighted average interest rate	10.62%	9.02%

12. Product Warranty Reserves

The Company warrants its products against manufacturing defects and performance to specified standards. The warranty period and performance standards vary by market and uses of its products, but generally range from three months to two years or up to a specified number of hours of operation. The Company estimates the costs that may be incurred under its warranties and records a liability at the time product sales are recorded. The product warranty liability is primarily based on historical claim rates, nature of claims and the associated costs.

Changes in the Company's product warranty liability during 2025, 2024 and 2023 are as follows:

(in millions)	2025	2024	2023
Reserve balance, January 1	$ 16.1	$ 16.5	$ 11.9
Warranty liabilities accrued	23.9	18.6	17.6
Warranty liabilities settled	(21.8)	(18.9)	(13.1)
Other	1.1	(0.1)	0.1
Reserve balance, December 31	$ 19.3	$ 16.1	$ 16.5

13. Accrued Loss Reserves

The Company accrues reserves for losses related to known workers' compensation and general liability claims that have been incurred but not yet paid or are estimated to have been incurred but not yet reported to the Company. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future.

Liabilities related to the Company's accrued loss reserves consist of the following:

(in millions)	December 31, 2025	December 31, 2024
"Other current liabilities"	$ 1.8	$ 1.7
"Other long-term liabilities"	5.1	4.6
Total accrued loss reserves	$ 6.9	$ 6.3

14. Employee Benefit Plans

Deferred Compensation Programs

The Company's DCP includes a non-qualified SERP and a separate non-qualified Deferred Compensation Plan.

Supplemental Executive Retirement Plan

The Company maintains a SERP for certain of its executive management. The SERP has been closed to new entrants since December 2020. This plan is a non-qualified deferred compensation plan administered by the Board of Directors of the Company, pursuant to which the Company makes cash contributions of a certain percentage of participants' compensation. Investments are self-directed by participants and can include Company stock. Upon retirement or termination, participants receive their apportioned share of the plan assets in the form of cash based on a pre-determined schedule of distributions.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for certain of its executive and senior management. This plan is a non-qualified deferred compensation plan administered by the Board of Directors of the Company, pursuant to which eligible employees can defer the receipt of base and bonus compensation to a future date. Investments are self-directed by participants and can include Company stock. Upon retirement or termination, participants receive their apportioned share of the plan assets in the form of cash based on a pre-determined schedule of distributions.

Assets of the Deferred Compensation Programs consist of the following:

(in millions)	December 31, 2025		December 31, 2024	
	Cost	Market	Cost	Market
Money market fund	$ 0.7	$ 0.7	$ 0.7	$ 0.7
Company stock	0.2	0.1	0.3	0.3
Equity securities	5.0	5.9	4.6	5.1
Total	$ 5.9	$ 6.7	$ 5.6	$ 6.1

The Company records an adjustment to the deferred compensation liability related to the DCP such that the balance of the liability equals the total fair market value of all assets held by the trusts established under the programs each period. Such liabilities are included in "Other long-term liabilities" in the Consolidated Balance Sheets. The money market fund is included in "Cash, cash equivalents and restricted cash" in the Consolidated Balance Sheets. The equity securities are included in "Investments" in the Consolidated Balance Sheets and classified as trading equity securities. See Note 6, Investments, for additional information. The cost of the Company stock held by the plan is included in "Company stock held by deferred compensation programs, at cost" in the Consolidated Balance Sheets.

The change in the fair market value of Company stock held in the programs results in a charge or credit to "Selling, general and administrative expenses" in the Consolidated Statements of Operations because the acquisition cost of the Company stock in the programs is recorded in "Company stock held by deferred compensation programs, at cost" and is not adjusted to fair market value; however, the related liability is adjusted to the fair market value of the stock as of each period end. The Company recognized expense of $0.1 million in 2025 and income of $0.1 million in both 2024 and 2023 related to the change in the fair value of the Company stock held in the DCP.

401(k) Plan

The Company sponsors a 401(k) defined contribution plan to provide eligible employees with additional income upon retirement. The Company's contributions to the plan are based on employee contributions. The Company's contributions totaled $10.3 million, $10.1 million and $8.1 million in 2025, 2024 and 2023, respectively.

15. Income Taxes

The income tax disclosures that follow are inclusive of the requirements set forth in ASU 2023-09, Income Taxes (Topic 740), which the Company adopted on a prospective basis.

For financial reporting purposes, income before income taxes includes the following components:

(in millions)	Years Ended December 31,		
	2025	**2024**	**2023**
United States	$ 63.7	$ 25.9	$ 36.4
Foreign	(10.6)	(12.0)	6.4
Income before income taxes	$ 53.1	$ 13.9	$ 42.8

The provision for income taxes consists of the following:

(in millions)	Years Ended December 31,		
	2025	**2024**	**2023**
Current provision:			
Federal	$ 7.8	$ 13.3	$ 8.2
State	2.5	0.9	4.5
Foreign	3.6	2.6	2.8
Total current provision	13.9	16.8	15.5
Deferred provision (benefit):			
Federal	3.6	(8.2)	(3.6)
State	—	0.8	(2.8)
Foreign	(3.2)	0.4	—
Total deferred provision (benefit)	0.4	(7.0)	(6.4)
Total provision:			
Federal	11.4	5.1	4.6
State	2.5	1.7	1.7
Foreign	0.4	3.0	2.8
Total income tax provision	$ 14.3	$ 9.8	$ 9.1

The Company's "Income tax provision" is computed based on the domestic and foreign federal statutory rates and the average state statutory rates, net of related federal benefit.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The reconciliation of the provision for income taxes at the statutory federal income tax rate to the amount provided for the year ended December 31, 2025 is as follows:

(in millions, except percentage data)	Year Ended December 31, 2025	
Tax expense at the statutory federal income tax rate	$ 11.2	21.0 %
State and local income tax, net of federal income tax effect [1]	2.0	3.8 %
Foreign tax effects		
Brazil		
Change in valuation allowances	(1.2)	(2.3)%
Other	1.3	2.4 %
United Kingdom		
Change in valuation allowances	2.5	4.7 %
Other	(0.1)	(0.2)%
Other foreign jurisdictions	0.1	0.2 %
Effect of cross-border tax laws		
Foreign-derived intangible income	(1.0)	(1.9)%
Other	(0.2)	(0.4)%
Research and development tax credits	(3.7)	(7.0)%
Changes in valuation allowances	0.3	0.6 %
Nontaxable or nondeductible items	1.5	2.8 %
Changes in unrecognized tax benefits	1.2	2.3 %
Other items [2]	0.4	0.9 %
Total income tax provision	$ 14.3	26.9 %

[1] State taxes in Tennessee, Illinois, California, Pennsylvania, Maine, Michigan and New York made up the majority (greater than 50 percent) of the tax effect in this category.

[2] Calculation includes the impact of a rounding adjustment.

The reconciliations of the provision for income taxes at the statutory federal income tax rate to the amount provided for the years ended December 31, 2024 and 2023 is as follows:

(in millions)	Years Ended December 31,	
	2024	2023
Tax expense at the statutory federal income tax rate	$ 2.9	$ 8.9
State income tax, net of federal income tax	3.9	0.4
Research and development tax credits	(2.8)	(2.8)
Impact of uncertain tax positions	(0.5)	1.0
Valuation allowance impact	1.7	0.3
Changes in tax rates	0.7	0.8
Share-based compensation	0.1	0.6
Foreign-derived intangible income deduction	(0.4)	(0.7)
Foreign tax credit	(0.4)	(0.5)
Goodwill impairment	2.9	—
Other items	1.7	1.1
Total income tax provision	$ 9.8	$ 9.1

Total cash paid for income taxes, net of refunds, disaggregated by jurisdiction for the year ended December 31, 2025 consists of the following:

(in millions)		
Federal	$	12.1
State		4.9
Foreign		
Brazil		1.1
South Africa		1.0
Other foreign jurisdictions		0.6
Total cash paid for taxes	$	19.7

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,			
(in millions)		2025		2024
Deferred tax assets:				
Amortization of research and experimental expenditures	$	21.9	$	30.7
Inventory reserves		9.1		7.6
Warranty reserves		4.6		3.7
Credit loss reserves		0.9		0.5
State tax loss carryforwards		13.2		11.5
Accrued vacation		1.9		1.4
Deferred compensation		1.0		1.0
Share-based compensation		2.1		1.3
Goodwill		0.4		2.8
Foreign net operating loss		11.0		8.3
Lease obligation		3.4		1.6
Employee & insurance accruals		3.1		3.1
Domestic credit carryforwards		4.1		1.5
Uncertain tax provision reserve		1.2		1.1
Deferred revenue		0.5		0.9
Valuation allowances		(17.1)		(12.4)
Other		2.5		—
Total deferred tax assets		63.8		64.6
Deferred tax liabilities:				
Property and equipment		17.3		15.8
Intangibles		23.6		0.9
Right-of-use assets		3.4		1.5
Post-retirement benefits		0.9		0.8
Other		—		2.2
Total deferred tax liabilities		45.2		21.2
Total net deferred assets	$	18.6	$	43.4

As of December 31, 2025, the Company had gross state net operating losses ("NOL") carryforwards of $260.0 million and gross foreign NOL carryforwards of approximately $40.2 million, which are available to offset future taxable income. If not used, these carryforwards will expire between 2026 and 2035. The Company does not have a federal net operating loss carryforward.

A significant portion of the valuation allowance for deferred tax assets relates to the future utilization of state and foreign NOL and state tax credit carryforwards. Future utilization of these NOL and state tax credit carryforwards is evaluated by the Company on a periodic basis, and the valuation allowance is adjusted accordingly. In 2025, the valuation allowance on these carryforwards increased by $4.7 million, primarily related to valuation allowances on the deferred tax assets related to NOLs generated by the Company's Brazil and United Kingdom subsidiaries.

The following table represents a rollforward of the deferred tax asset valuation allowance for the years ended December 31, 2025, 2024 and 2023:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Allowance balance, beginning of year	$ 12.4	$ 12.5	$ 11.9
Provision	2.1	1.3	1.8
Reversals	(1.2)	(1.5)	(1.6)
Other	3.8	0.1	0.4
Allowance balance, end of year	$ 17.1	$ 12.4	$ 12.5

Undistributed foreign earnings are considered to be indefinitely reinvested outside the U.S. as of December 31, 2025. Because those earnings are considered to be indefinitely reinvested, no deferred income taxes have been provided thereon. If the Company were to make a distribution of any portion of those earnings in the form of dividends or otherwise, any such amounts would be subject to withholding taxes payable to various foreign jurisdictions; however, the amounts would not be subject to any additional U.S. income tax. As of December 31, 2025, the cumulative amount of undistributed U.S. GAAP earnings for the Company's foreign subsidiaries was $70.6 million.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. The Company is currently under examination for the years 2013, 2014, 2016, 2017, 2018 and 2019 with taxing authorities in the United States. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2013. With few exceptions, the Company is no longer subject to state and local or non-U.S. income tax examinations by authorities for years prior to 2021.

The Company has a liability for unrecognized tax benefits of $14.1 million and $16.8 million (excluding accrued interest and penalties) as of December 31, 2025 and 2024, respectively. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in "Interest expense" and "Selling, general and administrative expenses", respectively, in the Consolidated Statements of Operations. The Company did not recognize any tax benefits for interest and penalties related to amounts that were settled for less than previously accrued in 2025 or 2024. The net amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate was $18.9 million as of December 31, 2025, of which $11.5 million and $7.4 million were included in "Other current liabilities" and "Other long-term liabilities", respectively, in the Consolidated Balance Sheets. The net amount of these unrecognized tax benefits was $15.1 million as of December 31, 2024 of which $10.7 million and $9.5 million were included in "Other current liabilities" and "Other long-term liabilities", respectively, partially offset by $5.1 million included in "Deferred income tax assets" in the Consolidated Balance Sheets. Management believes it is reasonably possible that unrecognized tax liabilities will decrease by approximately $11.0 million within the next 12 months.

A reconciliation of the beginning and ending unrecognized tax benefits excluding interest and penalties is as follows:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Balance, beginning of year	$ 16.8	$ 13.0	$ 12.0
Additions for tax positions taken in current year	1.1	5.2	0.9
Additions for tax positions taken in prior period	0.5	—	0.1
Reductions due to lapse of statutes of limitations	(4.3)	(1.4)	—
Balance, end of year	$ 14.1	$ 16.8	$ 13.0

Jurisdictions in which the Company operates have enacted local legislation formally adopting the Global Anti-Base Erosion Model Rules ("Pillar Two"), which generally provide for a global minimum corporate tax rate of 15%, as established by the Organization for Economic Co-operation and Development ("OECD") Pillar Two Framework. The effective dates are generally January 1, 2024, and January 1, 2025, for different aspects of the rules and vary by jurisdiction. Pillar Two has not had a material impact on the Company's effective tax rate, consolidated results of operations, financial position or cash flows.

Additional jurisdictions are expected to implement the model rules under local law in the future, with varying effective dates. The Company is continuing to evaluate the potential effect on future periods of the Pillar Two implementation, pending legislative adoption by additional individual countries and the ongoing issuance of additional administrative guidance by the OECD.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law in the United States. The OBBBA extends or makes permanent many expiring provisions of the 2017 Tax Cuts and Jobs Act and restores favorable tax treatment for certain business provisions. The effects of changes in tax laws are required to be recognized in the period in which the legislation is enacted. As such, the OBBBA had no significant impact on the Company's income tax rate as of December 31, 2025.

16. Commitments and Contingencies

Certain customers have financed purchases of Company products through arrangements with third-party financing institutions in which the Company is contingently liable for customer debt of $0.6 million and $1.4 million as of December 31, 2025 and 2024, respectively. These arrangements expire at various dates through March 2030. The agreements provide that the Company will receive the lender's full security interest in the equipment financed if the Company is required to fulfill its contingent liability under these arrangements. The Company has recorded a liability of $0.1 million and $0.3 million related to these guarantees, which were included in "Other current liabilities" in the Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively.

The Company reviews off-balance sheet guarantees individually. Prior history is considered with respect to the Company having to perform on any off-balance sheet guarantees, as well as future projections of individual customer credit worthiness with respect to assessing credit losses related to off-balance sheet guarantees.

In addition, the Company is contingently liable for letters of credit issued under its 2025 Credit Facilities totaling $5.3 million as of December 31, 2025. The outstanding letters of credit expire at various dates through November 2026. Unused letters of credit under the Credit Facilities are $24.7 million as of December 31, 2025. The Company is additionally contingently liable for a total of $4.1 million in performance letters of credit and retention guarantees primarily held by its foreign subsidiaries, which are secured by separate credit facilities with various financial institutions as of December 31, 2025. Unused letters of credit under these separate credit facilities are $10.5 million as of December 31, 2025.

The Company is currently a party, and may become a party, to various claims and legal proceedings in the ordinary course of business. If management believes that a loss arising from any claims and legal proceedings is probable and can reasonably be estimated, the Company records the amount of the loss (excluding estimated legal fees) or, when the loss is estimated using a range and no point within the range is more probable than another, the minimum estimated liability. As management becomes aware of additional information concerning such contingencies, any potential liability related to these matters is assessed, and the estimates are revised, if necessary. If management believes that a loss arising from such claims and legal proceedings is either (i) probable but cannot be reasonably estimated or (ii) reasonably estimable but not probable, the Company does not record the amount of the loss but does make specific disclosure of such matter.

Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties, and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

Previously Settled Matters

The Company and certain of its former executive officers were previously named as defendants in a putative shareholder class action lawsuit filed in 2019. In September 2024, the court formally approved the parties' agreement to settle the action for $13.7 million, which was funded entirely by the Company's insurance carriers, and the settlement agreement was entered into between the parties.

In September 2024, the Company reached an agreement to resolve the matter styled 37 Building Products, Ltd. v. Telsmith, Inc., et al. for $6.3 million, which the Company paid that same month. Upon settlement, the full loss contingency of $8.2 million, inclusive of post-judgment interest, which was recorded as of June 30, 2024 was released. The $1.9 million net benefit derived from the loss contingency release offset by the final settlement amount was recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations during the third quarter of 2024.

In October 2024, the Company reached an agreement to resolve the action styled VenVer S.A. and Americas Coil Tubing LLP v. GEFCO, Inc. for $8.4 million, which was paid in the fourth quarter of 2024. In connection with this settlement, management recorded a loss in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations during the third quarter of 2024.

17. Share-Based Compensation

Prior to its termination on April 24, 2025, the Company's 2021 Equity Incentive Plan ("2021 Plan") provided for the grant of share-based awards. The 2021 Plan authorized the grant of options, share appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend equivalents and other share-based and cash awards. Under the 2021 Plan, the Company had restricted stock units, performance stock units and deferred stock units. Awards granted under the 2021 Plan provide for dividend equivalents, which are subject to the same forfeiture, transfer restrictions and deferral terms as apply to the award to which they relate.

On April 25, 2025 ("Plan Effective Date"), the Company's shareholders approved the 2025 Equity Incentive Plan ("2025 Plan"), which is administered by the Company's Compensation Committee of the Board of Directors (the "Compensation Committee"). The 2025 Plan provides for a total of 1,309,500 shares to be reserved and available for issuance pursuant to the grant of new

awards under the 2025 Plan. To the extent that all or a portion of an award is canceled, terminates, expires, is forfeited or lapses for any reason (including by reason of failure to meet time-based and/or performance-based vesting requirements), any unissued or forfeited shares originally subject to the award will be added back to the 2025 Plan share reserve and again be available for issuance pursuant to awards granted under the 2025 Plan. The 2025 Plan authorizes the grant of options, share appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend equivalents and other share-based and cash awards. Awards granted under the 2025 Plan provide for dividend equivalents, which are subject to the same forfeiture, transfer restrictions and deferral terms as apply to the award to which they relate.

Share-based compensation expense of $7.1 million, $5.0 million and $4.1 million was recorded in the years ended December 31, 2025, 2024 and 2023, respectively, and recognized in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

Restricted Stock Units ("RSUs")

Key members of management are awarded with RSUs each year based on a predetermined award value of the base salary of eligible employees aligned to a total compensation program. RSU awards generally vest ratably, at the end of each 12-month period, over a three-year service period. A participant generally must be employed by the Company on the vesting date of each award; however, awards will vest if employment terminates earlier on account of a qualifying employment termination event such as death, disability or retirement at or above age 65. Additional RSUs are granted on an annual basis to the Company's outside directors generally with a one-year vesting period.

Changes in restricted stock units during the year ended December 31, 2025 are as follows:

(in thousands, except weighted average grant date fair value)	Restricted Stock Units		Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	170	$	39.58
Granted	237	$	37.34
Vested	(87)	$	41.47
Forfeited	(11)	$	35.90
Unvested as of December 31, 2025	309	$	37.45

The following additional activity occurred for the Company's restricted stock units:

(in millions, except weighted average grant date fair value per award granted)	Years Ended December 31,					
	2025		2024		2023	
Weighted average grant date fair value per award	$	37.34	$	36.76	$	43.50
Fair value of awards vested and issued		3.1		2.9		4.8
Tax expense for restricted stock compensation expense		(0.7)		(0.7)		(0.4)

As of December 31, 2025, the Company had $7.0 million of unrecognized compensation expense before tax related to RSUs, which is expected to be recognized over a weighted average period of 1.6 years.

Performance Stock Units ("PSUs")

PSUs are granted to officers and other key employees. Vesting is subject to both the continued employment of the participant with the Company and the achievement of certain performance metrics established by the Compensation Committee. A participant generally must be employed by the Company on the vesting date of each award; however, a portion of a participant's awards will vest if employment terminates earlier on account of a qualifying employment termination event such as death, disability or retirement at or above age 65.

Awards granted generally cliff vest three years from the date of grant. The number of PSUs that vest may range from zero to 200% of the target shares granted and is determined for each award based on the achievement of two equally weighted performance criteria: ROIC and TSR. The PSUs are settled in common stock of the Company, with holders receiving one common share for each PSU that vests.

Changes in PSUs during the year ended December 31, 2025 are as follows:

(in thousands, except weighted average grant date fair value)	Performance Stock Units	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	151	$ 41.56
Granted	135	$ 33.16
Vested [1]	(22)	$ 51.63
Forfeited	(14)	$ 37.94
Unvested as of December 31, 2025	250	$ 36.36

[1] The vested PSUs presented are based on the target amount of the award. In accordance with the terms of the underlying award agreements, no shares were earned and distributed for the performance period ended during 2025.

The following additional activity occurred for the Company's performance stock units:

(in millions, except weighted average grant date fair value per award granted)	Years Ended December 31,		
	2025	2024	2023
Weighted average grant date fair value per award	$ 33.16	$ 36.62	$ 43.19
Fair value of awards vested and issued [2]	—	—	1.6
Tax expense for performance stock compensation expense	—	—	(1.0)

[2] As noted above, in accordance with the terms of the underlying PSU award agreements, no shares were earned and distributed for the performance period ended during 2025.

As of December 31, 2025, the Company had $3.6 million of unrecognized compensation expense before tax related to PSUs, which is expected to be recognized over a weighted average period of 1.9 years.

Deferred Stock Units ("DSUs")

The Non-Employee Directors Compensation Plan allows for deferred delivery of shares granted as payment of directors' annual retainer. As of December 31, 2025, there were 19,051 fully vested deferred stock units, which were excluded from the tables above. The aggregate fair value of these units as of December 31, 2025 was $0.8 million.

The 2025 Plan and the 2021 Plan allow for certain participants to elect to receive vested units on a deferred basis. As of December 31, 2025, there were 1,426 fully vested deferred stock units, which are excluded from the unvested balances as of December 31, 2025 in the tables above. The aggregate fair value of these units as of December 31, 2025 was $0.1 million.

18. Revenue Recognition

The following tables disaggregate the Company's revenue by major source for the periods ended December 31, 2025, 2024 and 2023 (excluding intercompany sales):

(in millions)	Infrastructure Solutions		Materials Solutions		Total	
Net Sales-Domestic:						
Equipment sales	$	510.7	$	209.4	$	720.1
Parts and component sales		231.0		112.2		343.2
Service and equipment installation revenue		28.3		7.2		35.5
Used equipment sales		2.3		0.2		2.5
Freight revenue		25.7		7.0		32.7
Other		2.5		(6.3)		(3.8)
Total domestic revenue		800.5		329.7		1,130.2
Net Sales-International:						
Equipment sales		39.2		133.4		172.6
Parts and component sales		15.7		73.8		89.5
Service and equipment installation revenue		0.8		12.9		13.7
Used equipment sales		—		0.2		0.2
Freight revenue		1.1		2.9		4.0
Other		0.1		0.1		0.2
Total international revenue		56.9		223.3		280.2
Total net sales	$	857.4	$	553.0	$	1,410.4

For the Year Ended December 31, 2025

(in millions)	Infrastructure Solutions		Materials Solutions		Total	
Net Sales-Domestic:						
Equipment sales	$	510.9	$	150.3	$	661.2
Parts and component sales		220.3		80.8		301.1
Service and equipment installation revenue		23.5		0.8		24.3
Used equipment sales		3.4		—		3.4
Freight revenue		22.7		6.6		29.3
Other		2.3		(6.2)		(3.9)
Total domestic revenue		783.1		232.3		1,015.4
Net Sales-International:						
Equipment sales		32.7		154.2		186.9
Parts and component sales		19.7		67.4		87.1
Service and equipment installation revenue		0.9		11.2		12.1
Used equipment sales		—		0.4		0.4
Freight revenue		0.9		2.5		3.4
Other		0.1		(0.3)		(0.2)
Total international revenue		54.3		235.4		289.7
Total net sales	$	837.4	$	467.7	$	1,305.1

For the Year Ended December 31, 2024

(in millions)	For the Year Ended December 31, 2023		
	Infrastructure Solutions	Materials Solutions	Total
Net Sales-Domestic:			
Equipment sales	$ 461.2	$ 252.5	$ 713.7
Parts and component sales	215.9	83.7	299.6
Service and equipment installation revenue	43.5	0.8	44.3
Used equipment sales	3.6	—	3.6
Freight revenue	22.6	8.0	30.6
Other	1.9	(10.3)	(8.4)
Total domestic revenue	748.7	334.7	1,083.4
Net Sales-International:			
Equipment sales	30.5	125.7	156.2
Parts and component sales	18.7	62.4	81.1
Service and equipment installation revenue	1.3	11.9	13.2
Used equipment sales	—	0.2	0.2
Freight revenue	1.0	2.8	3.8
Other	0.2	0.1	0.3
Total international revenue	51.7	203.1	254.8
Total net sales	$ 800.4	$ 537.8	$ 1,338.2

As of December 31, 2025, the Company had contract assets of $5.9 million and contract liabilities, excluding customer deposits, of $7.7 million, of which $1.4 million was deferred revenue related to extended warranties. As of December 31, 2024, the Company had contract assets of $6.6 million and contract liabilities, excluding customer deposits, of $5.8 million, of which $1.3 million was deferred revenue related to extended warranties. Total extended warranty sales were $1.0 million, $1.3 million and $1.1 million in 2025, 2024 and 2023, respectively.

19. Operations by Industry Segment and Geographic Area

The Company has two operating and reportable segments, each of which comprise sites based upon the nature of the products produced or services provided, the type of customer for the products, the similarity of economic characteristics, the manner in which management reviews results and the nature of the production process, among other considerations.

Segment Operating Adjusted EBITDA is the measure of segment profit or loss used by the Company's Chief Executive Officer ("CEO"), who is the CODM, to evaluate performance and allocate resources to the reportable segments. The CODM uses this measure to allocate resources, including headcount, financial resources and capital resources, for each segment, predominantly in the annual budgeting process. Additionally, Segment Operating Adjusted EBITDA is believed to strongly correlate with shareholder returns and is, therefore, included as a key component in the compensation of certain employees. This metric is used to monitor actual results versus budget and forecast on a monthly basis to assess segment performance as compared to expectations. Segment Operating Adjusted EBITDA is defined as net income or loss before the impact of interest income or expense, income taxes, depreciation and amortization and certain other adjustments that are not considered by the CODM in the evaluation of ongoing operating performance.

A brief description of each segment is as follows:

Infrastructure Solutions - Sites within the Infrastructure Solutions segment design, engineer, manufacture and market a complete line of asphalt plants, concrete plants and their related components and ancillary equipment, including industrial automation controls and telematics platforms, as well as supply asphalt road construction equipment, industrial thermal systems, land clearing, recycling and other heavy equipment. The sites based in North America within the Infrastructure Solutions segment are primarily manufacturing operations, while those located outside of North America generally service and install equipment and provide parts in the regions in which they operate for many of the products produced by all of the Company's manufacturing sites. The primary purchasers of the products produced by this segment are asphalt and concrete producers, highway and heavy equipment contractors, commercial and residential paving contractors, utility contractors, forestry and environmental recycling contractors and domestic and foreign governmental agencies.

Materials Solutions - Sites within the Materials Solutions segment design and manufacture heavy equipment used in aggregate and minerals processing operations in addition to servicing, rebuilding and supplying parts. These operations support civil construction, energy, mining, hydro, recycling, ports, forestry and bulk handling markets. The sites within the Materials Solutions segment are primarily manufacturing operations, with sites in Australia, Canada, Chile, Sweden and Thailand functioning to market, service and install equipment and provide parts in the regions in which they operate for many of the products produced

by all the Company's manufacturing sites. Additionally, the Materials Solutions segment offers consulting and engineering services to provide complete "turnkey" processing systems. The principal purchasers of aggregate processing equipment include distributors, highway and heavy equipment contractors, sand and gravel producers, demolition, recycling and crushing contractors, open mine operators, quarry operators, port and inland terminal authorities, power stations and foreign and domestic governmental agencies. The acquired TerraSource business is included in the Material Solutions segment.

Segment Information: The accounting policies of the reportable segments are the same as those described in Note 2, Basis of Presentation and Significant Accounting Policies. Intersegment sales and transfers between foreign subsidiaries are valued at prices comparable to those for unrelated parties.

Information for the Company's reportable segments are set forth below:

(in millions)	Year Ended December 31, 2025					
	Infrastructure Solutions		Materials Solutions		Total	
Reportable segment revenues:						
Revenues from external customers	$	857.4	$	553.0	$	1,410.4
Intersegment revenues		36.0		4.9		40.9
Total revenues - reportable segments	$	893.4	$	557.9	$	1,451.3
Significant reportable segment expenses:						
Manufacturing operation costs:						
Equipment	$	381.4	$	246.5	$	627.9
Parts		120.1		97.8		217.9
Other		100.9		56.2		157.1
General and administrative		55.3		42.5		97.8
Sales and marketing		44.3		34.4		78.7
Quality costs [1]		23.2		10.7		33.9
Research and development		17.4		9.5		26.9
Inventory period costs [2]		17.4		5.8		23.2
Other segment items [3]		(0.9)		(1.1)		(2.0)
Reportable Segment Operating Adjusted EBITDA	$	134.3	$	55.6	$	189.9
Reportable segment assets and capital expenditures:						
Assets	$	1,210.4	$	1,147.7	$	2,358.1
Capital expenditures		25.1		6.1		31.2

[1] Quality costs related to repair or other remediation expenses incurred for corrective action on product failures covered by warranties or voluntarily for certain warranty-type expenses occurring after the normal warranty period expires to help protect the reputation of the Company's products and maintain the goodwill of customers.

[2] Inventory period costs primarily relate to inventory reserves and adjustments and net scrap sales.

[3] Other segment items consists of foreign exchange gains and losses, investment income and loss and other income and expense amounts that are included in Segment Operating Adjusted EBITDA that are not considered to be significant segment expenses.

(in millions)	Year Ended December 31, 2024		
	Infrastructure Solutions	Materials Solutions	Total
Reportable segment revenues:			
Revenues from external customers	$ 837.4	$ 467.7	$ 1,305.1
Intersegment revenues	48.3	7.0	55.3
Total revenues - reportable segments	$ 885.7	$ 474.7	$ 1,360.4
Significant reportable segment expenses:			
Manufacturing operation costs:			
Equipment	$ 397.8	$ 231.0	$ 628.8
Parts	121.5	80.7	202.2
Other	104.8	41.0	145.8
General and administrative	52.4	28.0	80.4
Sales and marketing	44.3	28.1	72.4
Quality costs [1]	17.3	12.3	29.6
Research and development	16.1	7.7	23.8
Inventory period costs [2]	10.3	7.8	18.1
Other segment items [3]	(0.3)	0.9	0.6
Reportable Segment Operating Adjusted EBITDA	$ 121.5	$ 37.2	$ 158.7
Reportable segment assets and capital expenditures:			
Assets	$ 1,095.8	$ 772.3	$ 1,868.1
Capital expenditures	15.0	5.2	20.2

[1] Quality costs related to repair or other remediation expenses incurred for corrective action on product failures covered by warranties or voluntarily for certain warranty-type expenses occurring after the normal warranty period expires to help protect the reputation of the Company's products and maintain the goodwill of customers.

[2] Inventory period costs primarily relate to inventory reserves and adjustments and net scrap sales.

[3] Other segment items consists of foreign exchange gains and losses, investment income and loss and other income and expense amounts that are included in Segment Operating Adjusted EBITDA that are not considered to be significant segment expenses.

(in millions)	Year Ended December 31, 2023		
	Infrastructure Solutions	Materials Solutions	Total
Reportable segment revenues:			
Revenues from external customers	$ 800.4	$ 537.8	$ 1,338.2
Intersegment revenues	37.8	1.0	38.8
Total revenues - reportable segments	$ 838.2	$ 538.8	$ 1,377.0
Significant reportable segment expenses:			
Manufacturing operation costs:			
Equipment	$ 408.5	$ 274.4	$ 682.9
Parts	121.9	82.1	204.0
Other	65.8	41.8	107.6
General and administrative	53.5	39.2	92.7
Sales and marketing	44.6	27.6	72.2
Quality costs [1]	15.1	12.1	27.2
Research and development	15.1	6.7	21.8
Inventory period costs [2]	11.3	4.9	16.2
Other segment items [3]	—	(0.7)	(0.7)
Reportable Segment Operating Adjusted EBITDA	$ 102.4	$ 50.7	$ 153.1
Reportable segment assets and capital expenditures:			
Assets	$ 1,041.5	$ 800.2	$ 1,841.7
Capital expenditures	24.8	8.9	33.7

[1] Quality costs related to repair or other remediation expenses incurred for corrective action on product failures covered by warranties or voluntarily for certain warranty-type expenses occurring after the normal warranty period expires to help protect the reputation of the Company's products and maintain the goodwill of customers.

[2] Inventory period costs primarily relate to inventory reserves and adjustments and net scrap sales.

[3] Other segment items consists of foreign exchange gains and losses, investment income and loss and other income and expense amounts that are included in Segment Operating Adjusted EBITDA that are not considered to be significant segment expenses.

Reconciliations for the Company's reportable segment information are set forth below:

(in millions)	Years Ended December 31,					
	2025		2024		2023	
Reconciliation of reportable segment revenues to "Net sales"						
Total revenues - reportable segments	$	1,451.3	$	1,360.4	$	1,377.0
Elimination of intersegment revenues		(40.9)		(55.3)		(38.8)
Net sales	$	1,410.4	$	1,305.1	$	1,338.2
Reconciliation of Reportable Segment Operating Adjusted EBITDA to "Income before income taxes"						
Segment Operating Adjusted EBITDA - reportable segments	$	189.9	$	158.7	$	153.1
Corporate and Other expenses		(49.2)		(46.9)		(43.1)
Transformation program		(19.6)		(32.8)		(29.2)
Restructuring and other related charges		0.2		(9.5)		(7.7)
Goodwill impairment		—		(20.2)		—
Asset impairment		—		—		(1.2)
Gain on sale of property, equipment and business, net		0.2		1.1		3.1
Acquisition and integration costs		(16.9)		(0.8)		—
Interest expense, net		(15.2)		(8.7)		(6.8)
Depreciation and amortization		(36.3)		(26.8)		(25.6)
Net income (loss) attributable to noncontrolling interest		—		(0.2)		0.2
Income before income taxes	$	53.1	$	13.9	$	42.8
Reconciliation of reportable segment assets to "Total assets"						
Total assets - reportable segments	$	2,358.1	$	1,868.1	$	1,841.7
Corporate and Other		1,133.0		864.4		770.9
Elimination of intercompany receivables		(1,304.6)		(1,121.1)		(999.4)
Elimination of investment in subsidiaries		(775.6)		(522.9)		(521.5)
Other		(43.7)		(44.9)		(32.4)
Total assets	$	1,367.2	$	1,043.6	$	1,059.3
Reconciliation of reportable segment capital expenditures to "Expenditures for property and equipment"						
Total capital expenditures - reportable segments	$	31.2	$	20.2	$	33.7
Corporate and Other		9.5		0.3		0.4
Total capital expenditures	$	40.7	$	20.5	$	34.1

"Net sales" into major geographic regions, attributable to the shipping location or the location where service was performed, were as follows:

(in millions)	Years Ended December 31,		
	2025	2024	2023
United States	$ 1,130.2	$ 1,015.4	$ 1,083.4
Canada	69.8	67.4	58.5
Australia and Oceania	41.9	52.3	55.7
Africa	39.6	40.5	36.6
Brazil	35.9	32.9	27.0
Other European Countries	24.6	23.7	26.2
South America (excluding Brazil)	22.1	17.8	19.8
Other Asian Countries	13.5	12.3	7.7
Mexico	9.2	23.8	8.4
Japan and Korea	7.2	—	0.3
West Indies	5.5	3.8	2.5
Middle East	3.6	1.8	4.9
Post-Soviet States (excluding Russia)	3.0	7.2	2.5
India	2.4	0.6	0.6
Central America (excluding Mexico)	1.9	5.6	4.1
Total foreign	280.2	289.7	254.8
Total consolidated sales	$ 1,410.4	$ 1,305.1	$ 1,338.2

"Property and equipment, net" by major geographic region is as follows:

(in millions)	December 31,	
	2025	2024
United States	$ 185.6	$ 148.2
United Kingdom	17.0	16.5
Brazil	5.8	4.9
South Africa	5.0	4.1
Australia	4.3	4.0
Canada	3.7	3.9
Other	0.9	0.3
Total foreign	36.7	33.7
Total property and equipment, net	$ 222.3	$ 181.9

20. Other Income and Expenses, net

Other income (expenses), net, consists of the following:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Foreign exchange gains (losses), net	$ 0.9	$ (1.2)	$ 0.7
Investment income, net	0.3	—	0.2
Other, net	1.2	0.6	0.1
Total	$ 2.4	$ (0.6)	$ 1.0

21. Strategic Transformation and Restructuring, Impairment and Other Asset (Gains) Charges, net

The Company's strategic transformation program includes the ongoing multi-year phased implementation of a standardized enterprise resource planning ("ERP"), which is replacing much of the existing disparate core financial systems. The upgraded ERP will initially convert internal operations, manufacturing, finance, human capital resources management and customer relationship systems to cloud-based platforms. An implementation of this scale is a major financial undertaking and requires substantial time and attention of management and key employees.

Net capitalized implementation costs associated with the ERP implementation totaled $28.2 million, of which $3.6 million and $24.6 million were included in "Prepaid expenses and other assets" and "Other long-term assets", respectively, in the Consolidated Balance Sheets as of December 31, 2025. Net capitalized implementation costs totaled $31.9 million, of which $3.7 million and $28.2 million were included in "Prepaid expenses and other assets" and "Other long-term assets", respectively, in the Consolidated Balance Sheets as of December 31, 2024. Accumulated amortization associated with these capitalized implementation costs totaled $9.2 million and $5.5 million as of December 31, 2025 and 2024, respectively.

Costs associated with these strategic transformation programs are presented below:

(in millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Strategic transformation programs						
"Selling, general and administrative expenses"	$	19.6	$	33.0	$	29.4
"Cost of sales"		0.1		0.5		0.3
Total costs related to strategic transformation initiatives	$	19.7	$	33.5	$	29.7
Amortization of capitalized implementation costs [(1)]	$	3.7	$	3.6	$	1.9

[(1)] Amortization of capitalized implementation costs is recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

In addition, the Company periodically sells or disposes of its assets in the normal course of its business operations as they are no longer needed or used and may incur gains or losses on these disposals. Certain of the costs associated with these decisions are separately identified as restructuring. The Company reports asset impairment charges, excluding goodwill impairment, and gains or losses on the sales of property and equipment collectively, with restructuring charges in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations to the extent they are experienced.

Restructuring, impairment and other asset (gains) charges, net incurred in 2025, 2024 and 2023 are as follows:

(in millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Restructuring (gains) charges, net:						
(Gains) charges associated with exited operations – Enid	$	(0.2)	$	8.6	$	0.4
Workforce reductions		—		0.9		—
Charges associated with leadership change and overhead restructuring		—		—		7.3
Total restructuring related (gains) charges, net		(0.2)		9.5		7.7
Asset impairment charges:						
Other impairment charges		—		—		1.2
Total asset impairment charges		—		—		1.2
Gain on sale of property and equipment, net:						
Gain on sale of property and equipment, net		(0.2)		(1.1)		(3.1)
Total gain on sale of property and equipment, net		(0.2)		(1.1)		(3.1)
Restructuring, impairment and other asset (gains) charges, net	$	(0.4)	$	8.4	$	5.8

Net restructuring (gains) charges by reportable segment and the Corporate and Other category are as follows:

(in millions)	Years Ended December 31,					
	2025		**2024**		**2023**	
Infrastructure Solutions	$	(0.2)	$	9.0	$	0.5
Materials Solutions		—		0.3		—
Corporate and Other		—		0.2		7.2
Total restructuring related (gains) charges, net	$	(0.2)	$	9.5	$	7.7

Impairment charges by reportable segment and the Corporate and Other category are as follows:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Infrastructure Solutions	$ —	$ —	$ 0.4
Corporate and Other	—	—	0.8
Total impairment charges	$ —	$ —	$ 1.2

The (gains) losses on sale of property and equipment by reportable segment are as follows:

(in millions)	Years Ended December 31,		
	2025	2024	2023
Infrastructure Solutions	$ (0.2)	$ (0.3)	$ (3.1)
Materials Solutions	0.1	(0.8)	—
Corporate and Other	(0.1)	—	—
Total gain on sale of property and equipment, net	$ (0.2)	$ (1.1)	$ (3.1)

In October 2024, the Company reached an agreement to resolve the action styled VenVer S.A. and Americas Coil Tubing LLP v. GEFCO, Inc., related to Enid for $8.4 million. In connection with the settlement, management recorded a loss of $8.4 million in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations and "Other current liabilities" in the Consolidated Balance Sheets during the third quarter of 2024. See Note 16, Commitments and Contingencies for further discussion of this matter.

In January 2021, the Company announced plans to close the Tacoma facility in order to simplify and consolidate operations within the Infrastructure Solutions segment. The Company completed the sale of the Tacoma facility's land, building and certain equipment assets in the first quarter of 2023 for $19.9 million. The Company recorded a gain on the sale of $3.4 million, which was recorded in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations.

Effective January 6, 2023, Mr. Barry A. Ruffalo's employment as President and Chief Executive Officer was terminated. In connection with his separation, the Company entered into an agreement with Mr. Ruffalo (the "Separation Agreement") pursuant to which, Mr. Ruffalo was entitled to certain severance payments and benefits. There were $1.8 million of restructuring costs, related to the modification of Mr. Ruffalo's equity awards and other third-party transition support costs incurred in the year ended December 31, 2023, which were recorded in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations. The related recovery of $1.6 million of previously incurred share-based compensation expense was recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations during the first quarter of 2023. The Separation Agreement also includes a release and waiver by Mr. Ruffalo and other customary provisions.

Management continually reviews the Company's organizational structure and operations to ensure they are optimized and aligned with achieving near-term and long-term operational and profitability targets. In connection with this review, the Company effected workforce reductions during the second quarter of 2024, whereby charges of $0.9 million were incurred and recorded in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations. In February 2023, the Company implemented a limited restructuring plan to right-size and reduce the fixed cost structure of certain overhead departments. Total charges of $5.5 million for employee termination costs, including equity award modifications, were recorded in "Restructuring, impairment and other asset (gains) charges, net" in the Consolidated Statements of Operations. The related recovery of $1.0 million of previously incurred share-based compensation expense was recorded in "Selling, general and administrative expenses" in the Consolidated Statements of Operations.

22. Subsequent Event

The Company has evaluated all events subsequent to the balance sheet date as of December 31, 2025 through the date of issuance of these consolidated financial statements and has determined that, except as set forth below, there are no subsequent events that require disclosure.

On January 1, 2026, the Company completed the acquisition of CWMF, LLC ("CWMF"), a manufacturer of portable and stationary asphalt plant equipment and parts. The acquisition increases production capacity in the Company's Infrastructure Solutions segment. The total cash consideration paid by the Company to the sellers of CWMF was $67.5 million, subject to a customary purchase price adjustment and was funded by a combination of incremental borrowings on the Company's 2025 Credit Facilities and cash on hand. The Company expects to account for this transaction as a business combination. The initial accounting, including the identification and allocation of consideration to assets acquired and liabilities assumed, is not complete given the proximity of the acquisition to the financial statement filing date. The acquisition is not expected to be material to the Company's Consolidated Statements of Operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has established and maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management carried out an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations except for the operations of TerraSource, which the Company acquired on July 1, 2025. TerraSource's operations represent 23.8% of the Company's consolidated total assets, 6.0% of the Company's consolidated revenues, and (7.0)% of the Company's consolidated net income from continuing operations as of and for the year ended December 31, 2025. The Company is in the process of implementing its internal control structure over the acquired operations and expects that this effort will be completed in 2026.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the three month period ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

We are currently undertaking a significant multi-year global ERP implementation to upgrade our information technology platforms and business processes. The implementation is occurring in phases over several years, which began in 2023. During 2023, we implemented the human capital resources management module, including the payroll application for all locations within the United States, the ERP at Corporate and one manufacturing site and the consolidations and reporting module. During 2024, we implemented the ERP at two additional manufacturing sites.

As a result of this multi-year implementation, we expect certain changes to our processes and procedures, which, in turn, will result in changes to our internal control over financial reporting. While we expect this implementation to strengthen our internal control over financial reporting by automating certain manual processes and standardizing business processes and reporting across our organization, we will continue to evaluate and monitor our internal control over financial reporting as processes and procedures in the affected areas evolve.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10, other than the information regarding the Code of Conduct and Ethics and Insider Trading Policy set forth below, is incorporated by reference to the sections entitled "Board of Directors," "Executive Officers," "Corporate Governance, the Board and its Committees" and "Report of the Audit Committee" in our Proxy Statement for the 2026 Annual Meeting of Shareholders (the "Proxy Statement").

Our Board of Directors has approved a Code of Conduct and Ethics that applies to our employees, directors and officers (including our principal executive officer, principal financial officer and principal accounting officer). The Code of Conduct and Ethics is available on our website at https://ir.astecindustries.com/esg/governance-documents/ and will be made available in print without charge to any shareholder who requests it. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Conduct and Ethics by posting such information on our website at the address specified above.

We have an Insider Trading Policy (the "Policy") governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers and employees and other covered persons, as well as the Company itself. The Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Policy is incorporated by reference as Exhibit 19 to this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the sections entitled "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation" and "Compensation Committee Report" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the sections entitled "Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the section entitled "Corporate Governance, the Board and its Committees" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the section entitled "Audit Matters" in our Proxy Statement.

Our independent registered public accounting firm is Deloitte & Touche LLP, Nashville, Tennessee, PCAOB Auditor Firm ID: 34

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   The following financial statements and the other information listed below appear in Part II, Item 8. Financial Statements and Supplementary Data to this Report and are filed as a part hereof:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2025 and 2024
- Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Equity for the Years Ended December 31, 2025, 2024 and 2023
- Notes to Consolidated Financial Statements

(a)(2)   Financial Statement Schedules are not filed with this Report because the Schedules are either inapplicable or the required information is presented in the Consolidated Financial Statements or Notes thereto.

(a)(3)   The following Exhibits are incorporated by reference into or are filed with this Report:

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Period Ended	Filing Date
2.1	Membership Interest Purchase Agreement, dated April 28, 2025, by and among TerraSource Holdings, LLC, the seller parties thereto, Sellers' Representative and Astec Industries, Inc.		8-K	7/1/2025	7/1/2025
3.1	Amended and Restated Charter of the Company		10-Q	9/30/2011	11/9/2011
3.2	Amended and Restated Bylaws of the Company		8-K	12/21/2022	12/27/2022
4.1	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934		10-K	12/31/2022	3/1/2023
10.1	Credit Agreement, dated as of July 1, 2025, by and among Astec Industries, Inc., as borrower, and Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto		8-K	7/1/2025	7/1/2025
10.2	Astec Industries, Inc. 2021 Equity Incentive Plan*		DEF 14A		3/18/2021
10.3	Astec Industries, Inc. 2025 Equity Incentive Plan*		DEF 14A		3/14/2025
10.4	Astec Industries, Inc. Executive and Key Employee Severance Plan, effective January 1, 2025*		8-K	12/18/2024	12/19/2024
10.5	Trust under Astec Industries, Inc. Supplemental Retirement Plan, dated January 1, 1996*		10-K	12/31/1995	3/15/1996
10.6	Astec Industries, Inc. Supplemental Executive Retirement Plan, as amended and restated through January 1, 2009*		10-K	12/31/2008	2/27/2009
10.7	Astec Industries, Inc. Amended and Restated Non-Employee Directors Compensation Plan, original effective April 23, 1998 with amended and restated provisions effective April 29, 2016*		10-K	12/31/2016	3/1/2017
10.8	Astec Industries, Inc. Deferred Compensation Plan effective January 1, 2021*		10-Q	3/31/2021	5/6/2021
10.9	Form of Restricted Stock Unit Award Certificate under the Astec Industries, Inc. 2025 Equity Incentive Plan*	X			
10.10	Form of Performance-Based Restricted Stock Unit Award Certificate (Return On Invested Capital) under the Astec Industries, Inc. 2025 Equity Incentive Plan*	X			
10.11	Form of Performance-Based Restricted Stock Unit Award Certificate (Total Shareholder Return) under the Astec Industries, Inc. 2025 Equity Incentive Plan*	X			
10.12	Form of Restricted Stock Unit Award Certificate under the Astec Industries, Inc. 2025 Equity Incentive Plan - Director Awards*	X			
19	Insider Trading Policy*		10-K	12/31/2024	2/26/2025
21	Subsidiaries of the Registrant	X			
23	Consent of Independent Registered Public Accounting Firm	X			
31.1	Certification of Chief Executive Officer of Astec Industries, Inc. pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002	X			

31.2	Certification of Chief Financial Officer of Astec Industries, Inc. pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002		X				
32.1	Certification of Chief Executive Officer of Astec Industries, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X				
32.2	Certification of Chief Financial Officer of Astec Industries, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002		X				
97	Compensation Recoupment Policy*				10-K	12/31/2023	2/28/2024
101.INS	XBRL Instance Document		X				
101.SCH	XBRL Taxonomy Extension Schema Document		X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document		X				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document		X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document		X				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document		X				
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (included in Exhibit 101).		X				

*Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Astec Industries, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2026

ASTEC INDUSTRIES, INC.
(Registrant)

/s/ Jaco van der Merwe
Jaco van der Merwe, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Jaco van der Merwe Jaco van der Merwe	President and Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2026
/s/ Brian J. Harris Brian J. Harris	Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ Robert G. Putney Robert G. Putney	Vice President, Chief Accounting Officer and Business Development (Principal Accounting Officer)	February 25, 2026
/s/ William D. Gehl William D. Gehl	Director and Chairman of the Board	February 25, 2026
/s/ Tracey H. Cook Tracey H. Cook	Director	February 25, 2026
/s/ Mark J. Gliebe Mark J. Gliebe	Director	February 25, 2026
/s/ Mary L. Howell Mary L. Howell	Director	February 25, 2026
/s/ Jeffrey T. Jackson Jeffrey T. Jackson	Director	February 25, 2026
/s/ Nalin Jain Nalin Jain	Director	February 25, 2026
/s/ Linda I. Knoll Linda I. Knoll	Director	February 25, 2026
/s/ Patrick S. Shannon Patrick S. Shannon	Director	February 25, 2026
/s/ James Winford James Winford	Director	February 25, 2026